    AS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION ON FEBRUARY 9, 1998



                                                      REGISTRATION NO. 333-43141

================================================================================

                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549


                                AMENDMENT NO. 1


                                       TO

                                    FORM S-1
                             REGISTRATION STATEMENT
                        UNDER THE SECURITIES ACT OF 1933
                            ------------------------


                      CHAMPIONSHIP AUTO RACING TEAMS, INC.

             (EXACT NAME OF REGISTRANT AS SPECIFIED IN ITS CHARTER)


            DELAWARE                          8980                         38-3389456
(STATE OR OTHER JURISDICTION OF   (PRIMARY STANDARD INDUSTRIAL          (I.R.S. EMPLOYER
 INCORPORATION OR ORGANIZATION)   CLASSIFICATION CODE NUMBER)         IDENTIFICATION NO.)


                      755 WEST BIG BEAVER ROAD, SUITE 800
                              TROY, MICHIGAN 48084
                                 (248) 362-8800
              (ADDRESS, INCLUDING ZIP CODE, AND TELEPHONE NUMBER,
       INCLUDING AREA CODE, OF REGISTRANT'S PRINCIPAL EXECUTIVE OFFICES)

                                  ANDREW CRAIG
                      755 WEST BIG BEAVER ROAD, SUITE 800
                              TROY, MICHIGAN 48084
                                 (248) 362-8800
 (NAME, ADDRESS, INCLUDING ZIP CODE, AND TELEPHONE NUMBER, INCLUDING AREA CODE,
                             OF AGENT FOR SERVICE)

                                   COPIES TO:


                JACK A. BJERKE                                  T. MARK KELLY
                AMY M. SHEPHERD                               JEFFERY B. FLOYD
   KEGLER, BROWN, HILL & RITTER CO., L.P.A.                VINSON & ELKINS L.L.P.
             65 EAST STATE STREET                          1001 FANNIN, SUITE 2300
                  18TH FLOOR                                  HOUSTON, TX 77002
              COLUMBUS, OH 43215                               (713) 758-2222
                (614) 462-5400


                            ------------------------

        APPROXIMATE DATE OF COMMENCEMENT OF PROPOSED SALE TO THE PUBLIC:

As soon as practicable after the effective date of this Registration Statement.

     If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, check the following box. [ ]

     If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [ ]

     If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [ ]

     If delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box. [ ]
                        CALCULATION OF REGISTRATION FEE


  ==================================================================================================================
   TITLE OF EACH CLASS OF SECURITIES          PROPOSED MAXIMUM AGGREGATE
            TO BE REGISTERED                       OFFERING PRICE(1)                 AMOUNT OF REGISTRATION FEE
  ------------------------------------------------------------------------------------------------------------------
Common Stock, par value $.01 per share:
  Shares issued in public offering                    $85,744,000                            $25,295(2)
    including the associated stock
    purchase rights.....................
==================================================================================================================


(1) Estimated pursuant to Rule 457 solely for the purpose of calculating the registration fee.


(2) A total of $24,823 was paid on December 23, 1997 with the initial filing of this registration statement.


     THE REGISTRANT HEREBY AMENDS THIS REGISTRATION STATEMENT ON SUCH DATE OR DATES AS MAY BE NECESSARY TO DELAY ITS EFFECTIVE DATE UNTIL THE REGISTRANT SHALL FILE A FURTHER AMENDMENT WHICH SPECIFICALLY STATES THAT THIS REGISTRATION STATEMENT SHALL THEREAFTER BECOME EFFECTIVE IN ACCORDANCE WITH SECTION 8(a) OF THE SECURITIES ACT OF 1933 OR UNTIL THIS REGISTRATION STATEMENT SHALL BECOME EFFECTIVE ON SUCH DATE AS THE COMMISSION, ACTING PURSUANT TO SAID SECTION 8(a), MAY DETERMINE.
================================================================================

INFORMATION CONTAINED HEREIN IS SUBJECT TO COMPLETION OR AMENDMENT. A REGISTRATION STATEMENT RELATING TO THESE SECURITIES HAS BEEN FILED WITH THE SECURITIES AND EXCHANGE COMMISSION. THESE SECURITIES MAY NOT BE SOLD NOR MAY OFFERS TO BUY BE ACCEPTED PRIOR TO THE TIME THE REGISTRATION STATEMENT BECOMES EFFECTIVE. THIS PROSPECTUS SHALL NOT CONSTITUTE AN OFFER TO SELL OR THE SOLICITATION OF AN OFFER TO BUY NOR SHALL THERE BE ANY SALE OF THESE SECURITIES IN ANY STATE IN WHICH SUCH OFFER, SOLICITATION OR SALE WOULD BE UNLAWFUL PRIOR TO REGISTRATION OR QUALIFICATION UNDER THE SECURITIES LAWS OF ANY SUCH STATE.


                 SUBJECT TO COMPLETION, DATED FEBRUARY 9, 1998


PROSPECTUS



                                4,660,000 SHARES


[CART LOGO]
                      CHAMPIONSHIP AUTO RACING TEAMS, INC.
                                  COMMON STOCK
                            ------------------------


     Of the 4,660,000 shares of Common Stock, par value $.01 per share (the "Common Stock") offered hereby (the "Offering"), 4,333,334 shares are being sold by Championship Auto Racing Teams, Inc. (the "Company") and 326,666 shares are being sold by certain stockholders (the "Selling Stockholders"). The Common Stock has been approved for listing on The New York Stock Exchange under the symbol "OPW."



     Prior to the Offering, there has been no public market for the Common Stock. It is currently estimated that the initial offering price will be between $14.00 and $16.00 per share. See "Underwriting" for a discussion of the factors to be considered in determining the initial public offering price. It is expected that following the completion of the Offering, the current stockholders of the Company will own approximately 68% of the outstanding Common Stock. See "Risk Factors--Control of the Company." Of the net proceeds from the Offering, $10.0 million will be used to acquire the Indy Lights Championship and $9.5 million will be used to pay certain obligations to franchise race teams, all of which are current stockholders of the Company. See "Use of Proceeds." Up to 6.5% of the Common Stock offered in the Offering is being reserved for sale to certain employees, directors and business associates of, and certain other persons designated by, the Company, at the initial public offering price. See "Underwriting."

                            ------------------------

       SEE "RISK FACTORS" BEGINNING ON PAGE 7 FOR A DISCUSSION OF CERTAIN
           FACTORS THAT SHOULD BE CONSIDERED BY POTENTIAL INVESTORS.
                            ------------------------

  THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND
           EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION NOR
            HAS THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE
               SECURITIES COMMISSION PASSED UPON THE ACCURACY OR
                ADEQUACY OF THIS PROSPECTUS. ANY REPRESENTATION
                     TO THE CONTRARY IS A CRIMINAL OFFENSE.


                                                                                           PROCEEDS TO
                                          PRICE TO      UNDERWRITING      PROCEEDS TO        SELLING
                                           PUBLIC       DISCOUNT (1)      COMPANY (2)      STOCKHOLDERS
                                          --------      ------------      -----------      ------------
Per Share..............................   $               $                $                 $
Total(3)...............................   $               $                $                 $


---------------
(1) The Company and the Selling Stockholders have agreed to indemnify the several Underwriters against certain liabilities, including liabilities under the Securities Act of 1933, as amended. See "Underwriting."


(2) Before deducting expenses payable by the Company, estimated at $1,150,000.



(3) The Company has granted the Underwriters a 30-day option to purchase up to 699,000 additional shares of Common Stock on the same terms and conditions as set forth above, solely to cover over-allotments, if any. If the option is exercised in full, the total Price to Public, Underwriting Discount and
    Proceeds to Company will be $        , $        and $        , respectively.
    See "Underwriting."

                            ------------------------


     The shares of Common Stock are offered by the several Underwriters, subject to prior sale when, as and if issued to and accepted by the Underwriters. The Underwriters reserve the right to reject orders in whole or in part. It is expected that delivery of the shares of Common Stock will be made against
payment therefor in New York, New York on or about             , 1998.

                            ------------------------
JEFFERIES & COMPANY, INC.                              A.G. EDWARDS & SONS, INC.

               , 1998

                 [PICTURE OF SPINNING CART WHEEL AND CART LOGO]

Prior to the Offering, the Company has not been subject to the reporting requirements of the Securities Exchange Act of 1934, as amended (the "Exchange Act"). The Company intends to furnish its stockholders with annual reports containing audited consolidated financial statements reported on by independent public accountants following the end of each fiscal year and such interim reports as it may determine to be necessary or desirable.

CERTAIN PERSONS PARTICIPATING IN THIS OFFERING MAY ENGAGE IN TRANSACTIONS THAT STABILIZE, MAINTAIN OR OTHERWISE AFFECT THE PRICE OF THE COMMON STOCK. SUCH TRANSACTIONS MAY INCLUDE STABILIZATION, THE PURCHASE OF COMMON STOCK TO COVER SYNDICATE SHORT POSITIONS AND THE IMPOSITION OF PENALTY BIDS. FOR A DESCRIPTION OF THESE ACTIVITIES, SEE "UNDERWRITING."

This Prospectus includes references to certain registered trademarks, servicemarks and logos, including FedEx, PPG, MCI, Indianapolis 500 and others, all of which are owned by the respective corporations.

                              [CAPTIONS TO PHOTOS]



FONTANA, CALIFORNIA -- SUPERSPEEDWAY


CLOSE COMPETITION


MARK BLUNDELL AND FRIENDS


STAR POWER -- TEAM OWNERS CARL HAAS AND PAUL NEWMAN


1997 PPG CUP CHAMPION ALEX ZANARDI


MCI CART CHAMP CAR


SURFERS PARADISE, AUSTRALIA -- STREET COURSE


RIO DE JANEIRO, BRAZIL -- OVAL TRACK


MICHAEL ANDRETTI WITH RACE FANS


TROPHY PRESENTATION


LAGUNA SECA, CALIFORNIA -- ROAD COURSE


THE THRILL OF VICTORY

SPEED! ON THE TRACK AND IN THE PITS

                               PROSPECTUS SUMMARY

     The following summary is qualified in its entirety by the more detailed information and consolidated financial statements, including the notes thereto, appearing elsewhere in this Prospectus. References in this Prospectus to the "Company" shall mean Championship Auto Racing Teams, Inc., its predecessor and its subsidiaries, and references to "CART" shall mean the Company's subsidiary, CART, Inc., its predecessors and its and their subsidiaries, unless the context otherwise requires. Unless otherwise noted herein, the information contained in this Prospectus gives effect to (i) the Reorganization (as defined herein)and the proposed acquisition of American Racing Series, Inc. and BP Automotive, Inc., as described herein (the "Indy Lights Acquisition") and (ii) assumes the Underwriters' over-allotment option will not be exercised.

                                  THE COMPANY


     Championship Auto Racing Teams, Inc. owns, operates and sanctions the premier open-wheel motorsports series in North America, the FedEx Championship Series, formerly known as the PPG CART World Series (the "CART Championship"), and is responsible for organizing, marketing and staging each of the races in the CART Championship. With speeds of up to 240 miles per hour, and an average margin of victory during the 1997 race season of less than four seconds, CART open-wheel racing is the fastest form of closed-circuit auto racing available to motorsports audiences, providing intense excitement and competition.



     The drivers and racing teams participating in CART racing events are among the most recognized names in motorsports, with marquee drivers including Michael Andretti, Bobby Rahal, Al Unser Jr., Jimmy Vasser and Alex Zanardi. The excitement and competition of CART racing also attracts well-known racing legends, business leaders and sports and entertainment personalities as team owners, including Chip Ganassi, Carl Haas, David Letterman, Bruce McCaw, Joe Montana, Paul Newman, U.E. "Pat" Patrick, Walter Payton and Roger Penske. For a complete list of CART drivers and teams, see "Business." Major sponsors of the 1998 CART Championship include Federal Express and PPG Industries as the co-title sponsors, MCI, Budweiser, Mercedes-Benz, Honda, Craftsman and other Fortune 500 companies.


     Open-wheel racing in the United States traces its history to 1904, and is the oldest continually scheduled motorsports competition in the world. The 1997 CART Championship included 17 races staged in four countries -- the United States, Canada, Australia and Brazil. Two additional races have been added for 1998, one in Motegi, Japan and one in Houston, Texas. CART races are conducted on four different types of tracks: superspeedways, ovals, temporary street courses and permanent road courses, requiring teams and drivers to employ a variety of skills to master different courses to compete for the CART Championship. Each race weekend in the CART Championship is an "event" offering spectators the opportunity to enjoy a CART race as well as a full weekend of entertainment, including additional races, practice and qualifying rounds for all racing events, and automotive and general entertainment demonstrations and displays. Race weekends provide corporate sponsors and other businesses the opportunity to entertain their customers and employees through hospitality areas and other activities.


     Motorsports is among the most popular and fastest growing spectator sports in the United States and, after soccer, it is the most watched sport worldwide. CART's races were televised in more than 185 countries in 1997 with aggregate television audiences in excess of 1 billion viewers. Total attendance at major auto racing series' events in North America and CART racing events increased significantly from 12.4 million and 1.8 million, respectively, in 1991 to 16.8 million and 2.5 million, respectively, in 1997. CART believes the demographic profile of its growing spectator base has considerable appeal to track owners, sponsors, television networks and advertisers. The mean annual family income of CART spectators has been estimated to be $52,700, compared to $38,400 for an average United States household.



     The Company derives its revenues from four primary sources: sanction fees paid by track promoters, corporate sponsorship fees, television revenues and licensing royalties. The Company's revenues have increased during the last four years from $25.2 million in 1994 to $41.8 million in 1997. Based upon current promoter and sponsorship agreements, the Company expects that sanction fee revenues will increase from $24.2 million to $30.1 million and that sponsorship revenues will increase from $7.2 million to $12.1 million from 1997 to 1998.

                                GROWTH STRATEGY

     The Company's growth strategy is to increase revenues and net income by expanding the worldwide audience for CART racing. The Company intends to capitalize on its position as the premier open-wheel racing series in North America and the thrill and excitement of CART racing to increase CART's brand awareness. The Company believes that these factors will provide it with opportunities for increased sanction fees, corporate sponsorship fees, television revenues and royalties. To implement its strategy, the Company intends to:


          - Increase Market Penetration in the United States. The Company will continue to develop its race schedule in key markets in the United States and will sanction a new race in Houston, Texas during the 1998 season. Because CART races are conducted on superspeedways, ovals, temporary street courses and permanent road courses, the Company believes it has great flexibility in selecting future race venues.


          - Expand International Audience. The Company believes that the world market for motorsports is predisposed to CART's style of exciting, competitive, open-wheel racing. The CART Championship will span four continents in 1998, with events in the United States, Canada, Australia, Brazil and Japan. The Company typically receives higher sanction fees from the promoters of international race events. Management continues to explore additional opportunities to export its high-value, American racing product throughout the world and to include more international-based sponsors for the Company and its race teams.


          - Expand Media Exposure. The Company plans to expand CART's exposure and fan awareness by developing additional television and radio coverage. During the 1998 race season, the Company expects to continue its magazine-style program, "Inside CART," which premiered in the United States on the Fox Sports Network in late 1997. Internationally, CART will continue to build on the media distribution base established over recent years in conjunction with its various distribution partners, with a particular emphasis on expanding primary network coverage within individual countries.



          - Increase CART's Licensing Opportunities. The Company will continue to seek out opportunities to bring the CART brand to a broader market. Through CART Licensed Products, LP ("CART Licensed Products"), an affiliated limited partnership in which the Company owns a 55% interest, CART provides "one stop shopping" for potential licensees for the servicemarks and trademarks of CART, as well as for participating race teams, drivers and tracks. This integrated approach allows licensees and retailers to work with a single licensing entity rather than negotiating in the fragmented licensing environment found in other sports. See
     "Business -- CART Licensed Products."



          - Acquire and Develop Related Businesses and Properties. The Company will selectively pursue opportunities to acquire and apply the CART brand name to other race-related businesses and properties. The Company expects to vertically integrate certain support-racing series to develop future racing talent in the United States. The Company is also seeking opportunities to acquire and develop race experience products such as simulation or virtual reality products, indoor kart racing centers and race schools, which will provide potential and existing race fans with an affordable and accessible opportunity to experience the sport. As the first step in this strategy, the Company is acquiring American Racing Series, Inc. ("ARS"), which operates the PPG Dayton Indy Lights Championship ("Indy Lights") and BP Automotive, Inc. ("BP"), which provides certain equipment to the participants of Indy Lights. This transaction will close concurrently with the Offering.


                              RECENT DEVELOPMENTS

CO-TITLE SPONSORSHIP FROM FEDERAL EXPRESS


     Beginning with the 1998 race season, Federal Express has become the co-title sponsor of the CART Championship, which has been officially designated the "FedEx Championship Series." Under the sponsorship agreement, Federal Express has acquired a comprehensive range of marketing benefits as well as opportunities to supply services to CART, its teams and its race promoters. A significant feature of this sponsorship arrangement is the combination of the marketing rights of both CART and its race promoters to provide an exclusive sponsorship involvement through the entire CART Championship. PPG Industries,

CART's long-time title sponsor, will continue to be involved as a co-title sponsor of the series and the name sponsor of the CART Championship winner's trophy -- the "PPG Cup." PPG will also continue with its successful pace car program at each CART race event.

THE INDY LIGHTS ACQUISITION


     In December 1997, the Company entered into a binding letter of intent to acquire all of the outstanding shares of common stock of ARS and certain assets of BP for $10.0 million in cash, and options to purchase 100,000 shares of Common Stock at the initial public offering price (the "Indy Lights Acquisition"). ARS operates Indy Lights and BP provides certain equipment to the participants of Indy Lights. Indy Lights, the Official Development Series of the CART Championship, was founded in 1986 as a series to develop future CART teams, drivers, engineers and crew members. Indy Lights was designed to emphasize driver and team talent, while reducing any advantage gained through large monetary expenditures for equipment and technology. By restricting competition to a single chassis design, powered by identical, sealed engines and running a single brand of tires, Indy Lights offers a series in which costs can be carefully controlled and creates a level playing field for drivers, team managers and engineers. Indy Lights races are sanctioned by CART and 13 of the 14 races in the 1998 Indy Lights series will be held in conjunction with CART events. The Indy Lights Acquisition will close concurrently with the Offering and will be funded with a portion of the proceeds from the Offering. See "Use of Proceeds" and "Business -- PPG Dayton Indy Lights Championship."


THE REORGANIZATION


     The Company was formed in December 1997 to serve as a holding company for CART and its subsidiaries. CART previously issued 25.5 shares of its common stock to racing teams who met certain participation requirements. Each outstanding share of common stock of CART was acquired by the Company in exchange for 400,000 shares of Common Stock (the "Reorganization"). The Reorganization was completed in anticipation of, and to facilitate, the Offering. As part of the Reorganization and pursuant to a three-year agreement among each of the Company's current stockholders, effective January 1, 1998, the payment of certain items to franchise members including reimbursement of travel expenses on a per race basis, directors fees and other race-related payments will be discontinued. Such payments aggregated approximately $8,976,000, $8,527,000 and $19,413,000 in 1995, 1996 and 1997, respectively. See
"Business -- Franchise System and Race Teams."


                                  THE OFFERING


Common Stock offered by the
Company.............................     4,333,334 shares



Common Stock offered by the Selling
  Stockholders......................     326,666 shares



Common Stock outstanding after the
Offering(1).........................     14,533,334 shares



Use of Proceeds.....................     $10.0 million of the net proceeds from
                                         the Offering will be used to fund the
                                         cash portion of the Indy Lights
                                         Acquisition; $9.5 million will be used
                                         to pay certain obligations to franchise
                                         race teams; and the balance will be
                                         used for working capital and other
                                         general corporate purposes, including
                                         funding future acquisitions and
                                         developing racing related businesses
                                         and properties. See "Use of Proceeds."
                                         The Company will not receive any
                                         proceeds from the sale of Common Stock
                                         by the Selling Stockholders.



New York Stock Exchange Symbol......     "OPW"

---------------


(1) Excludes 1,088,050 shares issuable upon exercise of stock options to be granted under the Company's 1997 Stock Option Plan concurrently with the Offering (the "Stock Option Plan") and 100,000 shares issuable upon exercise of stock options to be granted in connection with the Indy Lights Acquisition. See "Management -- Stock Option Plans."

                      SUMMARY CONSOLIDATED FINANCIAL DATA


    The following summary consolidated financial data as of and for the years ended December 31, 1995, 1996 and 1997 are derived from the Company's Consolidated Financial Statements. The unaudited pro forma financial information gives effect to (i) the Indy Lights Acquisition, (ii) the Reorganization, and
(iii) the Offering, as if each of these events had occurred on January 1, 1997. The summary consolidated financial data below should be read in conjunction with "Selected Consolidated Financial Data," the Company's Consolidated Financial Statements and related notes thereto, the Unaudited Pro Forma Condensed Consolidated Financial Information and related notes thereto and "Management's Discussion and Analysis of Financial Condition and Results of Operations," contained elsewhere in this Prospectus.



                                                                                  YEAR ENDED DECEMBER 31,
                                                                    ----------------------------------------------------
                                                                                 HISTORICAL
                                                                    ------------------------------------       PRO FORMA
                                                                     1995          1996           1997           1997
                                                                    -------       -------       --------       ---------
                                                                     (IN THOUSANDS, EXCEPT PER SHARE DATA AND NUMBER OF
                                                                                           RACES)
STATEMENT OF OPERATIONS DATA:
  Revenues:
    Sanction fees................................................   $18,708       $21,078       $ 24,248        $24,248
    Sponsorship revenue..........................................     4,780         5,501          7,221          9,589
    Television revenue...........................................     3,177         4,139          4,991          4,991
    U.S. 500(1)..................................................        --         7,054             --             --
    Other revenue................................................     3,312         3,682          5,360          8,430
                                                                    -------       -------        -------        -------
         Total revenues..........................................    29,977        41,454         41,820         47,258
  Total expenses(1)(2)(3)(4).....................................    29,196        41,971         52,050         36,944
  Income (loss) before income taxes..............................       781          (517)       (10,230)        10,314
  Net income (loss)..............................................       985          (338)        (6,803)         6,541
  Net income (loss) per share(5).................................   $   .10       $  (.04)      $   (.67)       $   .45
  Weighted average common shares outstanding(5)..................    10,200         9,400         10,200         14,533
OTHER DATA:
  Number of CART races...........................................        16            16             17            n/a
  Total CART attendance..........................................     2,260         2,366          2,491            n/a



                                                                                             AS OF DECEMBER 31, 1997
                                                                                             -----------------------
                                                                                             ACTUAL       PRO FORMA
                                                                                             -------     -----------
BALANCE SHEET DATA:
  Cash and cash equivalents................................................................  $ 1,164       $41,364
  Working capital (deficit)................................................................   (5,321)       44,154
  Total assets.............................................................................   12,352        62,858
  Total long-term debt (including current portion).........................................      444           444
  Total stockholders' equity (deficit).....................................................   (3,041)       56,259


---------------


(1) In 1996, the Company staged and acted as promoter of the inaugural U.S. 500. Revenues attributable to the U.S. 500 included sponsorship fees, television, admissions, program sales and other revenues associated with promoting the event. Expenses included, among others, the race purse, track rental, promotional and advertising costs and other expenses necessary to promote the event. Such expenses for the year ended December 31, 1996 (including purse awards) amounted to $8,246,000. The Company no longer acts as the promoter of the U.S. 500, but does continue to sanction the event.



(2) Total expenses for the years ended December 31, 1995, 1996 and 1997 include certain payments to franchise race teams, including reimbursement of travel expenses, director fees, purse awards and other race related payments. Effective January 1, 1998, the Company and the existing franchise race teams entered into an agreement whereby reimbursements for travel expenses, directors fees and race-related payments will be discontinued. Such agreement expires in December 2000. The pro forma statement of income data for the year ended December 31, 1997 excludes reimbursements of $19,413,000, which will be discontinued as a result of such agreement. Because each franchise race team is also a stockholder of the Company, and as such, has an interest in the success of the Offering, the agreement constitutes a related party transaction. Management does not intend to resume making such payments to franchise race teams in the foreseeable future. See "Risk Factors -- Elimination of Certain Payments in Connection with the Reorganization."



(3) Total expenses for 1997 include $4.8 million of additional administrative and indirect expenses primarily attributable to increases in advertising, marketing, public relations and television activities incurred in connection with the implementation of the Company's growth strategy.



(4) Total expenses for the historical and pro forma year ended December 31, 1997 include compensation expense of $1,483,000 related to the issuance of Common Stock to franchise members below its fair value on the date the Common Stock became eligible for purchase. This compensation expense reduced pro forma earnings per share by $.07. See "Management's Discussion and Analysis of Financial Condition and Results of Operations."



(5) Includes 1,400,000 shares of Common Stock, consisting of 1,200,000 shares issued to new franchise race teams and 200,000 shares issued to other race competitors on December 19, 1997. See "Business -- Franchise System and Race Teams."

                                  RISK FACTORS


     Prospective Purchasers of the Common Stock should consider carefully the risk factors set forth below, as well as the other information contained in this Prospectus.


COMPETITION


     Auto racing consists of several distinct categories, each with its own organizing body and racing events. Internationally, the most recognized form of auto racing is open-wheel racing, utilizing aerodynamically designed chassis and technologically advanced equipment. The most established international open-wheel racing series are Formula One, the CART Championship, Formula 3000 and Indy Lights. In addition to these established open-wheel series, the Indy Racing League (the "IRL"), a new United States-based oval-racing series that includes the Indianapolis 500, was formed in 1995. The largest auto racing category in the United States, in terms of attendance and media exposure, is stock car racing. Stock car racing utilizes equipment similar in appearance to standard passenger automobiles and races are typically staged on oval courses. The most prominent organizing body in stock car racing is the National Association of Stock Car Auto Racing, Inc. ("NASCAR"). The National Hot Rod Association ("NHRA") is the most prominent organizing body in drag racing. Drag racing typically involves short sprint races on a straight-line drag strip. Other, less prominent, racing segments include various types of sports car racing and club racing.



     The Company's racing events compete for television viewership, attendance and sponsorship funding with other racing events sanctioned by various other racing bodies and with other sports, entertainment and recreational events, such as football, basketball and baseball. The competition with other racing bodies such as Formula One, NASCAR, the IRL, the United States Auto Club ("USAC"), the NHRA, the Sports Car Club of America ("SCCA"), Professional SportsCar Racing ("PSCR"), the Automobile Racing Club of America ("ARCA") and others is intense. Racing events sanctioned by other organizations often are held on the same dates as CART events, at separate tracks, and compete for attendance as well as television viewership. In addition, CART competes with other racing bodies to sanction racing events at various motorsports facilities. In consideration of the intense competition in the sports and entertainment industry, there can be no assurance that the Company will maintain or improve its market position. See "Auto Racing Industry Overview" and "Business -- Competition."



RELIANCE ON PARTICIPATION BY TEAMS



     The future success of the Company is dependent upon the continued participation of racing teams, including team owners, drivers, engineers, mechanics and other team members, in CART-sanctioned race events. The teams currently participating in CART events derive substantially all of their funding for race operations from such team's sponsors. Generally, the team sponsors measure advertising exposure, including attendance at the events and television viewership, to determine future sponsorship commitments. Decreased attendance and television viewership could adversely affect the level of funding by some team sponsors. If sponsorship revenues are not available to teams, such teams may not have the necessary funding to participate in CART events. The termination of participation by teams currently competing in all CART events could have an adverse effect on the Company's business and financial condition. See "Business -- Franchise System and Race Teams."



     Historically, the number of race teams that have discontinued participation in CART events has generally been equal to or less than the number of new race teams entering the CART Championship. The Company is not aware of any race team that intends to discontinue its participation in the CART Championship. The Company is aware that Tasman Motorsports Group, a racing team which fielded two race cars in each of the events in the 1997 CART Championship, will field only one full-season race car and a partial-season entrant for the second car in the 1998 CART Championship. However, the Company has received entry forms from Team Green, Inc. and Forsythe Racing, Inc. stating that each team will field two cars in the 1998 CART Championship, rather than the single entry each fielded in the 1997 CART Championship. There can be no assurance that race teams will not discontinue participation in future CART events.



INDUSTRY SPONSORSHIPS



     The motorsports industry generates significant revenue each year from the sponsorship, promotion and advertising of various companies and their products. If sponsorship, promotion and advertising revenues are not available to the Company and the racing teams in the future, the Company's financial condition would be adversely affected. The revenue generated from such sponsorship, promotion and advertising substantially depends upon the level of advertising expenditures by sponsors or prospective sponsors, which in turn depends in part on the financial condition of such companies, the availability and cost of alternative promotional outlets and their perception of the benefits of using CART, its events or race teams as an advertising medium. The advertising and promotional value to sponsors is significantly impacted by television viewership of, and spectator attendance at, CART events.



RELIANCE ON PARTICIPATION BY SUPPLIERS



     The Company's racing events are dependent upon the continued participation of suppliers of engines, tires and chassis to teams competing in CART events. The engines and tires for CART race cars are designed specifically for CART racing, and the Company believes that the costs to some industry suppliers are greater than the revenues generated from the sale or lease of such products to the teams. Without the continued supply of engines, chassis and tires, the Company believes that its financial condition could be adversely affected. See "Business."



RELIANCE ON EVENT PROMOTERS



     The Company derives a substantial portion of its total revenues from sanction fees which are paid by each promoter to the Company. In the event that several promoters incur financial losses or restrictions that prohibit future events from taking place, or should such promoters elect not to promote CART events in the future, the Company believes that its financial condition could be adversely affected.



TOBACCO AND ALCOHOL ADVERTISING AND SPONSORSHIP



     Advertising by companies in the tobacco and alcohol industries is generally subject to greater governmental regulation than advertising by other sponsors. Although the Company does not derive significant advertising revenue from the tobacco and alcohol industries, many of the teams participating in CART-sanctioned events derive a substantial portion of their operating revenues from such industry sponsors. In addition, many of the race events that are sanctioned by CART are sponsored in part by companies in the tobacco and/or alcohol industries, with such sponsorship fees paid to the track promoters.



     In settlement of outstanding litigation with various state attorneys general in the United States, the tobacco industry has proposed to agree to implementation of certain governmental regulations which would prohibit advertisement of tobacco products at sports events, including motorsports. The proposed settlement must be approved by the United States Congress and signed by the President prior to implementation, and could change substantially prior to such approval. The Company cannot predict whether the settlement discussed above will be approved by Congress or the timing of any future restrictions on advertising impacting the tobacco industry. The Company believes that a prohibition on tobacco advertising will have an immediate effect on some of the teams participating in CART events (specifically including the seven 1998 race teams who the Company expects will derive substantially all of their funding from tobacco industry sponsors), as well as those United States race promoters who derive a portion of their revenues from tobacco advertising and sponsorship. If the settlement is approved, the race teams will be required to seek other sponsorship and their failure to secure substitute sponsorship could adversely affect their ability to continue participation in CART events. Regardless of the outcome of the proposed settlement in the United States, any future limitations on tobacco advertising may have an adverse effect on race venues and may limit the Company's ability to expand its race schedule into other countries. See "Auto Racing Industry Overview" and "Business -- Drivers and Corporate Sponsors."


THE INDY RACING LEAGUE

     In 1995, the IRL was formed as a rival open-wheel racing league to compete directly with CART and the CART Championship. The IRL was founded by affiliates of the Indianapolis Motor Speedway ("IMS").


     Since the creation of the IRL and rule changes instituted by the IRL and USAC, which governed the Indianapolis 500, almost all of the CART teams and drivers have not competed at the Indianapolis 500, believing that the rule changes were adverse to the teams participating in CART events. The 1996 rule changes included, among others, reservation of 25 of the 33 starting positions in the Indianapolis 500 for those competing in other IRL events. Additional rule changes for 1997 included substantial changes to equipment specifications such that the cars competing in CART-sanctioned events could not compete at the Indianapolis 500. The reservation of starting positions was eliminated by the IRL for 1998.


     The Indianapolis 500 is a major racing event in the United States and draws substantial television viewership. For these reasons, many companies that sponsored race teams historically regarded an involvement at the Indianapolis 500 as being an extremely important part of their sponsorship. Considerable sums have been spent by corporations to sponsor race teams participating at the Indianapolis 500 and on advertising and promotion in support of such sponsorship. Through the date of this Prospectus, the Company does not believe that it or its teams have lost significant sponsors due to non-participation by CART teams and drivers at the Indianapolis 500.

     The Company is unable to predict what effect, if any, the IRL or the continued non-participation by CART teams at the Indianapolis 500 will have on the Company's future results. See "Auto Racing Industry Overview" and "Business -- Competition."


LIMITATIONS ON ABILITY TO EXPAND THE RACE SCHEDULE



     The 1998 CART Championship schedule includes 19 races, with one race in Japan, one race in Australia and one race in Brazil, in addition to the 16 races that will be staged in North America. The first race of the 1998 season will be held on March 15, with the season-ending race to be run on November 1. Although the Company intends to explore opportunities to further extend the racing season, continued expansion of the number of races staged each year will require additional personnel and resolution of logistical issues such as transportation and availability of equipment. The Company's ability to expand the race schedule will also be limited by the availability of funding and equipment to teams for participation in additional events and by the teams' willingness to participate in an expanded schedule. See "Business -- Racing Events."



MANAGING THE COMPANY'S GROWTH



     The Company's ability to effectively manage future growth and to successfully implement its growth strategy in connection with acquiring and developing race related businesses and properties will require it to successfully integrate the operations of such businesses and properties with the Company's operations, to further enhance its operational, financial and management systems, and to successfully hire, train, retain and motivate additional employees. The failure of the Company to manage its growth on an effective basis could have a material adverse effect on the Company's business and financial condition. See "Business -- Growth Strategy."



LIABILITY FOR PERSONAL INJURIES



     Racing events can be dangerous to participants and spectators. CART requires all race participants (excluding the general public) to execute a general release and waiver of liability prior to participating in racing events sanctioned by CART and requires each track promoter to indemnify CART against any liability for personal injuries sustained at such promoter's racing event. In addition, CART requires each event promoter to carry a minimum of $10.0 million in liability insurance, with CART as a named insured, and CART maintains a $15.0 million umbrella insurance policy. Nevertheless, there can be no assurance that the release and waivers will be fully enforced in a court of law, that the promoter will have liquid assets to satisfy any indemnification requirement, or that such insurance will be adequate or available at all times at reasonable premiums and in all circumstances. The Company's financial condition and results of operations would be adversely affected to the extent claims and associated expenses exceed insurance and indemnification recoveries or are otherwise not covered by insurance. See "Business -- Legal Proceedings."



CONTROL OF THE COMPANY



     Upon completion of the Offering, current stockholders of the Company will own approximately 68% (approximately 65% if the Underwriters' over-allotment option is exercised in full) of the Company's Common Stock. As a result, the current stockholders, as a group, will continue to control the outcome of substantially all issues submitted to the Company's stockholders, including the election of directors, and will be able to effect a change of control, merger or combination without the approval of minority stockholders. See "Principal and Selling Stockholders" and "Business -- Franchise System and Race Teams."


CONFLICTS OF INTEREST

     Each of the current stockholders is the owner of a race team that participates in the CART Championship, and each of the current directors is affiliated with a race team that participates in the CART Championship, which will result in an inherent conflict of interest with regard to certain matters to be considered by the stockholders or directors. In addition, certain stockholders and directors control, or are affiliated with persons who control, racing venues which stage CART and other racing events and therefore a conflict of interest may arise with respect to determining the location and dates of

CART events and the amount of sanction fees paid. Nevertheless, under Delaware law, the officers and directors owe a fiduciary duty to the Company's stockholders. See "Certain Relationships and Related Transactions."



BROAD DISCRETION REGARDING PROCEEDS OF THE OFFERING



     A substantial portion of the net proceeds of this Offering has been allocated to working capital and general corporate purposes. Accordingly, management will have broad discretion as to the application of the Offering proceeds. Pending the Company's use of such proceeds for general corporate purposes, including possible acquisition and/or development of racing-related businesses and properties, such proceeds will be placed in short-term, interest-bearing, investment grade investments. It is possible that the return on such investments could be less than the return that would be realized if the Company immediately used such funds in its business.



DILUTION



     Purchasers of the shares of Common Stock offered hereby will experience an immediate and substantial dilution of $11.97 per share in net tangible book value from the initial public offering price (assuming an offering price of $15.00 per share). See "Dilution." In December 1997, the Company issued 1,200,000 shares and 200,000 shares of its Common Stock for a purchase price of $1.00 per share and $3.00 per share, respectively, to race teams. Of this amount, an aggregate of 400,000 shares were issued to Patrick Racing Inc., a race team owned by U. E. Patrick, a director of the Company. Any future issuances of shares of Common Stock at a discount will have a dilutive effect to the purchasers of the shares of Common Stock offered hereby. See
"Business -- Franchise System and Race Teams."



DEPENDENCE ON KEY PERSONNEL


     The Company's success depends to a large extent upon the availability and performance of certain key employees, including Messrs. Andrew Craig, President and Chief Executive Officer, and Randy K. Dzierzawski, Executive Vice President and Chief Financial Officer, the loss of whose services could have a material adverse effect on the Company. In an effort to minimize this risk, the Company has entered into employment agreements with certain key employees, including Messrs. Craig and Dzierzawski. See "Management."


LOSSES FROM OPERATIONS



     The historical financial data for the Company reflect net losses of $338,000 and $6.8 million for the years ended December 31, 1996 and 1997, respectively, with total revenues of $41.5 million and $41.8 million, respectively. During 1997, the Company made payments to franchise members, including reimbursement of travel expenses, director fees, and other race-related payments totaling $19.4 million, which will be eliminated in the future pursuant to an agreement entered into between the Company and the existing franchise members. See "-- Elimination of Certain Payments in Connection with the Reorganization," below. The Company's ability to expand its business would be adversely affected by a continued lack of profitability. There can be no assurance that any improvement in the profitability of the Company will occur.



ELIMINATION OF CERTAIN PAYMENTS IN CONNECTION WITH THE REORGANIZATION



     In connection with the Reorganization, CART has discontinued certain significant payments to the race teams participating in CART events. The discontinuation of payments may have an adverse effect on CART's ability to retain existing race teams or attract new race teams. Since CART regularly needs to attract new race teams, this change could have a negative impact on CART's operations. See "Business -- Franchise System and Race Teams."



     Effective January 1, 1998, the Company and the existing franchise members entered into an agreement whereby reimbursements for travel expenses, directors fees and race-related payments will be discontinued. Such agreement expires in December 2000. Because each franchise member is also a stockholder of the Company, and as such, has an interest in the success of the Offering, the agreement constitutes a related party transaction. Although management does not intend to resume making such payments to franchise members in the foreseeable future, the agreement permits similar payments in extraordinary circumstances.



SEASONALITY AND FLUCTUATION OF QUARTERLY RESULTS


     The Company derives a substantial portion of its total revenues from sanction fees and sponsorship revenues paid primarily during the racing season. As a result, the Company's operations have been, and are expected to remain, highly seasonal. Historically, revenues are higher in the second and third quarters of the year due to the number of races staged in those quarters. The scheduling of any race in the CART Championship can significantly affect the Company's quarterly results of operations when compared to a previous quarter if such race is scheduled during different quarters from year to year. The 1998 racing season will extend through the month of November, compared to the 1997 racing season, when the last race was staged in September. See "Management's Discussion and Analysis of Financial Condition and Results of Operations -- Seasonality and Quarterly Results."


ABSENCE OF PUBLIC MARKET AND DETERMINATION OF OFFERING PRICE


     Prior to the Offering, there has been no public market for the Common Stock and there can be no assurance that an active trading market will develop subsequent to the Offering. The offering price will be determined by negotiations between the Company and representatives of the Underwriters and may not be indicative of the market price of the Common Stock after the Offering. See "Underwriting" for the factors considered in determining the initial public offering price. There can be no assurance that the market price of the Common Stock prevailing at any time after the Offering will equal or exceed the initial public offering price. In addition, the stock market has, from time to time, experienced extreme price and volume fluctuations, which could adversely affect the market price of the Common Stock without regard to the financial performance or prospects of the Company. The market price of the Common Stock may fluctuate substantially in response to variations in the Company's results of operations, announcements by the Company or other developments affecting the Company, as well as by general economic trends and other external factors. See "Description of Capital Stock" and "Underwriting."



SHARES ELIGIBLE FOR FUTURE SALE



     Sales of significant amounts of the Common Stock in the public market after this Offering could adversely affect the market price of the Company's Common Stock. After the Offering, 14,533,334 shares of Common Stock (15,232,334 shares if the Underwriters' over-allotment option is exercised in full) will be outstanding. In addition to the 4,660,000 shares of Common Stock offered hereby which will be freely transferable after the Offering (5,359,000 shares if the Underwriters' over-allotment option is exercised in full), a total of 8,480,000 shares of Common Stock have been held by non-affiliates for more than one year but less than two years, or by affiliates for more than one year and, therefore, will be eligible for sale, beginning 90 days after the date of this Prospectus, subject to the volume limitations of Rule 144 under the Securities Act of 1933, as amended (the "Securities Act"), the Underwriters' lock-up and an agreement among stockholders. The approximately 1,393,334 remaining shares have been held for less than one year and are not yet eligible for sale in the public market. In addition to the 10,200,000 shares of Common Stock outstanding, the Company has reserved an additional 2,000,000 and 100,000 shares of Common Stock for issuance pursuant to the Stock Option Plan and the Director Option Plan, respectively, which shares will be registered under the Securities Act, and will be freely transferable upon issuance.



     No prediction can be made as to the effect that resale of shares of Common Stock, or the availability of shares of Common Stock for resale, will have on the market price of the Common Stock prevailing from time to time. The resale of substantial amounts of Common Stock, or the perception that such resales may occur, could adversely affect prevailing market prices of the Common Stock. The Company's officers, directors and current stockholders have agreed not to sell their shares (approximately 9,873,334 shares) for a period of 180 days from the date of this Prospectus without the prior written consent of the representatives of the Underwriters. In addition, each of the current stockholders have signed an agreement which restricts their ability to sell any shares of Common Stock for a period of one year from the date of this Prospectus. See "Shares Eligible for Future Sale" and "Underwriting."


ANTI-TAKEOVER PROVISIONS

     The General Corporation Law of the State of Delaware contains certain provisions which may delay or prevent an attempt by a third party to acquire control of the Company. In addition, certain provisions of the Company's Certificate of Incorporation and Bylaws authorize the issuance of preferred stock, and establish advance notice requirements for director nominations and actions to be taken at stockholder meetings. These provisions could discourage or impede a tender offer, proxy contest or other similar transaction involving control of the Company, which transaction might be viewed favorably by minority stockholders. In addition, the severance provisions of employment agreements with certain members of management could impede an attempted change of control of the Company. The Company has adopted a Stockholder

Rights Plan which may have the effect of impeding a hostile attempt to acquire control of the Company. See "Description of Capital Stock -- Delaware Law" and "Certain Charter and By-Law Provisions."

ABILITY TO ISSUE PREFERRED STOCK

     The Company may issue preferred stock in the future without stockholder approval and upon such terms and conditions, and having such rights, privileges and preferences, as the Board of Directors may determine. The rights of the holders of Common Stock will be subject and subordinate to, and may be adversely affected by, the rights of the holders of any preferred stock that may be issued in the future. The issuance of preferred stock could have the effect of making it more difficult for a third party to acquire, or discouraging a third party from acquiring, a majority of the outstanding voting stock of the Company. The Company has no outstanding preferred stock and no present plans to issue any shares of preferred stock. See "Description of Capital Stock -- Preferred Stock."

DIVIDEND POLICY

     The Company does not anticipate declaring and paying cash dividends on its Common Stock after consummation of the Offering at any time in the foreseeable future. See "Dividend Policy."

CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING STATEMENTS


     Certain statements and information contained in this Prospectus, particularly those under the headings "Business," "Risk Factors," and "Management's Discussion and Analysis of Financial Condition and Results of Operations," concerning future, proposed and anticipated activities of the Company, certain trends with respect to the Company's revenues, operating results on a pro forma basis, capital resources and liquidity or with respect to the Company's competitive position or the motorsports industry in general, and other statements contained in this Prospectus regarding matters that are not historical facts are forward-looking statements. Such statements, by their very nature, include risks and uncertainties, many of which are beyond the Company's control. Accordingly, actual results may differ, perhaps materially, from those expressed in or implied by such forward-looking statements. Factors that could cause actual results to differ materially include those discussed herein under "Risk Factors." The safe harbor provisions of the Private Securities Litigation Reform Act of 1995 do not apply to this Offering or other initial public offerings.

                                USE OF PROCEEDS


     The net proceeds to the Company from the Offering are estimated to be $59.3 million ($69.1 million if the Underwriters' over-allotment option is exercised in full), assuming an initial public offering price of $15.00 per share (the midpoint of the initial public offering filing range) and after deducting the underwriting discount and estimated offering expense payable by the Company.



     The Company intends to use $10.0 million of the net proceeds from the Offering to purchase the common stock of ARS which operates the Indy Lights Championship, the Official Development Series for CART, and the assets of BP, which supplies certain equipment to the participants in the Indy Lights Championship. See "Business -- PPG Dayton Indy Lights Championship." In addition, $9.5 million will be used to pay accrued point awards to franchise race teams. The payments to franchise race teams satisfy accrued point awards earned for competition during the 1997 race season, and do not represent repayments to such franchise race teams. The remaining net proceeds from the Offering will be used for working capital and general corporate purposes, including the expansion of the Company's business through the acquisition or development of racing-related businesses and properties. The Company currently has no agreements with respect to any acquisitions other than the Indy Lights Acquisition, but it regularly engages in discussions relating to potential acquisitions. No assurance can be given that the Company will be able to acquire racing-related businesses in the near future.


     Pending application of the net proceeds of this Offering as described above, the Company will invest such proceeds in short-term, interest-bearing, investment grade securities. The Company will not receive any proceeds from the sale of shares of Common Stock to be sold by the Selling Stockholders.

                                 CAPITALIZATION


     The following table sets forth the cash and cash equivalents and the consolidated capitalization of the Company as of December 31, 1997 and on a pro forma basis. This table should be read in conjunction with the Consolidated Financial Statements and related notes thereto, "Management's Discussion and Analysis of Results of Operations" and the Unaudited Pro Forma Condensed Consolidated Financial Information and related notes thereto, included elsewhere in this Prospectus.



                                                                             AS OF DECEMBER 31, 1997
                                                                             ------------------------
                                                                             ACTUAL      PRO FORMA(1)
                                                                             -------     ------------
                                                                              (DOLLARS IN THOUSANDS)
    Cash and cash equivalents..............................................  $ 1,164       $ 41,364
                                                                             =======       ========
    Long-term debt (including current portion).............................  $   444       $    444
    Stockholders' equity (deficit):
      Preferred Stock, $.01 par value, 5,000,000 shares authorized; none
         issued and outstanding............................................       --             --
      Common Stock, $.01 par value, 50,000,000 shares authorized;
         10,200,000 issued and outstanding, as of December 31, 1997; and
         14,533,334 issued and outstanding, as adjusted(2).................      102            145
      Additional paid-in-capital...........................................    5,258         64,515
      Accumulated deficit..................................................   (8,401)        (8,401)
                                                                             -------       --------
           Total stockholders' equity (deficit)............................   (3,041)        56,259
                                                                             -------       --------
    Total capitalization...................................................  $(2,597)      $ 56,703
                                                                             =======       ========


---------------


(1) Gives effect to (i) the Indy Lights Acquisition, and (ii) the Offering and the application of the net proceeds therefrom, including the payment of accrued point awards. See "Business -- PPG Dayton Indy Lights Championship" and "-- Franchise System and Race Teams."


(2) Excludes 1,088,050 shares issuable upon exercise of stock options to be granted under the Company's 1997 Stock Option Plan concurrently with the Offering and 100,000 shares issuable upon exercise of stock options to be granted in connection with the Indy Lights Acquisition. See
    "Management -- Stock Option Plans."

                                DIVIDEND POLICY

     The Company intends to retain future earnings for the operation and expansion of its business. The Company does not anticipate paying any cash dividends in the foreseeable future. Any decision by the Board of Directors concerning the payment of dividends on the Common Stock in the future will be dependent upon the Company's results of operations, financial condition, cash requirements, capital expenditure requirements and other factors deemed relevant by the Board of Directors.

                                    DILUTION


     The Company's net tangible book value at December 31, 1997 was $1,787,000, or $0.18 per share. Net tangible book value per share represents the Company's total tangible assets less its total liabilities, divided by the number of shares of Common Stock outstanding. After giving effect to the sale of the Common Stock offered hereby (assuming an initial offering price of $15.00 per share, the midpoint of the price range set forth on the cover page of this Prospectus, and after deducting underwriting discounts and commissions and estimated offering expenses), the Company's pro forma net tangible book value at December 31, 1997 would have been approximately $43,972,000 or $3.03 per share. This represents an immediate increase in net tangible book value per share of $2.85 to existing stockholders and an immediate dilution of $11.97 per share to the investors purchasing shares of Common Stock at the initial public offering price. The following table illustrates this dilution in net tangible book value to new investors:



    Assumed price to public......................................................            $15.00
      Net tangible book value before Offering....................................  $0.18
      Increase attributable to new investors.....................................   2.85
                                                                                   -----
    Pro forma net tangible book value after Offering.............................              3.03
                                                                                             ------
    Dilution to new investors....................................................            $11.97
                                                                                             ------



     If the Underwriters exercise their right to purchase an additional 699,000 shares of Common Stock in the aggregate to cover over-allotments, the net tangible book value per share after the Offering would be $3.53, which would result in dilution to new investors of $11.47 per share.


     The above table excludes 1,088,050 shares of Common Stock issuable upon exercise of options to be granted under the Company's Stock Option Plan and 100,000 shares of Common Stock issuable upon exercise of options to be granted in connection with the Indy Lights Acquisition, all of which are subject to vesting schedules. See "Management -- Stock Option Plans" and "Business -- PPG Dayton Indy Lights Championship."


     The following table sets forth the number of shares of Common Stock purchased from the Company, the effective cash contributions made and the average price per share paid by existing stockholders and by purchasers of the Common Stock offered hereby (assuming an initial offering price of $15.00 per share):



                                                                               TOTAL
                                              SHARES PURCHASED          CONSIDERATION PAID
                                           ----------------------     -----------------------     AVERAGE PRICE
                                             NUMBER       PERCENT       NUMBER        PERCENT       PER SHARE
                                           ----------     -------     -----------     -------     -------------
    Existing Stockholders................  10,200,000         70%     $ 2,710,000          4%        $  0.27
    New Investors........................   4,333,334         30       65,000,010         96           15.00
                                           ----------      -----      -----------      -----
      Total..............................  14,533,334      100.0%     $67,710,010      100.0%
                                           ==========      =====      ===========      =====

                      SELECTED CONSOLIDATED FINANCIAL DATA


     The following selected consolidated financial data as of and for the years ended December 31, 1993, 1994, 1995, 1996 and 1997 are derived from the Company's Consolidated Financial Statements, audited by Deloitte & Touche LLP, independent auditors. The pro forma financial information gives effect to (i) the Indy Lights Acquisition, (ii) the Reorganization, and (iii) the Offering and the application of the net proceeds therefrom, as if each of these events had occurred on January 1, 1997. The selected consolidated financial data below should be read in conjunction with the Company's Consolidated Financial Statements and related notes thereto, the Unaudited Pro Forma Financial Information and related notes thereto contained elsewhere in this Prospectus and "Management's Discussion and Analysis of Financial Condition and Results of Operations."



                                                                               YEAR ENDED DECEMBER 31,
                                                          -----------------------------------------------------------------
                                                                               HISTORICAL
                                                          ----------------------------------------------------    PRO FORMA
                                                           1993       1994       1995       1996        1997        1997
                                                          -------    -------    -------    -------    --------    ---------
                                                                      (IN THOUSANDS, EXCEPT PER SHARE AMOUNTS)
STATEMENT OF OPERATIONS:
Revenues:
  Sanction fees........................................   $15,239    $16,299    $18,708    $21,078    $ 24,248     $24,248
  U.S. 500(1)..........................................        --         --         --      7,054          --          --
  Sponsorship revenue..................................     3,664      4,104      4,780      5,501       7,221       9,589
  Television revenue...................................     9,391      2,343      3,177      4,139       4,991       4,991
  Engine leases, rebuilds and wheel sales..............        --         --         --         --          --       2,926
  Other revenue........................................     2,132      2,441      3,312      3,682       5,360       5,504
                                                          -------    -------    -------    -------     -------     -------
      Total revenues...................................    30,426     25,187     29,977     41,454      41,820      47,258
Expenses:
  Race and franchise fund payments(2)..................    17,425     18,305     18,446     17,198      28,939      12,681
  U.S. 500(1)..........................................        --         --         --      8,246          --          --
  Race expenses(2).....................................     8,530      2,621      4,612      6,055       6,970       5,292
  Costs of engine rebuilds and wheel sales.............        --         --         --         --          --         888
  Administrative and indirect expenses(2)(3)...........     3,992      3,977      5,832      8,620      14,341      15,929
  Compensation expense(4)..............................       204         --         --      1,167       1,483       1,483
  Depreciation and amortization........................        --        202        306        685         549         903
  Minority interest....................................        --         --         --         --        (232)       (232)
                                                          -------    -------    -------    -------     -------     -------
      Total expenses...................................    30,151     25,105     29,196     41,971      52,050      36,944
                                                          -------    -------    -------    -------     -------     -------
Income (loss) before income taxes......................       275         82        781       (517)    (10,230)     10,314
Income tax expense (benefit)...........................         3       (344)      (204)      (179)     (3,427)      3,773
                                                          -------    -------    -------    -------     -------     -------
Net income (loss)......................................   $   272    $   426    $   985    $  (338)   $ (6,803)    $ 6,541
                                                          =======    =======    =======    =======     =======     =======
Net income (loss) per share(5).........................   $   .02    $   .04    $   .10    $  (.04)   $   (.67)    $   .45
                                                          =======    =======    =======    =======     =======     =======
Weighted average common shares outstanding(5)..........    11,000     10,200     10,200      9,400      10,200      14,533
                                                          =======    =======    =======    =======     =======     =======

                                                                                  AS OF DECEMBER 31,
                                                            ---------------------------------------------------------------
                                                                                HISTORICAL
                                                            --------------------------------------------------    PRO FORMA
                                                             1993       1994       1995       1996      1997        1997
                                                            -------    -------    -------    ------    -------    ---------
                                                                                    (IN THOUSANDS)
BALANCE SHEET DATA:
  Cash and cash equivalents..............................   $   327    $ 1,393    $ 2,046    $  630    $ 1,164     $41,364
  Working capital (deficit)..............................      (378)      (209)    (1,182)     (524)    (5,321)     44,154
  Total assets...........................................     1,378      2,974      5,613     6,600     12,352      62,858
  Long-term debt (including current portion).............        --         --         --       574        444         444
  Total stockholders' equity (deficit)...................    (2,101)    (1,875)    (1,250)     (151)    (3,041)     56,259


---------------


(1) In 1996, the Company staged and acted as promoter of the inaugural U.S. 500. Revenues attributable to the U.S. 500 included sponsorship fees, television, admissions, program sales and other revenues associated with promoting the event. Expenses included, among others, the race purse, track rental, promotional and advertising costs and other expenses necessary to promote the event. The Company no longer acts as the promoter of the U.S. 500, but does continue to sanction the event.



(2) Expenses for the years ended December 31, 1994, 1995, 1996 and 1997 include certain payments to franchise race teams, including reimbursement of travel expenses, director fees, purse awards and other race related payments. Effective January 1, 1998, the Company and the existing franchise race teams entered into an agreement whereby reimbursements for travel expenses, directors fees and race-related payments will be eliminated. Such agreement expires in December 2000. The pro forma statement of income data for the year ended December 31, 1997 excludes reimbursements of $19,413,000, which will be discontinued as a result of such agreement. Because each franchise race team is also a stockholder of the Company, and as such, has an interest in the success of the Offering, the agreement constitutes a related party transaction. Management does not intend to resume making such payments to franchise race teams in the foreseeable future.



(3) Administrative and indirect expenses for 1997 include $4.8 million primarily attributable to increases in advertising, marketing, public relations and television activities incurred in connection with the implementation of the Company's growth strategy.



(4) Total expenses for the historical and pro forma year ended December 31, 1997 include compensation expense of $1,483,000 related to the issuance of Common Stock to franchise members below its fair value on the date the Common Stock became eligible for purchase. This compensation expense reduced pro forma earnings per share by $.07. See "Management's Discussion and Analysis of Financial Condition and Results of Operations."



(5) Includes 1,400,000 shares of Common Stock, consisting of 1,200,000 shares issued to new franchise race teams and 200,000 shares issued to other race competitors, on December 19, 1997. See "Business -- Franchise System and Race Teams."

                    MANAGEMENT'S DISCUSSION AND ANALYSIS OF
                 FINANCIAL CONDITION AND RESULTS OF OPERATIONS

     The following discussion should be read in conjunction with the Consolidated Financial Statements and related notes thereto and "Selected Consolidated Financial Data" included elsewhere in this Prospectus.

GENERAL


     In December 1997, as part of the Reorganization, each of the current stockholders exchanged their shares of stock in CART for shares of Common Stock of the Company. Prior to the Reorganization, the franchise race teams received reimbursement of travel expenses, directors fees and franchise payments in an aggregate amount equal to $9.0 million, $8.5 million and $19.4 million for the years ended December 31, 1995, 1996 and 1997, respectively. These payments will be discontinued after January 1, 1998 pursuant to contractual commitments, which were entered into on December 19, 1997 and expire in December 2000. Because each franchise race team is also a stockholder of the Company, and as such, has an interest in the success of the Offering, the agreement constitutes a related party transaction. Management does not intend to resume making such payments to franchise race teams in the foreseeable future.



     Set forth below are selected income and expense items and the relationship of such income and expense items to total revenues for the years ended December 31, 1995, 1996 and 1997.



                                                                      YEAR ENDED DECEMBER 31,
                                                    -----------------------------------------------------------
                                                          1995                 1996                 1997
                                                    ----------------     ----------------     -----------------
                                                                      (DOLLARS IN THOUSANDS)
Revenues:
  Sanction fees..................................   $18,708     62.4%    $21,078     50.8%    $ 24,248     58.0%
  U.S. 500(1)....................................        --       --       7,054     17.0           --       --
  Sponsorship revenue............................     4,780     15.9       5,501     13.3        7,221     17.3
  Television revenue.............................     3,177     10.6       4,139     10.0        4,991     11.9
  Other revenue..................................     3,312     11.1       3,682      8.9        5,360     12.8
                                                    -------    -----     -------    -----     --------    -----
       Total Revenues............................   $29,977    100.0%    $41,454    100.0%    $ 41,820    100.0%
                                                    =======    =====     =======    =====     ========    =====
Expenses:
  Race and franchise fund payments(2)............   $18,446     61.5%    $17,198     41.5%    $ 28,939     69.2%
  U.S. 500(1)....................................        --       --       8,246     19.9           --       --
  Race expenses(2)...............................     4,612     15.4       6,055     14.6        6,970     16.7
  Compensation expense...........................        --       --       1,167      2.8        1,483      3.5
  Administrative and other indirect
     expenses(2).................................     5,832     19.5       8,620     20.8       14,341     34.3
  Depreciation and amortization..................       306      1.0         685      1.6          549      1.3
  Minority interest in loss of subsidiaries......        --       --          --       --         (232)    (0.6)
                                                    -------    -----     -------    -----     --------    -----
       Total Expenses............................   $29,196     97.4%    $41,971    101.2%    $ 52,050    124.4%
                                                    =======    =====     =======    =====     ========    =====
Net Income (Loss)................................   $   985      3.3%    $  (338)   (0.8)%    $ (6,803)   (16.3)%
                                                    =======    =====     =======    =====     ========    =====


---------------

(1) CART's promotion of the U.S. 500 was a one-time event, and although CART continues to sanction the event, it no longer acts as the promoter.


(2) Includes certain payments that will be discontinued after January 1, 1998, as discussed above.

REVENUES

     The Company classifies its revenues to include sanction fees, the U.S. 500, sponsorship revenue, television revenue and other revenue, as discussed below:


     Sanction Fees. The Company derives its sanction fee revenue from the promoter at each venue on the CART Championship schedule in accordance with negotiated contracts pursuant to which CART agrees to stage a CART Championship race at such venue in return for the payment of a sanction fee (a "Promoter Agreement"). The terms of each contract vary by location and type of facility and have terms expiring from 1998 to 2002. Sanction fee revenue is recorded upon completion of each event. The entire sanction fee is collected in advance of the relevant event. Currently contracted sanction fees range from $850,000 to $4.1 million during the remaining terms of the agreements, excluding option periods.


     U.S. 500. In 1996, due to the reservation of starting positions at the Indianapolis 500 for IRL competitors, CART promoted and sanctioned the inaugural U.S. 500 at Michigan International Speedway on May 26. Because the event was promoted by CART, CART did not receive sanction fee revenue from the event but did receive revenue from admissions, hospitality, television, sponsorship and licensing. CART's promotion of the U.S. 500 was a one-time event, and though CART continues to sanction the event, it does not anticipate acting as the promoter of the U.S. 500 in the future.

     Sponsorship Revenue. The Company receives corporate sponsorship revenue in accordance with negotiated contracts. CART currently has corporate sponsor contracts with 15 major manufacturing and consumer products companies. The remaining terms of these contracts range from one to three years. An official corporate sponsor receives status and recognition rights, event rights and product category exclusivity with respect to CART as the sanctioning body.

     Television Revenue. The Company's television revenue is derived from negotiated contracts with ESPN, ESPN International, Fittipaldi USA (Brazil), Gold Coast Motor Events Co. (Australia) and Molstar (Canada) ("broadcast partners"). A guaranteed rights fee is paid to CART by each broadcast partner. In addition, pursuant to the agreement with ESPN/ESPN International (the "ESPN Contract"), CART receives 50% of the net profits generated from the CART race broadcasts under the ESPN Contract which exceed the minimum guaranteed rights fee. A provision of the ESPN Contract requires that at least 50% of the CART events are broadcast on a major broadcasting network in the United States. In 1996 and 1997, all CART races were broadcast on either ABC or ESPN. In addition, CART races are re-aired on ESPN and ESPN2. ESPN2 also broadcasts CART qualifying sessions and pre-race shows.

     Other Revenue. Other revenue includes membership and entry fees, contingency awards money, royalties and other miscellaneous revenue items. Membership and entry fees are payable on an annual basis by CART and Indy Lights competitors. In addition, competitors are charged fees for credentials for all team participants and driver license fees for all drivers competing in the series. Contingency awards money is payable to competitors in the CART Championship upon satisfaction of specific criteria. Royalty revenue is received by the Company for the use of the CART servicemarks and trademarks on licensed merchandise that is sold both at tracks and at off-track sites.

EXPENSES

     The Company classifies its expenses to include race and franchise fund payments, expenses related to promoting the U.S. 500, race expenses and administrative and indirect expenses, as discussed below. For a discussion of expenses discontinued in connection with the Reorganization, see
"Business -- Franchise System and Race Teams."

     Race and Franchise Fund Payments. The Company pays the racing teams for their on-track performance. Race and franchise fund payments include the following for each event: a fixed franchise expense to each franchise competitor, the event purse which is paid based on finishing position, and contingency award payments. The Company also pays awards to the teams based on their cumulative performance for the season out of the year-end point fund. After the Reorganization, franchise fund payments will be discontinued.

     U.S. 500. In addition to the race purse, expenses for the U.S. 500 in 1996 included sales costs related to the sale of sponsorships, track rental expenses, compensation expenses related to contract staff, promotional and advertising costs and administrative expenses incurred solely with respect to the U.S. 500 event.


     Race Expenses. The Company is responsible for officiating and administering each event in the CART Championship. Costs primarily include officiating fees, travel, per diem and lodging expenses for the following officiating groups: safety, technical inspection, race officiating and rules compliance, medical services, timing and scoring audit, registration and race administration. Prior to the Reorganization, each franchise race team was paid a travel fee to attend and participate in each event, and after January 1, 1998, such payments will be discontinued. Overseas event organizers are responsible for costs related to cargo, air passenger travel and lodging for CART staff and race participants.


     Administrative and Indirect Expenses. All operating costs not directly incurred for a specific event, primarily wages, Board of Directors fees and other administrative expenses, are recorded as administrative and indirect expenses.

RESULTS OF OPERATIONS



Year Ended December 31, 1997 Compared to Year Ended December 31, 1996



     Revenues. Total revenues for 1997 were $41.8 million, an increase of $366,000 from 1996. This increase was due to higher sanction fees and sponsorship, television and other revenue as described below, partially offset by a reduction in revenue of $7.1 million due to the fact that the Company did not promote the U.S. 500 in 1997.



     Sanction fees for 1997 were $24.2 million, an increase of $3.2 million, or 15%, from 1996. This increase was the result of the addition of new events in Madison, Illinois near St. Louis and Fontana, California near Los Angeles and increases in annual sanction fees for the 15 other events.



     Sponsorship revenue for 1997 was $7.2 million, an increase of $1.7 million, or 31%, from 1996. This increase was primarily attributable to a new sponsorship agreement entered into with MCI.



     Television revenue for 1997 was $5.0 million, an increase of $852,000, or 21%, from 1996. This increase was due to the increase in the ESPN rights fee and an increase in rights fees from Fittipaldi USA, the Company's Brazilian television partner.



     Other revenue for 1997 was $5.4 million, an increase of $1.7 million, or 46%, from 1996. This increase was primarily attributable to additional revenue from CART-sanctioned support series, the sale of commercial time for "Inside CART" and video footage sales.



     Expenses. Total expenses for 1997 were $52.1 million, an increase of $10.1 million, or 24%, from 1996. This increase was due to higher race and franchise fund payments, race expenses, compensation expense and administrative and indirect expenses as described below, partially offset by a reduction in expenses of $8.2 million because the Company did not act as the promoter of the U.S. 500 in 1997.



     Race and franchise fund payments for 1997 were $28.9 million, an increase of $11.7 million, or 68%, from 1996. This increase was attributable to a one-time increase of $9.5 million in the year-end point fund in 1997, increases in purse distributions for the additional events in Madison, Illinois and Fontana, California and payments related to team travel expenses.



     Race expenses for 1997 were $7.0 million, an increase of $915,000, or 15%, from 1996. This increase was the result of the addition of the events in Madison, Illinois and Fontana, California.



     Compensation expense for 1997 was $1.5 million, an increase of $316,000, or 27%, from 1996. This non-cash compensation expense relates to the issuance of the Company's stock to new franchise race teams at below fair market value.



     Administrative and indirect expenses for 1997 were $14.3 million, an increase of $5.7 million, or 66%, from 1996. Of this increase, $4.8 million was attributable to increases in advertising, marketing, public relations and television activities incurred in connection with implementation of the Company's growth strategy. The increase also reflects costs associated with the implementation of the sponsorship agreement entered into with MCI.



     Loss Before Income Taxes. Loss before income taxes for 1997 was $10.2 million, compared to loss before income taxes of $517,000 for 1996.



     Income Tax Benefit. Income tax benefit for 1997 was $3.4 million, compared to an income tax benefit of $179,000 for 1996.



     Net Loss. Net loss for 1997 was $6.8 million compared to a net loss of $338,000 in 1996.


Year Ended December 31, 1996 Compared to Year Ended December 31, 1995

     Revenues. Total revenues for 1996 were $41.5 million, an increase of $11.5 million, or 38%, from 1995. This increase was the result of higher sanction fees, revenue received from the promotion of the U.S. 500 and increases in sponsorship, television and other revenue as described below.

     Sanction fees for 1996 were $21.1 million, an increase of $2.4 million, or 13%, from 1995. This increase was primarily attributable to the addition of a new race in Rio de Janeiro, Brazil and annual sanction fee escalation for 14 other events, partially offset by the elimination of the Phoenix and New Hampshire events for 1996.

     U.S. 500 revenues for 1996 were $7.1 million. These revenues resulted from the Company's promotion of the inaugural U.S. 500 and were comprised of ticket sales, sponsorship, hospitality, television and other revenue. The Company did not act as the promoter of the U.S. 500 prior to 1996, and, therefore, no revenues were received for the comparable prior period.

     Sponsorship revenue for 1996 was $5.5 million, an increase of $721,000, or 15%, from 1995. This increase was primarily the result of new sponsorship agreements entered into with Toyota Truck and Honda Motorcycle and revenue from PPG's sponsorship of the CART Championship internet website.

     Television revenue for 1996 was $4.1 million, an increase of $962,000, or 30%, from 1995 due to increased revenue received from ESPN over the minimum guarantee.

     Other revenue for 1996 was $3.7 million, an increase of $370,000, or 11%, from 1995. This additional revenue resulted from increases related to the CART-sanctioned support series, Indy Lights, and interest from investments, additional licensing revenues related to radio rights, a franchise redemption and revenues from equipment leases.

     Expenses.   Total expenses for 1996 were $42.0 million, an increase of
$12.8 million, or 44%, from 1995. This increase was due to higher race, non-cash compensation, administrative and indirect expenses and the Company's promotion of the U.S. 500 as described below, partially offset by slightly lower race and franchise fund payments.

     Race and franchise fund payments for 1996 were $17.2 million, a decrease of $1.2 million, or 7%, from 1995. The Company had a reduction in franchise fund payments in 1996 because the Company did not make a franchise fund payment related to the U.S. 500 and because race payments related to the U.S. 500 are included in U.S. 500 expenses below.

     U.S. 500 expenses for 1996 were $8.2 million. These expenses include track rental, cost of sales related to sponsorships, labor costs to promote and officiate the event and advertising and promotions to publicize the event, as well as associated race payments which are not included in the race and franchise fund payments described above. The expenses incurred in 1996 were related to the Company's promotion of the inaugural U.S. 500 in that year, and, therefore, no expenses related to the U.S. 500 were incurred for the comparable prior period or any period subsequent to 1996.

     Race expenses for 1996 were $6.1 million, an increase of $1.4 million, or 31%, from 1995. This increase was primarily attributable to one-time research and development costs, a restructuring of officials fees, the addition of spring training for the race teams and the write-off of equipment.


     Compensation expense for 1996 was $1.2 million. This non-cash compensation expense relates to the issuance of the Company's stock to new franchise race teams at below fair market value. Non-cash compensation expenses related to stock purchases by eligible franchise race teams which were not incurred in the prior year.


     Administrative and indirect expenses for 1996 were $8.6 million, an increase of $2.8 million, or 48%, from 1995. This increase was primarily the result of professional fee expenses incurred in litigation, an increase in interest expense related to the acquisition of a new medical coach and costs associated with the continued growth of the Company.


     Loss Before Income Taxes. Loss before income taxes for 1996 was $517,000, compared to income before income taxes of $781,000 for 1995.



     Income Tax Benefit. Income tax benefit for 1996 was $179,000, a decrease of $25,000 from 1995.



     Net Loss. Net loss for 1996 was $338,000 compared to net income of $985,000 for 1995.


Year Ended December 31, 1995 Compared to Year Ended December 31, 1994

     Revenues. Total revenues for 1995 were $30.0 million, an increase of $4.8 million, or 19%, from 1994. This increase was due to higher sanction fees, sponsorship, television and other revenue as described below.

     Sanction fees for 1995 were $18.7 million, an increase of $2.4 million, or 15%, from 1994. This increase was attributable to the addition of a new race in Miami, Florida and annual sanction fee escalation for certain other race events.

     Sponsorship revenue for 1995 was $4.8 million, an increase of $676,000, or 16%, from 1994. This increase was primarily the result of new sponsorship agreements entered into with Budweiser, Mercedes Benz, Craftsman, IBM and Domaine Chandon.

     Television revenue for 1995 was $3.2 million, an increase of $834,000, or 36%, from 1994 due to an increase in net revenues and minimum guarantees from ESPN.

     Other revenue for 1995 was $3.3 million, an increase of $871,000, or 36%, from 1994. This additional revenue was the result of increases in royalty revenues and consulting fees from the development of an on-track physical damage program.

     Expenses. Total expenses for the year-ended 1995 were $29.2 million, an increase of $4.1 million, or 16%, from 1994. This increase was due to higher race and franchise fund payments, race expenses and administrative and indirect expenses.


     Race and franchise fund payments for 1995 were $18.4 million, an increase of $141,000, or 1%, from 1994. This increase was attributable to the additional race held in Miami, Florida.


     Race expenses for 1995 were $4.6 million, an increase of $2.0 million, or 76%, from 1994. This increase was due to the additional race in Miami, Florida and expenses related to a travel reimbursement plan implemented in 1995.

     Administrative and indirect expenses for 1995 were $5.8 million, an increase of $1.9 million, or 47%, from 1994 due to a relocation of the Company's headquarters and the continued growth of the Company.


     Income Before Income Taxes. Income before income taxes for 1995 was $781,000, an increase of $699,000 from 1994 due to the factors described above.



     Income Tax Benefit. Income tax benefit for 1995 was $204,000, a decrease of $140,000 from 1994.



     Net Income. Net income for 1995 was $985,000, an increase of $559,000 from 1994 as a result of the factors described above.

SEASONALITY AND QUARTERLY RESULTS


     The Company derives a substantial portion of its total revenues during the CART Championship season. As a result, the Company's business has been, and is expected to remain, seasonal, based upon the CART Championship schedule. The Company's quarterly results vary relative to the number of races held during the quarter. In addition, the mix between the type of race (street course, superspeedway, etc.) and the sanction fees attributed to those races will affect quarterly results. The following table sets forth certain unaudited quarterly financial data of the Company for each of the four quarters of 1995, 1996 and 1997. The information for each of these quarters is prepared on the same basis as the financial statements of the Company and related notes thereto included elsewhere in this Prospectus and include, in the opinion of management, all adjustments (consisting of normal recurring adjustments) necessary to fairly present the data for such periods. The tables should be read in conjunction with "Selected Consolidated Financial Data," the financial statements of the Company and the related notes thereto and the other financial information included elsewhere in this Prospectus.



                                                                                  QUARTERS ENDED
                                                                   --------------------------------------------
                                                                   MARCH 31  JUNE 30  SEPTEMBER 30  DECEMBER 31
                                                                   --------  -------  ------------  -----------
                                                                              (DOLLARS IN THOUSANDS)
Total revenues
  1995............................................................ $ 5,995   $ 9,427    $ 12,721      $ 1,834
  1996(1).........................................................  10,623    17,580      11,647        1,604
  1997............................................................   5,569    18,564      15,770        1,917
Income (loss) before taxes
  1995............................................................ $ 1,159   $  (662)   $  1,166      $  (882)
  1996............................................................   3,542      (948)       (163)      (2,948)
  1997............................................................   1,272    (1,695)     (6,942)      (2,865)
Number of races
  1995............................................................       2         6           8            0
  1996............................................................       3         6           7            0
  1997............................................................       1         8           8            0


(1) Includes revenues of $7.1 million related to the Company's promotion of the U.S. 500 in the quarter ended June 30. The Company will continue to sanction this event, but does not anticipate promoting the event in the future.


     The revenues from any race in the CART Championship can significantly affect the Company's results of operations for a particular quarter. Consequently, changes in race schedules from year to year, with races held in different quarters, will result in fluctuations in quarterly results and affect comparability.


LIQUIDITY AND CAPITAL RESOURCES

     The Company has relied on cash flow from operations, supplemented by bank borrowings, to finance working capital, investments and capital expenditures.


     The Company's bank borrowing with a commercial bank consists of a fixed rate installment note incurred in connection with the acquisition of a mobile medical unit that is transported to each North American race. The note bears interest at the rate of 8.25% per annum and matures on May 1, 2001. The note is secured by the Company's mobile medical unit. Interest is payable monthly. As of December 31, 1997, the current portion of this note was $130,000 and the long-term portion was $314,000.



     The Company also has a $1.5 million revolving line of credit with a commercial bank. As of December 31, 1997, there was no outstanding balance under the line of credit. The line of credit contains no covenants or restrictions. Advances on the line of credit are payable on demand and bear interest at the bank's prime rate. The line is secured by the Company's deposits with the bank.



     In December 1997, the Company sold 1,400,000 shares of its Common Stock for aggregate proceeds of $1,800,000, of which 1,200,000 shares were sold to three race teams for $1.00 per share and 200,000 shares were sold to three race teams for $3.00 per share. In January 1997, the Company redeemed 400,000 shares of Common Stock for $210,000

($0.53 per share). In January and February 1997, the Company sold 1,200,000 shares of its Common Stock for aggregate proceeds of $840,000 ($0.70 per share).



     The Company's cash balance on December 31, 1997 was $1.2 million, a net increase of $534,000 from December 31, 1996. This increase was primarily the result of net cash provided by operations of $1,458,000 and net financing activities of $125,000, which was offset by net cash used in investing activities of $1,049,000. The Company's cash balance on December 31, 1996 was $630,000 compared to $2.0 million at December 31, 1995, a net decrease of $1.4 million. The decrease was primarily the result of net cash used in operations of $627,000 and investing activities of $1.0 million, offset by cash provided by financing activities of $212,000.



     The Company anticipates capital expenditures of approximately $1.7 million during the next 12 months, including capital expenditures expected by Indy Lights. The Company believes that the proceeds of the Offering, cash flow from operations and available borrowings under its bank facilities will be sufficient to fund these anticipated capital expenditures and other cash needs.


YEAR 2000 COMPLIANCE

     The Company does not expect the cost of converting its computer systems to year 2000 compliance will be material to its financial condition. The Company believes that it will be able to achieve year 2000 compliance by the end of 1999, and does not currently anticipate any disruption in its operations as the result of any failure by the Company to be in compliance. The Company does not currently have any information concerning the year 2000 compliance status of its suppliers and customers.

RECENT ACCOUNTING PRONOUNCEMENTS


     In February 1997, Statement of Financial Accounting Standards ("SFAS") No. 128, "Earnings per Share" was issued by the Financial Accounting Standards Board ("FASB"). SFAS No. 128 establishes standards for computing and presenting earnings per share ("EPS") and applies to all entities with publicly-held common shares or potential common shares. SFAS No. 128 replaces the presentation of primary EPS and fully-diluted EPS with a presentation of basic EPS and diluted EPS, respectively. Basic EPS excludes dilution and is computed by dividing earnings available to common shareholders by the weighted-average number of common shares outstanding for the period. Similar to fully diluted EPS, diluted EPS reflects the potential dilution of securities that could share in the earnings.



     In June 1997, SFAS No. 131, "Disclosures about Segments of an Enterprise and related Information" was issued by the FASB. SFAS No. 131 establishes standards for the way that public business enterprises report financial and descriptive information about its reporting operating segments. The Company has not determined the impact on the Company's financial statement disclosure. SFAS No. 131 is effective for the Company's financial statements for the year ending December 31, 1998.

                         AUTO RACING INDUSTRY OVERVIEW


     Auto racing consists of several distinct categories, each with its own organizing body and racing events. Internationally, the most recognized form of auto racing is open-wheel racing, utilizing an aerodynamically designed chassis and technologically advanced equipment. The most established international open-wheel racing series are Formula One, the CART Championship, Formula 3000 and Indy Lights. In addition to these established open-wheel series, the Indy Racing League (the "IRL"), a new United States-based oval-racing series that includes the Indianapolis 500, was formed in 1995. The largest auto racing category in the United States, in terms of attendance and media exposure, is stock car racing. Stock car racing utilizes equipment similar in appearance to standard passenger automobiles and races are typically staged on oval courses. The most prominent organizing body in stock car racing is NASCAR. Drag racing typically involves short sprint races on a straight-line drag strip. The National Hot Rod Association ("NHRA") is the most prominent organizing body in drag racing. Other, less prominent, racing segments include various types of sports car racing and club racing.


     Motorsports events are generally heavily promoted, with a number of supporting events surrounding the main race event. Examples of supporting events include qualifying trials, secondary racing events, driver autograph sessions, automobile and product expositions, catered parties and other related events which are all designed to maximize the spectators' entertainment experience. The primary participants in motorsports are spectators, corporate sponsors, track owners, drivers, team owners and sanctioning bodies.


     Spectators. Motorsports is among the fastest growing spectator sports in the United States and, after soccer, it is the most watched sport worldwide. Total attendance at all motorsports events in the United States in 1997 exceeded
16.8 million people. During 1997, approximately 2.5 million people attended CART events. CART races were also televised in more than 185 countries in 1997, with aggregate television audiences in excess of 1 billion viewers.


     Corporate Sponsors. Drawn to motorsports by the large number of spectators and television audiences and their attractive demographics, corporate sponsors are active in all phases of the industry. The Company believes that the demographic profile of its growing spectator base has considerable appeal to sponsors, track owners, television networks and advertisers. The mean annual family income of CART spectators has been estimated to be $52,700, compared to $38,400 for an average United States household. The Company believes that the spectators are loyal to motorsports and to its corporate sponsors. In addition to sponsoring the various racing series, corporate sponsors support drivers and teams by funding certain costs of their operations, and race promoters and track owners by sponsoring and promoting specific events. In return, corporate sponsors receive advertising exposure on television and radio, through newspapers, printed materials, advertising and promotional and hospitality benefits at the track over the race weekend. Companies negotiate sponsorship arrangements based on factors including a series' or event's audience size or spectator demographics and a team's racing success.

     Race Promoters. Race promoters, which include track owners, government organizations and other groups and individuals, pay a fee to have an event sanctioned at their race venue and are responsible for the local marketing and promotion of the event. Their revenue sources generally include admissions, sponsorships, corporate hospitality (suites, chalets and tents for race viewing and other amenities), advertising and concessions and souvenir sales.

     Drivers. A majority of drivers contract independently with team owners, while select drivers own their own teams. Principally, these drivers receive income from contracts with team owners, sponsorship fees and prize money. Successful drivers may also receive income from personal endorsement fees and souvenir sales. The personality and success of a driver can be an important marketing advantage for team owners, because it can help attract corporate sponsorships and generate sales for licensed merchandise.


     Team Owners. In most instances, team owners underwrite the financial risk of placing their teams in competition. They contract with drivers, acquire racing vehicles and support equipment, employ pit crews and mechanics and syndicate sponsorship of their teams. Team owners generally receive income primarily from sponsorships and a percentage of the prize money.


     Sanctioning Bodies. Sanctioning bodies sanction events at various race venues in exchange for fees from race promoters and track owners, and are responsible for all aspects of race management necessary to "manufacture" the race event. Sanctioning bodies are responsible for presenting racing cars, drivers, and teams and providing race officials to ensure fair competition, as well as providing the race and series' purses and other prize payments.

     The Federation Internationale de l'Automobile (the "FIA"), based in Paris, France, is the worldwide governing body for auto racing, with "national sporting authority" members in more than 100 countries. The FIA's United States national sporting authority is the Automobile Competition Committee of the United States, which in turn is made up of seven member sanctioning organizations: CART, NASCAR, United States Auto Club ("USAC"), Professional SportsCar Racing ("PSCR"), NHRA, Sports Car Club of America ("SCCA") and the IRL.


     Some of the most widely recognized auto racing series are:



          - CART. The CART Championship is the premier open-wheel motorsports series in North America. CART events are staged on four different types of tracks -- superspeedways, ovals, temporary street courses and permanent road courses, requiring teams and drivers to employ a variety of skills to master different courses to compete for the CART Championship. The CART Championship is sanctioned by CART and will include 19 races in the 1998 season.



          - Formula One. The FIA sanctions the Formula One World Championship events consisting of open-wheel races on road courses in Europe, South America, Canada, Australia and Japan. The Formula One World Championship was founded in 1950. The 1998 Formula One calendar includes 15 events in 13 different countries. Currently, there are no events in the Formula One World Championship that are staged in the United States.


          - IRL. In 1995, the IRL was formed as a rival United States open-wheel racing series, competing directly with CART. The IRL's events are staged solely on oval courses. The IRL's first season of racing commenced in 1996 and consisted of five races, including the Indianapolis 500. The 1998 season will consist of 11 races, including the Indianapolis 500. The IRL was sanctioned by USAC during 1996, but during 1997, the IRL elected to sanction its own events.


          - NASCAR. Professional stock car racing developed in the Southeastern United States in the 1930s, and NASCAR has been influential in the growth and development of the sport. NASCAR is the most recognized sanctioning body of professional stock car racing in North America, supervising the Winston Cup and Busch Grand National stock car race series. The 1998 Winston Cup and Busch Grand National race series includes 33 and 31 races, respectively, all of which will be held in the United States, with two exhibition events in Japan.



          - Other Sanctioning Bodies. Sports car races are held on road courses and temporary street circuits throughout the United States and are sanctioned by SCCA and PSCR. Drag racing is sanctioned in the United States by NHRA. ARCA sanctions stock car races that are less prominent than those sanctioned by NASCAR.

                                    BUSINESS

THE COMPANY


     The Company owns, operates and sanctions the premier open-wheel motorsports series in North America, the CART Championship, and is responsible for organizing, marketing and staging each of the races in the CART Championship. With speeds of up to 240 miles per hour, and an average margin of victory during the 1997 race season of less than four seconds, CART open-wheel racing is the fastest form of closed-circuit auto racing available to motorsports audiences, providing intense excitement and competition.



     The drivers and racing teams participating in CART racing events are among the most recognized names in motorsports, with marquee drivers including Michael Andretti, Bobby Rahal, Al Unser Jr., Jimmy Vasser and Alex Zanardi. The excitement and competition of CART racing also attracts well-known racing legends, business leaders and sports and entertainment personalities as team owners including Chip Ganassi, Carl Haas, David Letterman, Bruce McCaw, Joe Montana, Paul Newman, U.E. "Pat" Patrick, Walter Payton and Roger Penske. For a complete list of CART drivers and teams, see "-- Drivers and Corporate Sponsors," below. Major sponsors of the 1998 CART Championship include Federal Express and PPG Industries as the co-title sponsors, MCI, Budweiser, Mercedes-Benz, Honda, Craftsman and other Fortune 500 companies.


     Open-wheel racing in the United States traces its history to 1904, and is the oldest continually scheduled motorsports competition in the world. The 1997 CART Championship included 17 races staged in four countries -- the United States, Canada, Australia and Brazil. Two additional races have been added for 1998, one in Motegi, Japan and one in Houston, Texas. CART races are conducted on four different types of tracks: superspeedways, ovals, temporary street courses and permanent road courses, requiring teams and drivers to employ a variety of skills to master different courses to compete for the CART Championship. Each race weekend in the CART Championship is an "event" offering spectators the opportunity to enjoy a CART race as well as a full weekend of entertainment, including additional races, practice and qualifying rounds for all racing events, and automotive and general entertainment demonstrations and displays. Race weekends provide corporate sponsors and other businesses the opportunity to entertain their customers and employees through hospitality areas and other activities.


     Motorsports is among the most popular and fastest growing spectator sports in the United States and, after soccer, it is the most watched sport worldwide. CART's races were televised in more than 185 countries in 1997 with aggregate television audiences in excess of 1 billion viewers. Total attendance at major auto racing series' events in North America and CART racing events increased significantly from 12.4 million and 1.8 million, respectively, in 1991 to 16.8 million and 2.5 million, respectively, in 1997. CART believes the demographic profile of its growing spectator base has considerable appeal to track owners, sponsors, television networks and advertisers. The mean annual family income of CART spectators has been estimated to be $52,700, compared to $38,400 for an average United States household.



     The Company derives its revenues from four primary sources: sanction fees paid by track promoters, corporate sponsorship fees, television revenues and licensing royalties. The Company's revenues have increased during the last four years from $25.2 million in 1994 to $41.8 million in 1997. Based upon current promoter and sponsorship agreements, The Company expects that sanction fee revenues will increase from $24.2 million to $30.1 million and that sponsorship revenues will increase from $7.2 million to $12.1 million from 1997 to 1998.


     In December 1997, the Company was incorporated in Delaware in contemplation of the Reorganization. The Company's principal executive office is located at 755 West Big Beaver Road, Suite 800, Troy, Michigan 48084, and its telephone number is (248)362-8800.

GROWTH STRATEGY

     The Company's growth strategy is to increase revenues and net income by expanding the worldwide audience for CART racing. The Company intends to capitalize on its position as the premier open-wheel racing series in North America and the thrill and excitement of CART racing to increase CART's brand awareness. The Company believes that these factors will provide it with opportunities for increased sanction fees, corporate sponsorship fees, television revenues and royalties. To implement its strategy, the Company intends to:


          - Increase Market Penetration in the United States. The Company will continue to develop its race schedule in key markets in the United States and will stage a race in Houston, Texas during the 1998 season. Because CART races are conducted on superspeedways, ovals, temporary street courses and permanent road courses, the Company believes it has great flexibility in selecting future race venues.


          - Expand International Audience. The Company believes that the world market for motorsports is predisposed to CART's style of exciting, competitive, open-wheel racing. The CART Championship will span four continents in 1998, with events in the United States, Canada, Australia, Brazil and Japan. The Company typically receives higher sanction fees from the promoters of international race events. Management continues to explore additional opportunities to export its high-value, American racing product throughout the world and to include more international-based sponsors for the Company and its race teams.


          - Expand Media Exposure. The Company plans to expand CART's exposure and fan awareness by developing additional television and radio coverage. During the 1998 race season, the Company expects to continue its magazine-style program, "Inside CART," which premiered in the United States on the Fox Sports Network in late 1997. Internationally, CART will continue to build on the media distribution base established over recent years in conjunction with its various distribution partners, with a particular emphasis on expanding primary network coverage within individual countries.



          - Increase CART's Licensing Opportunities. The Company will continue to seek out opportunities to bring the CART brand to a broader market. Through CART Licensed Products, an affiliated limited partnership in which the Company owns a 55% interest, CART provides "one stop shopping" for potential licensees for the servicemarks and trademarks of CART, as well as for participating race teams, drivers and tracks. This integrated approach allows licensees and retailers to work with a single licensing entity rather than negotiating with the fragmented licensing environment found in other sports.



          - Acquire and Develop Related Businesses and Properties. The Company will selectively pursue opportunities to acquire and apply the CART brand name to other race-related businesses and properties. The Company expects to vertically integrate certain support-racing series to develop future racing talent in the United States. The Company is also seeking opportunities to acquire and develop race experience products such as simulation or virtual reality products, indoor kart racing centers and race schools, which will provide potential and existing race fans with an affordable and accessible opportunity to experience the sport. As the first step in this strategy, the Company is acquiring ARS, which operates Indy Lights, and BP, which provides certain equipment to the participants of Indy Lights. This transaction will close concurrently with the Offering.


THE CART ADVANTAGE

     The CART Championship. CART was founded in 1978 by a group of team owners dedicated to the future of open-wheel motorsports. This group has evolved into today's CART Championship competitors. In 1997, 17 teams entered 27 cars to compete for the title of PPG CART World Series Champion. Purse money and CART Championship points are awarded to teams based on their finishing position in each race. The CART Champion is determined by the cumulative points received over the course of the season. The current champion is Alex Zanardi of Italy. Past CART champions include such well known drivers as Mario Andretti, Michael Andretti, Emerson Fittipaldi, Nigel Mansell, Rick Mears, Bobby Rahal, Johnny Rutherford, Danny Sullivan, Al Unser, Jr., Al Unser, Sr., Jimmy Vasser and Jacques Villeneuve.

     The Races. Winning the CART Championship requires race teams and their drivers to master superspeedways, high-intensity one-mile ovals, permanent road courses and temporary road courses. High-tech race cars with state-of-the-art engines from Mercedes-Benz, Honda, Ford and Toyota reach speeds of up to 240 miles per hour. The Company believes that the CART Championship offers the fastest and most competitive racing of any closed-circuit motorsport series, with an average margin of victory during 1997 of less than four seconds.



     The World-Wide Appeal. The sport of auto racing is second only to soccer in its worldwide popularity. CART has capitalized on auto racing's broad, worldwide appeal and now races in Australia, Brazil and Canada, in addition to the United States. For 1998, a race in Japan has been added to the CART schedule. Adding to CART's worldwide appeal is the diversity of its drivers. In 1997, 19 of the 31 drivers who competed in at least one CART race event were born outside of the United States. In total, these drivers represented 10 different countries.



     The Fans. The primary means for a fan to interface with the CART Championship is through direct attendance at events or by television viewership. CART spectators are demographically attractive to sponsors and advertisers in that they are generally young males with education and income levels above the national average. This demographic group is hard to reach by traditional methods, making sponsorship of CART's teams or events an attractive advertising and promotional investment. CART's television audience, while closer to the national average for household income, encompasses an above average proportion of males in the 25 to 54 age group, an attractive demographic for advertisers since this age group tends to watch less television than the average American. In the United States, CART's television ratings have declined in recent years and mirror the overall decline in television ratings for sports events in the United States. On a worldwide basis, CART's television audience was in excess of 1 billion viewers during 1997.


CART HISTORY

     CART-style, open-wheel racing stands as the longest continually scheduled major motorsports championship in the world, dating back to the early 1900s. The first American automobile race took place in 1895, and the American Automobile Association ("AAA") began sanctioning major races in 1904. The AAA sanctioned races through the 1955 season at which time USAC became the official sanctioning body.

     In the 1970s, race team owners became increasingly concerned about escalating costs, lack of promotional activities and concentration solely on the Indianapolis 500. As a result, in November 1978, a group of 18 of the 21 team owners left USAC to form CART and the CART Championship. The group included U.E. "Pat" Patrick, Roger Penske and other teams owners who desired greater participation in the rule-making and administrative processes concerning open-wheel racing in the United States. In its 1979 inaugural season, CART staged 13 races. PPG Industries became the title sponsor of the CART Championship late in that inaugural year, and Rick Mears was crowned the first champion of the CART Championship.

     Since Mears' victory in the inaugural season, CART has had many other memorable champions including Al Unser, Sr., Johnny Rutherford, Mario Andretti, Danny Sullivan, Emerson Fittipaldi, Al Unser, Jr., Michael Andretti, Bobby Rahal, Nigel Mansell, Jacques Villeneuve, Jimmy Vasser and Alex Zanardi.

     Competitive, close racing is the hallmark of CART. In 1991, there were six different winners in the first six races, and the 1993 season yielded six different race winners and 13 different podium finishers. The 1994 through 1997 race seasons were equally competitive. In 1997, there were eight different winners, including first-time victories in the CART Championship for Mark Blundell, Mauricio Gugelmin and Greg Moore.


     Due to starting position reservations and changes to equipment specifications, CART teams have generally not competed in the Indianapolis 500 since 1995. The reservation of starting positions for IRL competitors was removed after the 1997 Indianapolis 500. The Company will continue to evaluate opportunities for an accommodation with the Indianapolis Motor Speedway ("IMS"), but there can be no assurance that a resolution will be reached or of the timing of any such resolution. The Company is unable to predict what effect, if any, the continued non-participation by CART teams at the Indianapolis 500 will have on the Company's future results.


     Since 1995, CART has added domestic races in Homestead, Florida, Madison, Illinois, and Fontana, California. These races serve the important Miami, St. Louis and Los Angeles markets, respectively. Internationally, a race in Rio de Janeiro, Brazil was added to CART's schedule in 1996. The Company has scheduled new races in Houston, Texas and Motegi, Japan for 1998.

     Today, the CART Championship is the premier open-wheel racing series in North America and has successfully expanded its core domestic audience and exported its product to international race venues and television markets.

CART's race cars, which can attain speeds of up to 240 miles per hour, are the fastest closed-circuit race cars in the United States, and its events, staged on four types of tracks, require different skills and disciplines from the drivers and teams.

FRANCHISE SYSTEM AND RACE TEAMS


     Since 1984, CART has been operated as a "franchise system." A franchise was available for each competing car, with any one owner limited to a maximum of two franchise memberships. The number of franchises awarded has varied, but has never exceeded 25. To become a franchise member, a race team must have competed in all events for the prior race year and be one of the 24 highest placed teams, based on points received from competition. Prior to the Reorganization, each franchise member received the right to purchase one share of common stock of CART.


     The participation of race teams is critical to the ongoing success of the Company and the CART Championship. The Company believes that the franchise system, which is the only race governing system that offers teams direct input into race scheduling, rules and all other racing activities, is a significant factor in encouraging entities who are interested in auto racing to participate in CART-sanctioned events.

     CART, which became a wholly-owned subsidiary of the Company following the Reorganization, is managed by a board of directors composed of race team participants (the "CART franchise board"). Prior to the Reorganization, each franchise owner was entitled to designate a member to the CART franchise board and to receive certain benefits, including reimbursement of travel expenses on a per race basis, directors fees and other race-related expenses. The franchise and the one share of stock were not transferable without the approval of the CART franchise board and were subject to redemption by CART at the price set by the CART franchise board for the year in which the redemption occurred. In certain instances, a race team sold its franchise and share of stock to an incoming franchisee at the price set by the CART franchise board. In other instances, the franchise and stock were redeemed by CART on the same basis. For the 1997 season, each new race team that purchased a franchise and a share of common stock paid $400,000.


     At the end of the 1997 race season, there were 22 franchises, each of which, prior to the Reorganization, owned one share of stock in CART. Upon completion of the Reorganization, each share of CART stock was converted into 400,000 shares of Common Stock. The three new race teams who met the franchise purchase criteria in September 1997 became franchise owners in December 1997, and were issued one share of stock in CART, which was subsequently converted into 400,000 shares of Common Stock of the Company. In addition, three race teams who competed in all of the CART races during the 1997 season, but did not earn enough points to be a franchise owner, were awarded an aggregate of one-half share of stock, which was converted into an aggregate of 200,000 shares of Common Stock upon the Reorganization.



     Subsequent to the Reorganization, the franchise system will continue without any additional equity ownership in the Company or CART. Rather, the 24 race teams which have met participation requirements and have the highest total of points from the prior season will each be permitted to designate a member to the CART franchise board, which will manage and oversee all racing-related activities and make all decisions with respect to specifications for engines and chassis, race and venue participation, rules and related matters.



     The stockholders of the Company have received payments in equal amounts based on their ownership of franchises and race participation for the fiscal year ended December 31, 1995, 1996 and 1997 in the aggregate amounts of $9.0 million, $8.5 million and $19.4 million, respectively. These franchise payments will be discontinued after January 1, 1998 pursuant to contractual commitments which expire in December 2000. Because each franchise member is also a stockholder of the Company, and as such, has an interest in the success of the Offering, the agreement constitutes a related party transaction. Management does not intend to resume making such payments to franchise members in the foreseeable future.


     In addition, all of the stockholders of the Company have competed for the purse money distributions for each race event and year-end points distributions and contingency awards. These amounts have been paid by CART to various teams based solely upon their performance in the CART events and have been paid to race teams regardless of whether or not they were franchise or share owners. The amounts paid to each of the current stockholders and their predecessors during the past four years were as follows:


              STOCKHOLDERS                        1994             1995             1996             1997
-----------------------------------------      ----------       ----------       ----------       ----------
All American Racers, Inc.................      $       --       $       --       $  265,250       $  240,250
Arciero-Wells Racing, Ltd., LLC..........          95,950          133,000          173,250          275,000
Bettenhausen Motorsports, Inc............         272,725          246,125          367,300          275,450
Davis Racing, Inc........................              --               --               --          146,900
Della Penna Motorsports, Inc.............              --               --           28,650          125,000
Forsythe-Green Racing, Inc...............         362,050               --               --               --
Forsythe Racing, Inc.....................              --          461,100          489,175          541,000
Hogan/Penske Racing, Inc.................              --               --          229,750               --
Hogan Racing, L.L.C......................              --               --               --          178,500
Newman/Haas Racing.......................         635,000        1,169,600        1,695,850          729,000
PacWest Racing Group.....................         366,600          621,150          700,100        1,283,000
Patrick Racing, Inc......................              --          522,070          503,400          984,000
Dale Coyne Racing........................         153,725          267,900          366,050          251,250
Penske Racing, Inc.......................       3,941,600        1,319,751        1,004,500          895,500
Project Indy.............................          88,500           69,500           11,500           82,000
Rahal/Hogan Racing, Inc..................         412,875          929,150               --               --
Chip Ganassi Racing Teams, Inc...........         797,050          634,500        3,823,175        2,564,750
Tasman Motorsports Group.................              --          275,400          762,975          399,000
Team Green, Inc..........................              --        1,667,050               --          216,900
Team Rahal, Inc..........................              --               --        1,115,875          582,000
Derrick Walker Racing, Inc...............         750,900          850,250          424,400        1,013,250


PPG DAYTON INDY LIGHTS CHAMPIONSHIP

     The Indy Lights Championship was formed in 1986 by racing team owner U.E. "Pat" Patrick as a series in which team owners could discover and develop the next generation of CART talent. Indy Lights was designed to emphasize driver and team talent, while reducing any advantage gained through large monetary expenditures for equipment and technology. By restricting competition to a single chassis design, powered by identical, sealed engines and running a single brand of tires, Indy Lights offers a series in which costs can be carefully controlled and creates a level playing field for drivers, team managers and engineers.

     The Indy Lights Championship is designated as the "Official Development Series of the CART Championship," and is sanctioned by CART. During the 1997 season, seven different drivers, representing five different race teams and four different countries, won races, making 1997 one of the most competitive seasons in the series' history. During 1997, the series had 21 full-season entrants, with a total of 36 drivers competing in at least one race in the Indy Lights Championship. Graduates from the Indy Lights Championship who now compete in the CART Championship include drivers Paul Tracy, Bryan Herta, Greg Moore, Andre Ribeiro, Adrian Fernandez and Gualter Salles, as well as Steve Horne's Tasman Motorsports Group. In 1997, CART team owners Steve Horne (Tasman Motorsports Group), Gerald Forsythe (Players' Forsythe Racing), Bruce McCaw (PacWest Racing) and Barry Green (Team KOOL Green) each competed in the Indy Lights Championship to train a talent pool of mechanics, engineers and other team personnel. At the conclusion of the 1997 season, CART team owner and driver, Bobby Rahal, announced that Team Rahal will compete in the Indy Lights Championship for the 1998 race season.

     Similar to the CART Championship, the Indy Lights Championship races are run on four different types of tracks. Each of the race events is sanctioned by CART and, at certain venues, CART receives a sanction fee from the promoter for staging the Indy Lights event. CART's management believes that the Indy Lights Championship can create significant revenue growth for CART through packaged sponsorships, extending CART's efforts to integrate category sponsorship and additional sanction fees for "stand alone" Indy Lights events, both in the United States and overseas. With the growth and popularity of the series, the Company believes that Indy Lights will play a significant role in its future revenue growth.

     In December 1997, the Company entered into a binding letter of intent to acquire all of the outstanding shares of ARS and certain assets of BP for a total purchase price of $10.0 million, of which $7.0 million is payable in cash at closing and $3.0 million, which will be escrowed and payable equally over three years subject to ARS meeting certain performance criteria. In addition, the shareholders of ARS and BP will be granted options to purchase 100,000 shares of the Company's common stock at the initial public offering price which vest one year from closing if certain performance criteria are met for 1998. At the time of the Offering, the shareholders of ARS and BP will be granted the right to purchase 67,000 of the shares being sold in the Offering at the initial public offering price. ARS operates Indy Lights and BP provides certain equipment to the participants of Indy Lights. The Indy Lights Acquisition will close concurrently with the Offering and a portion of the proceeds from the Offering will be used to fund the cash portion of the Indy Lights Acquisition.



SANCTION FEES



     For each race in the CART Championship, the promoter enters into a multi-year sanction agreement which provides for payment of a sanction fee to CART. For the year ended December 31, 1997, the Company received sanction fees of approximately $24.2 million, an average of $1.4 million per event, representing approximately 58% of the Company's total revenues. For the year ended December 31, 1996, the Company received sanction fees of approximately $21.1 million and averaging $1.3 million per event, representing approximately 51% of the Company's total revenues. Based upon current promoter agreements, the Company projects it will receive sanction fee revenue of $30.1 million in 1998, an average of $1.6 million per event.



     As the CART Championship has expanded internationally, the Company's average sanction fee has increased as international events typically have higher sanction fees than events in North America. During 1997, sanction fees at international events averaged $2.8 million per event, compared to $1.2 million for events in North America. As the terms of existing promoter agreements expire, the Company believes that it will be positioned to negotiate increased sanction fees at many of the current race venues to stage future races. Further, CART believes that the popularity of the CART Championship will provide additional domestic and international race venues willing to pay sanction fees higher than the Company's current average sanction fee.


RACING EVENTS

     When staging a CART event, the Company provides all aspects of race management necessary to "manufacture" the race event, including the required expertise and personnel. Such race management services are provided to track promoters in exchange for a sanction fee. CART stages events at four different types of tracks, including superspeedways, ovals, temporary street courses and permanent road courses. Superspeedways are banked ovals of two miles or more in distance, on which CART cars can attain speeds of up to 240 miles per hour. Oval tracks are closed circuits, less than two miles in distance, which are often "banked" at varying angles. Temporary street courses are typically built on closed-off downtown streets of major cities, but can also be built on airport runways or similar facilities which have a primary purpose other than as a motorsports venue. Permanent road courses are raceways built solely for motorsports racing and are designed with varying turns, straight-aways and elevation changes to simulate driving on a road.

     As competition, support and interest in the CART Championship have increased, CART has increased the number of events staged per race season. The 1979 CART Championship was comprised of 13 race events. In 1997, CART ran 17 races -- 13 in the United States, two in Canada and one each in Australia and Brazil. These races included two superspeedway races, five oval races, six temporary street course races and four permanent road course races. The 1998 CART Championship will be comprised of 19 races in five different countries and will include two new race venues for CART participants. A race event will be run through the streets of Houston, marking CART's first race in Texas, and CART will also add its first race in Asia, a 500-kilometer oval race in Motegi, Japan.


     In 1997, the Indy Lights Championship was comprised of 13 races. Of the 13 races, 11 were held in conjunction with CART events, and two races were "stand alone" events. In 1998, the Indy Lights Championship will include 14 races, one of which will be a stand alone event.

     The following table sets forth the locations and venues for the 1997 and 1998 CART Championship and the 1997 and 1998 Indy Lights Championship, as well as the CART event dates of the 1997 and 1998 seasons, whether there was an Indy Light race as part of the event weekend and a description of the racing circuit:


                                                                              1998
                                                         EVENT DATE           INDY
                                                       ---------------       LIGHTS
                      LOCATION                         1998      1997         RACE             TRACK DESCRIPTION
-----------------------------------------------------  -----     -----       -------  -----------------------------------
Homestead, Florida...................................   3/15       3/2         Yes    1.5 mile oval
  Metro-Dade Homestead Motorsports Complex
Motegi, Japan (1)....................................   3/28        --         No     1.5 mile oval
  Twin Ring
Long Beach, California...............................    4/5      4/13         Yes    1.6 mile temporary street course
  Long Beach
Nazareth, Pennsylvania...............................   4/26      4/27         Yes    1.0 mile tri-oval
  Nazareth Speedway
Rio de Janeiro, Brazil...............................   5/10      5/11         No     1.8 mile oval
  Emerson Fittipaldi Speedway at
  Nelson Piquet International Raceway
Madison, Illinois....................................   5/23      5/24         Yes    1.3 mile banked oval
  Gateway International Raceway
West Allis, Wisconsin................................   5/31       6/1         Yes    1.0 mile oval
  The Milwaukee Mile
Detroit, Michigan....................................    6/7       6/8         Yes    2.1 mile temporary street course
  The Raceway on Belle Isle
Portland, Oregon.....................................   6/21      6/22         Yes    2.0 mile permanent road course
  Portland International Raceway
Cleveland, Ohio......................................   7/12      7/13         Yes    2.4 mile temporary street course
  Burke Lakefront Airport
Toronto, Ontario, Canada.............................   7/19      7/20         Yes    1.8 mile temporary street course
  Toronto
Brooklyn, Michigan...................................   7/26      7/27         Yes    2.0 mile tri-oval superspeedway
  Michigan International Speedway
Lexington, Ohio......................................    8/9      8/10         No     2.3 mile permanent road course
  Mid-Ohio Sports Car Course
Elkhart, Wisconsin...................................   8/16      8/17         No     4.0 mile permanent road course
  Road America
Vancouver, British Columbia, Canada..................    9/6      8/31         Yes    1.7 mile temporary street course
  Vancouver
Monterey, California.................................   9/13       9/7         Yes    2.2 mile permanent road course
  Laguna Seca Raceway
Houston, Texas (1)...................................   10/4        --         No     1.7 mile temporary street course
  Houston
Gold Coast, Queensland, Australia....................  10/18       4/6         No     2.8 mile temporary street course
  Surfers Paradise, Queensland
Fontana, California..................................   11/1      9/28         Yes    2.0 mile banked oval superspeedway
  California Speedway
Trois-Rivieres, Quebec, Canada (2)...................     --        --         Yes    2.1 mile temporary street course
  Trois-Rivieres
Savannah, Georgia (3)................................     --        --         No     2.0 mile temporary street course
  Grand Prize Circuit at Savannah Harbor


---------------

(1) Added to race schedule for 1998.

(2) Indy Lights race only, to be held on August 2, 1998 and held on August 3, 1997.

(3) Indy Lights ran a stand alone race on May 18, 1997, but will not race at Savannah in 1998.

DRIVERS AND CORPORATE SPONSORS

     Drivers. During the 1997 season, 31 drivers competed in at least one of the CART race events, including such well known drivers as Michael Andretti, Bobby Rahal, Al Unser, Jr., Jimmy Vasser and Alex Zanardi. Set forth below is information regarding each of the drivers who participated in the 1997 CART
Championship:


              DRIVER                           BIRTH PLACE                        1997 RACE TEAM
----------------------------------  ----------------------------------  ----------------------------------
MICHAEL ANDRETTI*.................  Bethlehem, Pennsylvania             Newman/Haas Racing
Mark Blundell.....................  Barnet, Hertforshire, England       PacWest Racing Group
Raul Boesel.......................  Curitiba, Brazil                    Brahma Sports Team/Patrick Racing
Patrick Carpentier................  Ville Lasalle, Quebec, Canada       Bettenhausen Motorsports
Gil DeFerran......................  Paris, France                       Walker Racing
Juan Fangio II....................  Balcarce, Buenos Aires, Argentina   All American Racers
Adrian Fernandez..................  Mexico City, Mexico                 Tasman Motorsports Group
Christian Fittipaldi..............  Sao Paulo, Brazil                   Newman/Haas Racing
Dario Franchitti..................  Edinburgh, Scotland                 Hogan Racing
Mauricio Gugelmin.................  Joinville, Brazil                   PacWest Racing Group
Richie Hearn......................  Glendale, California                Della Penna Motorsports
Bryan Herta.......................  Warren, Michigan                    Team Rahal
Parker Johnstone..................  Fort Benning, Georgia               Team KOOL Green
PJ Jones..........................  Torrance, California                All American Racers
Michel Jourdain, Jr...............  Mexico City, Mexico                 Payton/Coyne Racing
Hiro Matsushita...................  Kobe, Japan                         Arciero-Wells/Panasonic Racing
Arnd Meier........................  Hanover, Germany                    Project Indy
Roberto Moreno....................  Rio de Janeiro, Brazil              Payton/Coyne Racing
Greg Moore........................  British Columbia, Canada            Player's Forsythe Racing Team
Charlie Nearwood..................  Midland, Texas                      Payton/Coyne Racing
Max Papis.........................  Como, Italy                         Arciero-Wells/MCI Racing
Scott Pruett......................  Sacramento, California              Brahma Sports Team/Patrick Racing
BOBBY RAHAL*......................  Medina, Ohio                        Team Rahal
Andre Ribeiro.....................  Sao Paulo, Brazil                   Tasman Motorsports Group
Gualter Salles....................  Rio de Janeiro, Brazil              Davis Racing
Paul Tracy........................  Scarborough, Ontario, Canada        Marlboro Team Penske
AL UNSER JR.*.....................  Albuquerque, New Mexico             Marlboro Team Penske
JIMMY VASSER*.....................  Canoga Park, California             Target/Chip Ganassi Racing
Dennis Vitolo.....................  Massapequa, New York                Project Indy
ALEX ZANARDI*.....................  Bologna, Italy                      Target/Chip Ganassi Racing


---------------

*Indicates past champion of the CART Championship.


     Corporate Sponsors. Sponsorship revenues are paid to CART pursuant to sponsorship contracts, primarily for the opportunity to receive brand and product exposure. For the year ended December 31, 1996, the Company received sponsorship revenues of approximately $5.5 million, representing approximately 13% of the Company's total revenues. For the year ended December 31, 1997, the Company received sponsorship revenues of approximately $7.2 million, representing approximately 17% of the Company's total revenues. Based upon existing sponsorship agreements, the Company expects that it will receive sponsorship revenues of approximately $12.1 million in 1998.

     Management believes that as CART expands the audience for CART events, it will see a corresponding increase in sponsorship opportunities and expects that sponsorship revenues would increase. In addition, CART has taken a different approach to selling sponsorship by integrating the rights of the sanctioning body and the race tracks. This approach provides series-wide exclusivity and a centralized sponsorship program which increases the value and appeal of the sponsorship opportunity. MCI was the first such integrated sponsor, becoming the Official Communications Company of CART in 1997.

     Beginning with the 1998 race season, Federal Express has become the co-title sponsor of the CART Championship, which has been officially designated the "FedEx Championship Series." Under the agreement, Federal Express has acquired a comprehensive range of marketing benefits as well as opportunities to supply services to CART, its teams and its race promoters. A significant feature of this sponsorship arrangement is the combination of the marketing rights of both CART and its race promoters to provide an exclusive sponsorship involvement through the entire CART Championship. PPG Industries, CART's long-time title sponsor, will continue to be involved as a co-title sponsor of the series and will continue to be the name sponsor of the CART Championship winner's trophy--the "PPG Cup." PPG will also continue with its successful pace car program at each CART race event.

     The current list of sponsors for the 1998 CART Championship is set forth below:

                       SPONSOR                             OFFICIAL DESIGNATION            YEARS AS SPONSOR
     --------------------------------------------  ------------------------------------    ----------------
     Federal Express.............................  Official Co-Title Sponsor                      New
     PPG Industries..............................  Official Co-Title Sponsor                       18
     MCI Telecommunications......................  Official Communications Company                  1
     Budweiser...................................  Official Beer                                    3
     Craftsman Tools.............................  Official Hand Tools                              3
     Featherlite Trailers and Vantare Coach......  Official Trailer and Coach                       3
     Ford SVO Technology.........................  Official Safety Technology Provider              1
     Holmatro....................................  Official Rescue Tool                             6
     Honda Motorcycles...........................  Official Motorcycle                              2
     Honda Power Equipment.......................  Official Power Equipment                         2
     K&K Insurance...............................  Official Insurance Provider                      4
     Mercedes-Benz...............................  Official Car                                     3
     Motorola/Racing Radios......................  Official Two-Way Radio                           8
     Omega.......................................  Official Watch and Timekeeper                    1
     Toyota Trucks...............................  Official Truck                                   2
     The Valvoline Company.......................  Official Fuel and Oil                           18


     In addition to the sponsors listed above, CART has entered into various sponsorship agreements with other companies which supply CART with products and services. Official sponsors of the CART Championship pay money and provide products and services to CART in return for being designated as an official sponsor. The payment obligations, as well as the amount of advertising exposure and other benefits vary significantly among sponsors based on the negotiated terms of each sponsorship agreement. No sponsorship agreement provided more than 10% of the Company's revenues during 1996 or 1997.


ATTENDANCE, VIEWERSHIP AND BROADCAST RIGHTS


     Attendance. CART spectator attendance has grown dramatically in the 1990s, with more than a 48% increase from 1990 to 1997, based upon figures compiled by Goodyear Tire & Rubber Co. Race Reports (the "Goodyear Race

Reports"). The table below shows attendance information for CART events, based upon the Goodyear Race Reports. The figures do not include attendance at the Indianapolis 500, which was not a CART-sanctioned event.


                               1990         1991         1992         1993         1994         1995         1996         1997
                             ---------    ---------    ---------    ---------    ---------    ---------    ---------    ---------
Total Attendance at CART
  Events...................  1,683,139    1,803,601    1,890,327    1,964,180    2,015,417    2,259,751    2,366,440    2,491,050
Number of Race Events......         15           16           15           15           15           16           16           17
Average Attendance per
  Event....................    112,209      112,725      126,022      130,945      134,361      141,234      147,902      146,532
Total Attendance Percentage
  Change...................         --         0.1%        11.8%         3.9%         2.6%         5.1%         4.7%         5.3%



     Viewership. In addition to the fan support offered by spectators at CART race events, millions of people around the world watch CART racing on television. The last available detailed report regarding television viewership was for the 1996 race season. According to the Nielson Season Summary for 1996, an aggregate of 32.6 million gross United States households were delivered for the CART races, with gross United States viewership of approximately 41.8 million. The CART races are televised in 188 countries and territories through terrestrial and satellite broadcasts, in 19 languages. Based upon an independent study conducted by Sponsorship Research International ("SRI"), the 1996 CART Championship had an average of 61 million viewers per race, an increase of 7% over the 1995 per race average, with cumulative worldwide viewership of 973.5 million.


     Broadcast Rights. In 1994, CART entered into a long-term agreement with ESPN, which was amended in 1996 to extend through 2001, to provide broadcast coverage of each CART race, with at least 50% of the races each year to be broadcast on one of the three major broadcast networks of ABC, CBS or NBC. Pursuant to the agreement, CART receives 50% of the net revenues received by ESPN for distribution of the race programs, subject to an escalating minimum guarantee.


     In certain countries outside the United States where CART sanctions races, CART has retained broadcast rights in order to facilitate affiliation with a domestic host broadcast entity. For example, CART retained the television rights for Brazil, Canada and Australia, and has entered into exclusive agreements with
(i) Fittipaldi U.S.A., Inc. to provide television broadcasts in Brazil of the CART race events through the 2001 race season, (ii) Molstar for the distribution of television broadcasts in Canada through the 2002 race season, and (iii) Gold Coast Motor Events for the distribution of television broadcasts in Australia through the 2000 race season. None of these agreements represent a material amount of revenue to the Company.



     In August 1997, the Company introduced "Inside CART," a weekly magazine-type show aired on the Fox Sport Network. During 1997, the Company produced 14 episodes of "Inside CART," and in 1998, the Company intends to produce 28 episodes of "Inside CART." The Company intends to expand this show in future years and will explore additional media opportunities. Television programming that is in addition to race coverage is an important element in the Company's strategy to increase brand awareness and educate its fans although the show has not provided the Company with significant revenue or viewership.


CART LICENSED PRODUCTS


     As a part of the Company's initiative to increase CART's brand awareness and increase licensing opportunities, the Company formed CART Licensed Products, a Georgia limited partnership, in 1996. The Company has a 55% interest in CART Licensed Products. The remaining 45% interest is owned by Top Gear, Inc., a company owned by Mr. Robert E. Hollander, president of CART Licensed Products. The Company has no present intention to acquire the minority interest of CART Licensed Products. The primary purpose of CART Licensed Products is to provide "one stop shopping" for potential licensees for the servicemarks and trademarks of CART, the race teams, drivers and tracks. This integrated structure allows licensees and retailers to work with a single licensing entity rather than negotiating in the fragmented licensing environment found in other sports.


     CART Licensed Products pays approximately 60% of the royalties it receives to the owners of the licensed property (including CART). The Company is paid a royalty for the sale of products which bear the CART name or logo. Drivers, team owners and track promoters are similarly paid royalties for products bearing their names, likeness or other property. The remaining 40% of revenues is used to fund the operations of CART Licensed Products. CART will be attributed with 55% of the net income (or loss) of CART Licensed Products related to its ownership interest in the entity.

     CART Licensed Products has executed long-term licensing agreements with such major companies as Microsoft, Sony, Mattel, Antigua, Warner Brothers, Sierra Online and Racing Champions, in addition to other licensing contracts. The Company believes that none of the licensing agreements are material to the Company's results of operations.


COMPETITION

     The Company's racing events compete not only with other sports and recreational events scheduled on the same dates, but also with racing events sanctioned by various other racing bodies such as the FIA, NASCAR, the IRL, USAC, NHRA, SCCA, PSCR, ARCA and others. Racing events sanctioned by other organizations often are held on the same dates as CART events, at separate tracks, and compete for attendance as well as television viewership. In addition, CART competes with other racing bodies to sanction racing events at various motorsports facilities. The quality of the competition, caliber of the events, drivers and team owners participating in CART, and speed of the CART cars distinguish CART events from the racing events staged by other racing bodies. CART receives numerous requests to sanction racing events at venues throughout the world. However, there can be no assurance that the Company will maintain or improve its position in light of such competition.

EMPLOYEES


     As of December 31, 1997, the Company had 48 full-time employees and a roster of approximately 101 people who serve as race officials and 204 volunteers for CART events. None of the Company's employees are represented by a labor union. Management believes that the Company enjoys a good relationship with its employees.


LEGAL PROCEEDINGS

     The Company is a party to routine litigation incidental to its business. Management does not believe that the resolution of any or all of such litigation is likely to have a material adverse effect on the Company's financial condition.

     Racing events can be dangerous to participants and spectators. CART requires all race participants (excluding the general public) to execute a general release and waiver of liability prior to participating in racing events sanctioned by CART and requires each track promoter to indemnify CART against any liability for personal injuries sustained at such promoter's racing event. In addition, CART requires each track promoter to carry a minimum of $10.0 million in liability insurance, with CART as a named insured, and CART maintains a $15.0 million umbrella insurance policy. Nevertheless, there can be no assurance that the release and waivers will be fully enforced in a court of law, that the promoter will have sufficient assets to satisfy any indemnification requirement, or that such insurance will be adequate or available at all times at reasonable premiums and in all circumstances.

PATENTS AND TRADEMARKS

     The Company has various registered and common law trademark rights to "CART" and related logos. The Company has licenses from various drivers, teams, tracks and industry sponsors to use names and logos for merchandising programs and product sales. Management's policy is to vigorously protect its intellectual property rights to maintain its proprietary value in merchandise and promotional sales.

                                   MANAGEMENT

     Set forth below is the name, age as of the date of this Prospectus, and position of each of the directors, executive officers and other significant employees of the Company and CART as they will exist at the closing of the Offering. Each director is elected by the stockholders to serve a one-year term. The Company intends to add two additional outside directors as soon as possible after the Offering.

               NAME               AGE                                POSITION
-------------------------------------      -------------------------------------------------------------
Andrew Craig...................... 48      President, Chief Executive Officer, Chairman of the Board and
                                             Director of the Company
Randy K. Dzierzawski.............. 34      Executive Vice President and Chief Financial Officer of the
                                           Company
Carl L. Cohen..................... 37      Executive Vice President of Marketing of CART
Robert E. Hollander............... 50      President of CART Licensed Products
J. Kirk Russell................... 53      Vice President of Competition of CART
Dennis Swan....................... 50      Vice President of Logistics of CART
Keith Allo........................ 31      Vice President of Television of CART
Rena Shanaman..................... 45      Vice President of Promoter Relations of CART
Ron Richards...................... 45      Vice President of Communications of CART
Wally Dallenbach.................. 60      Chief Steward of CART
Michael J. Mills.................. 46      Secretary and General Counsel of the Company
Gerald R. Forsythe(1)............. 57      Director of the Company
Chip Ganassi...................... 39      Director of the Company
Carl A. Haas(1)................... 68      Director of the Company
Bruce R. McCaw(2)................. 51      Director of the Company
U.E. Patrick(1)................... 68      Director of the Company
Robert W. Rahal................... 44      Director of the Company
Derrick Walker(1)................. 52      Director of the Company

---------------

(1) Member of the Compensation Committee


(2) Member of the Audit Committee. Both of the outside directors to be added by the Company will be appointed to the Audit Committee.


     Messrs. Craig, Dzierzawski, Cohen and Hollander have entered into employment agreements with the Company or CART pursuant to which they hold their current positions. See "-- Employment Agreements." The other officers of the Company and CART are elected by the Board of Directors to serve one year terms.

     Set forth below is a brief description of the background of each of the directors, executive officers and significant employees of the Company and CART:


     Andrew Craig was first elected President, Chief Executive Officer and Chairman of the Board of the Company in December 1997 and has served as the President and Chief Executive Officer of CART since January 1994. He has served as a director of the Company since December 1997. From 1983 to 1994, Mr. Craig was employed by ISL Marketing, AG, an international sports marketing firm located in Switzerland. For the four years prior to his employment with CART, Mr. Craig served as deputy chief executive officer and executive vice president of ISL Marketing, AG.



     Randy K. Dzierzawski was first elected Executive Vice President and Chief Financial Officer of the Company in December 1997 and has served as Executive Vice President and Chief Financial Officer of CART since October 1996. From December 1990 until his appointment as Executive Vice President of CART in 1996, Mr. Dzierzawski served in various positions with CART, including Director of Administration, Treasurer, Vice President and Senior Vice President. From 1988 to 1990, Mr. Dzierzawski served as a Senior Analyst in the Financial and Reporting Division of General

Motors Corporation and as the president of his own financial consulting company. Prior to 1988, Mr. Dzierzawski, a certified public accountant, was employed by Arthur Andersen and Company as a Senior Tax Consultant.


     Carl L. Cohen was first named Executive Vice President of Series Marketing for CART in May 1997. From 1995 to 1997, Mr. Cohen was the director of marketing for Ryder System. Prior to his position with Ryder System, Mr. Cohen served as brand director of Philip Morris Companies. He has also held marketing positions with Airwick Industries and Colgate-Palmolive.


     Robert E. Hollander was first named President and Chief Executive Officer of CART Licensed Products in 1997. From 1992 to 1996, Mr. Hollander was the leader of the worldwide licensing and merchandising effort for the 1996 Summer Olympic Games held in Atlanta, Georgia. Prior to that, Mr. Hollander worked with various companies, including IBM and Shearson, Lehman Brothers, in the area of licensing and marketing consumer products.



     J. Kirk Russell was first named Vice President of Competition of CART in November 1996 after serving as Vice President of Operations of CART for two years. Mr. Russell joined CART on a full-time basis in 1980 as director of operations and technical director. In 1986, Mr. Russell received the Championship Drivers Association's highest honor, the "Carl Horton Safety Award." In addition, Mr. Russell has served on the Board of Directors of the Automobile Competition Committee of the United States since 1988.



     Dennis Swan was first named Vice President of Logistics of CART in November 1994. Prior to joining CART, Mr. Swan spent two years as test team manager for the Honda engine program at Rahal-Hogan Racing. From 1989 to 1992, Mr. Swan served as test team manager and then team manager for Truesports. Mr. Swan has been involved in racing since 1964, and has worked with drivers such as Al Unser, Jr., Danny Sullivan and Raul Boesel.


     Keith Allo was first named Vice President of Television for CART in June 1997. Prior to his employment with CART, Mr. Allo was an executive for PASS Sports beginning in 1994. While with PASS Sports, Mr. Allo served as executive producer of programming for the Detroit Redwings, Pistons, Tigers and Lions, and the University of Michigan and Michigan State University. From 1988 to 1993, Mr. Allo worked as producer and director for SportsChannel Florida and the University of Florida Athletic Association, as well as producing programs for Jefferson Pilot Teleproductions and Host Creative.

     Rena Shanaman was first named Vice President of Promoter Relations for CART in July 1997 after serving as the General Manager of CART's inaugural U.S. 500 on a contractual basis. Ms. Shanaman has been involved in motorsports for more than 16 years, including the Detroit Grand Prix, Molson Indy Vancouver and the Arrivederci, Mario tour for racing legend Mario Andretti.

     Ron Richards was first named Vice President of Communications of CART in November 1996. From 1989 to 1996, Mr. Richards worked for Miller Brewing Company in several positions including manager and director of employee communications, including the management of all sports marketing public relations. From 1982 to 1984 and from 1987 to 1989, Mr. Richard worked with the Sports Car Club of America as both director of marketing and public relations manager. During this time, he also served as the motorsports public relations manager for Coors-sponsored racing programs.

     Wally Dallenbach was first appointed Chief Steward of CART in 1981. Mr. Dallenbach joined CART as Competition Director in 1979 after retiring as a driver. Mr. Dallenbach's distinguished racing career spanned fourteen years and included five wins. He was a fixture at the Indianapolis 500, starting thirteen times. In 1995, Mr. Dallenbach received the Championship Drivers Association's highest honor, the "Carl Horton Safety Award."


     Michael J. Mills was appointed general corporate counsel and corporate secretary to CART in 1990. From 1978 to 1989, Mr. Mills served as CART's associate counsel. In addition to his positions with CART, Mr. Mills currently serves in an "of counsel" position with the law firm of Monaghan, LoPrete, McDonald, Yakima & Grenke. From 1989 to 1996, Mr. Mills was the managing partner of Tripp and Mills. Prior to that time, he was a partner with Frasco, Hackett & Mills. Mr. Mills' law practice focuses on corporate and pension law, business and commercial transactions, labor/management relations and general litigation.



     Gerald R. Forsythe was elected a director of the Company in December 1997. Mr. Forsythe currently serves as President of Forsythe Racing, Inc. and a director and President of Player's/Forsythe Racing Team, Ltd. Since 1963, Mr. Forsythe has been employed in various positions with and currently serves as Chairman and Chief Executive Officer of INDECK Power Equipment Company, its subsidiaries and affiliates. INDECK Power Equipment Company is North America's largest emergency and back-up steam generating source. The company also designs and fabricates water treatment equipment and rents generator sets, chillers and compressors.


     Chip Ganassi was elected a director of the Company in December 1997. Since 1987, Mr. Ganassi has served as President and owner of Chip Ganassi Racing Teams, Inc. Mr. Ganassi currently holds executive positions with Fox Gulf, a private air transportation company, Premier Marine, a barge towing company; and CCT Liquidating, a liquidating corporation.



     Carl A. Haas was elected a director of the Company in December 1997. Currently, Mr. Haas serves as Chief Executive Officer of Carl A. Haas Auto Imports, a company specializing in the distribution of race cars and parts. Mr. Haas is also the Managing Partner of Newman Haas Racing. He currently serves as President of Carl A. Haas Racing Teams, Ltd. and the Managing Member of Texaco Grand Prix of Houston, LLC. Both Carl A. Haas Racing Teams, Ltd. and Texaco Grand Prix of Houston, LLC are race promotion organizations. In addition, Mr. Haas also holds positions with various companies, including, but not limited to, Carl A. Haas Enterprises, Inc., Team Haas USA Ltd., Road America, SCCA Pro Racing, Inc. and Milwaukee Mile, Inc, all of which are racing related businesses.



     Bruce R. McCaw was elected a director of the Company in December 1997. Mr. McCaw currently serves as the president of RaceSport Management Company, which he founded in 1993, PacWest Racing Group, LLC and PacWest Lights, each of which is involved in various types of auto racing. Mr. McCaw is also involved in various other ventures in the areas of communications, real estate and aviation and holds a variety of positions in entities involved in these businesses.



     U.E. Patrick was elected a director of the Company in December 1997. Mr. Patrick was a founding member of CART in November of 1978 and served as its first President and Chief Executive Officer. Mr. Patrick currently serves as President of Patrick Racing, Patrick Racing International and Patrick Properties. He holds the position of Chairman of the Board for Patrick Exploration, Inc., an oil and gas exploration company; Turbo-Mac Software, a company specializing in software sales; and ARS. In addition, Mr. Patrick serves on the Board of Directors of Marcum Natural Gas Services, Inc., a publicly-held oil and gas company.



     Robert W. Rahal was elected a director of the Company in December 1997. Mr. Rahal is the co-owner of Team Rahal, Inc. He has an accomplished career as a CART competitor, winning the PPG CART World Series title three times in his 15-year CART career. Additionally, Mr. Rahal won the Indianapolis 500 in 1986. Mr. Rahal is the only driver in the CART Championship who is also a team owner.



     Derrick Walker was elected a director of the Company in December 1997. Mr. Walker is currently the President and owner of Derrick Walker Racing, Inc. In 1988, he joined Al Holbert's Porsche Indy car project and assumed control of the program upon the death of Al Holbert. From 1980 to 1988, he was responsible for Penske Racing, Inc.'s Indy car program.


COMMITTEES


     The Board of Directors of the Company has established an Audit Committee and a Compensation Committee. The Audit Committee is charged with recommending to the Board of Directors the appointment of the Company's independent auditors, reviewing the compensation of such auditors and reviewing with such accountants the plans for the result and scope of their auditing engagement. The Compensation Committee reviews the performance and compensation of directors, executive officers and key employees and makes recommendations to the Board of Directors with respect thereto. It also administers the Company's Stock Option Plan. See "-- Stock Option Plans."


LIMITED LIABILITY AND INDEMNIFICATION OF DIRECTORS

     The Company's Certificate of Incorporation provides that the liability of the directors for monetary damages shall be limited to the fullest extent permissible under Delaware law, except in the case of: (i) a breach of the director's duty of loyalty to the Company or its stockholders, (ii) an act or omission not in good faith or which involves intentional misconduct or a knowing violation of law, (iii) the unlawful payment of dividends or unlawful stock purchases or redemptions, or (iv) a transaction from which a director derived an improper personal benefit.

     The Company's Bylaws indemnify its directors and officers to the fullest extent possible under Delaware law, except as otherwise provided in the Certificate of Incorporation. These indemnification provisions require the Company to indemnify such persons against certain liabilities and expenses to which they may become subject by reason of their service as a director or officer of the Company. The provisions also set forth certain procedures, including the advancement of expenses, that apply in the event of a claim for indemnification. The Company intends to enter into indemnification agreements with each of the directors of the Company, pursuant to which the Company will indemnify each such director to the fullest extent permitted by law, except as otherwise provided in the Certificate of Incorporation. The Company also intends to obtain insurance to protect its officers and directors from liability.

DIRECTOR COMPENSATION


     Members of the Board of Directors who are not Company officers and who are not team owners participating in CART events will receive options to purchase 10,000 shares of Common Stock when first elected and options to purchase 5,000 shares of Common Stock upon each re-election. See "-- Stock Option
Plans -- Director Option Plan." In addition, independent directors will be paid a per meeting fee of $1,000 and $250 for each telephonic meeting. The Company will also reimburse all directors for their expenses incurred in connection with their activities as directors of the Company. Directors who are also employees of the Company or who otherwise participate as a team owner in CART events receive no compensation for serving on the Board of Directors.


EXECUTIVE COMPENSATION


     Set forth below is information regarding all forms of compensation paid or payable by the Company to the Chief Executive Officer and the four most highly compensated executive officers whose annual salary and bonus exceeded $100,000 in 1997 (the "Named Officers"):


                              ANNUAL COMPENSATION
                           SUMMARY COMPENSATION TABLE


                 NAME AND                                                       OTHER ANNUAL        ALL OTHER
           PRINCIPAL POSITIONS              YEAR      SALARY       BONUS       COMPENSATION(1)     COMPENSATION
------------------------------------------  ----     --------     --------     ---------------     ------------
Andrew Craig..............................  1997     $439,465     $160,000              --            $5,912(2)
  Chief Executive Officer and President
Randy K. Dzierzawski......................  1997      199,412       35,000              --             2,375(3)
  Executive Vice President
Robert E. Hollander.......................  1997      175,492(4)        --              --                --
  President and Chief Executive Officer of
  CART Licensed Products
Dennis Swan...............................  1997      125,089           --              --             1,963(3)
  Vice President of Logistics
J. Kirk Russell...........................  1997      124,693           --              --             2,375(3)
  Vice President of Competition


---------------

(1) The aggregate amount of perquisite compensation to be reported herein is less than the lesser of $50,000 or 10% of the total of annual salary and bonus reported for the named executive officer. No other annual compensation was paid or payable to the named executive officers in the years indicated.

(2) Includes annual Company contributions of $2,375 to vested and unvested defined contribution plans, and insurance premiums of $3,537 paid by the Company with respect to term life insurance for the benefit of the named executive officer.

(3) Represents annual contributions to vested and unvested defined contribution plans.


(4) Does not include $45,034 paid to Mr. Hollander for consulting services prior to becoming an executive officer.

     Carl L. Cohen, the executive vice president of marketing of CART, was hired in May 1997. Mr. Cohen has entered into an employment agreement with CART which provides for a salary payable to Mr. Cohen in the amount of $185,000 for 1998.


STOCK OPTION PLANS

     In December 1997, the Board of Directors of the Company (the "Board") authorized, and the stockholders of the Company approved, a stock incentive plan for executive and key management employees of the Company and its subsidiaries, including a limited number of outside consultants and advisors, effective as of the completion of the Offering (the "Stock Option Plan"). Under the Stock Option Plan, key employees, outside consultants and advisors (the "Participants") of the Company and its Subsidiaries (as defined in the Stock Option Plan) may receive awards of stock options (both Nonqualified Options and Incentive Options, as defined in the Stock Option Plan). A maximum of 2,000,000 shares of Common Stock will be subject to the Stock Option Plan. The purpose of the Stock Option Plan is to provide key employees (including officers and directors who are also key employees) and key non-employee consultants and advisors of the Company and its Subsidiaries ("employees") with an increased incentive to make significant and extraordinary contributions to the long-term performance and growth of the Company and its Subsidiaries, to join the interests of key employees with the interests of the stockholders of the Company, and to facilitate attracting and retaining key employees of exceptional ability.


     In connection with the Offering, the Company intends to grant options to purchase an aggregate of 1,088,050 shares of Common Stock to employees, of which an aggregate of 600,000; 300,000; 0; 20,000; and 40,000 will be granted to Messrs. Craig, Dzierzawski, Hollander, Swan and Russell, respectively, at the initial public offering price.


     Administration. The Stock Option Plan is administered by the Compensation Committee of the Board of Directors of the Company (the "Committee"), or such other committee as may be specified by the Board of Directors to perform the functions and duties of the Committee under the Stock Option Plan. Subject to the provisions of the Stock Option Plan, the Committee shall determine, from those eligible to be Participants, the persons to be granted stock options, the amount of stock options granted to each such person, and the terms and conditions of any stock options. Subject to the provisions of the Stock Option Plan, the Committee is authorized to interpret the Stock Option Plan, to make, amend and rescind rules and regulations relating to the Stock Option Plan and to make all other determinations necessary or advisable for the Stock Options Plan's administration.

     Participants. The Participants in the Stock Option Plan are those key employees, consultants and advisors of the Company or any Subsidiary who in the judgment of the Committee are or will become responsible for the direction and financial success of the Company or any Subsidiary. Key employees include officers and directors who are also key employees of the Company or any Subsidiary.

     Shares Subject to Plan. The maximum number of shares with respect to which stock options may be granted under the Stock Option Plan is 2,000,000 shares of Common Stock. Shares covered by expired or terminated stock options will again become available for grant under the Stock Option Plan. The number of shares subject to each outstanding stock option, the option price with respect to outstanding stock options, and the aggregate number of shares remaining available under the Stock Option Plan will be subject to such adjustment as the Committee, in its discretion, deems appropriate to reflect such events as stock dividends, stock splits, recapitalizations, mergers, consolidations or reorganizations of or by the Company.

     Stock Options. Subject to the terms of the Stock Option Plan, the Committee may grant to Participants either Incentive Options meeting the definition of an incentive stock option under Section 422 of the Code or Nonqualified Options not meeting such definition, or any combination thereof. The exercise price for an Incentive Option may not be less than 100% of the fair market value of the stock on the date of grant; however, the exercise price for an Incentive Option granted to an employee who owns more than 10% of the voting stock of the Company or any subsidiary may not be less than 110% of the fair market value of the stock on the date of grant. The exercise price for a Nonqualified Option may not be less than 100% of the fair market value of the stock on the date of grant.


     The exercise period for stock options will be determined by the Committee, but no stock option may be exercisable after 10 years from the date of grant, subject to certain conditions and limitations.

     Stock options are not transferable by a Participant other than by will or by the laws of descent and distribution, and stock options are exercisable, during the lifetime of the Participant, only by the Participant.


     If the employment or consultancy of a Participant by the Company or a Subsidiary terminates, the committee may, in its discretion, permit the exercise of stock options granted to such Participant (i) for a period not to exceed three months following termination of employment with respect to Incentive Options if termination is not due to death or permanent disability of the Participant, (ii) for a period not to exceed one year following termination of employment with respect to Incentive Options if termination is due to the death or permanent disability of the Participant, and (iii) for a period not to extend beyond the expiration date with respect to Nonqualified Options.


     Termination, Duration and Amendments Of Plan. The Stock Option Plan may be abandoned or terminated at any time by the Board of Directors. Unless sooner terminated, the Stock Option Plan will terminate on the date ten years after its adoption by the Board of Directors. The termination of the Stock Option Plan will not affect the validity of any stock option outstanding on the date of termination.

     For the purpose of conforming to any changes in applicable law or governmental regulation, or for any other lawful purpose, the Board of Directors will have the right, with or without approval of the stockholders of the Company, to amend or revise the terms of the Stock Option Plan at any time; however, no such amendment or revision will (i) without approval or ratification of the stockholders (A) increase the maximum number of shares in the aggregate which are subject to the Stock Option Plan (other than anti-dilution adjustments), (B) increase the maximum number of shares for which any Participant may be granted stock options under the Stock Option Plan (other than anti-dilution adjustments), (C) change the class of persons eligible to be Participants under the Stock Option Plan, or (ii) without the consent of the holder thereof, change the stock option price (other than anti-dilution adjustments) or alter or impair any stock option which has been previously granted or awarded under the Stock Option Plan.

     Federal Income Tax Consequences. The rules governing the tax treatment of stock options, stock appreciation rights, and shares acquired upon the exercise of stock options are technical. Therefore, the description of federal income tax consequences set forth below is necessarily general in nature and does not purport to be complete. Moreover, statutory provisions are subject to change, as are their interpretations, and their application may vary in individual circumstances. Finally, the tax consequences under applicable state and local income tax laws may not be the same as under the federal income tax laws.

     Incentive Options. Incentive Options granted pursuant to the Plan are intended to qualify as "Incentive Options" within the meaning of Section 422 of the Code. If the Participant makes no disposition of the shares acquired pursuant to exercise of an Incentive Option within one year after the transfer of shares to such Participant and within two years from grant of the option, such Participant will realize no taxable income as a result of the grant or exercise of such option, and any gain or loss that is subsequently realized may be treated as long-term capital gain or loss, as the case may be. Under these circumstances, the Company will not be entitled to a deduction for federal income tax purposes with respect to either the issuance of such Incentive Options or the transfer of shares upon their exercise. However, the exercise of an Incentive Option is an item of tax preference and a Participant may have alternative minimum tax liability.

     If shares acquired upon exercise of Incentive Options are disposed of prior to the expiration of the above time periods, the Participant will recognize ordinary income in the year in which the disqualifying disposition occurs, the amount of which will generally be the lesser of (i) the excess of the market value of the shares on the date of exercise over the option price, or (ii) the gain recognized on such disposition. Such amount will ordinarily be deductible by the Company for federal income tax purposes in the same year, provided that the amount constitutes reasonable compensation. In addition, the excess, if any, of the amount realized on a disqualifying disposition over the market value of the shares on the date of exercise will be treated as capital gain.

     Nonqualified Options. A Participant who acquires shares by exercise of a Nonqualified Option generally realizes as taxable ordinary income, at the time of exercise, the difference between the exercise price and the fair market value of the shares on the date of exercise. Such amount will ordinarily be deductible by the Company in the same year, provided that the amount constitutes reasonable compensation. Subsequent appreciation or decline in the value of the shares on the sale or other disposition of the shares will generally be treated as capital gain or loss.

     Withholding Payments. If, upon exercise of a Nonqualified Option or upon a disqualifying disposition of shares acquired upon exercise of an Incentive Option, the Company or any Subsidiary must pay amounts for income tax withholding, then in the Committee's sole discretion, either the Company will appropriately reduce the amount of stock or cash to be delivered or paid to the Participant or the Participant must pay such amount to the Company to reimburse the Company for such payment. The Committee may permit a Participant to satisfy such withholding obligations by electing to reduce the number of shares of Common Stock delivered or deliverable to the Participant upon exercise of a stock option or by electing to tender an appropriate number of shares of Common Stock back to the Company subsequent to exercise of a stock option (with such restrictions as the Committee may adopt).

     Limitation on Compensation Deduction. Publicly-held corporations are precluded from deducting compensation paid to certain of its executive officers in excess of $1.0 million. The employees covered by the $1.0 million limitation on deductibility of compensation include the chief executive officer and those employees whose annual compensation is required to be reported to the Securities and Exchange Commission because the employee is one of the company's four highest compensated employees for the taxable year (other than the chief executive officer). The grant of stock options generally are included in an employees compensation for purposes of the $1.0 million limitation on deductibility of compensation.

     There is an exception to the $1.0 million deduction limitation for compensation (including the grant of stock options paid pursuant to a qualified performance-based compensation plan.) Compensation attributable to stock options is deemed to satisfy the qualified performance-based compensation exception if the grant is made by a compensation committee comprised of outside directors; the plan under which the option is granted states the maximum number of shares with respect to which options may be granted during a specified period to any employee; and, under the terms of the option, the amount of compensation the employee could receive is based solely on an increase in the value of the stock after the date of the grant.

     If the amount of compensation a covered employee will receive under the grant is not based solely on an increase of the value of the stock after the date of the grant (e.g., an option that is granted with an exercise price that is less than the fair market value as of the date of the grant), none of the compensation attributable to the grant is qualified performance-based compensation unless the grant is made on account of the attainment of a performance goal that has been previously established and approved by the stockholders of the Company.

     The grant of stock options to a Participant under the Stock Option Plan to purchase the Company's stock at fair market value determined on the date of the grant will, if granted at fair market value, be deemed to satisfy the requirements of the performance-based compensation exception and the $1.0 million deduction limitation will not otherwise limit the deductibility of the compensation paid to covered employees by the Company. However, the grant of a stock option with an exercise price less than the fair market value of the stock on the date of grant will be included in a covered employee's compensation in determining the $1.0 million deductibility limit.


     Accounting Treatment. Generally, under current accounting rules neither the grant nor the exercise of an Incentive Option or a Nonqualified Option granted to employees at an exercise price equal to the fair market value of the shares on the date of grant requires any charge against earnings. The Company will follow the provisions of Statement of Financial Accounting Standards (SFAS) No. 123, Accounting for Stock-Based Compensation, which provide for the disclosure of the pro forma impact of the issuance of options to employees on net income and earnings per share in the footnotes to the Company's financial statements. Accordingly, management currently believes that there will be no material impact on earnings of the Company as a result of applying SFAS 123.



     Director Option Plan. The Director Option Plan permits the granting of non-qualified stock options ("Director NQSOs") for up to 100,000 shares of Common Stock to directors of the Company who are neither employees of the Company nor affiliates of a race team which participates in CART race events (an "Independent Director"). Each person who is first elected or appointed to serve as an Independent Director of the Company is automatically granted an option to purchase 10,000 shares of Common Stock. In addition, each individual who is re-elected as an Independent Director is automatically granted an option to purchase 5,000 shares of Common Stock each year on the date of the annual meeting of stockholders. Each of the options automatically granted upon election, appointment or re-election as an Independent Director (the "Fixed Options") are exercisable at a price at least equal to the fair market value of the Common Stock on the date of grant. In addition to the Fixed Options, each Independent Director may elect to receive stock options in lieu of any director's fees payable to such individuals.

     All Directors NQSOs are immediately exercisable upon grant. The exercise price for all such options may be paid in cash, shares of Common Stock or other property. If an independent Director dies or becomes ineligible to participate in the Director Option Plan due to disability, his Director NQSOs expire on the first anniversary of such event. If an Independent Director retires with the consent of the Company, his Director NQSOs expire 90 days after his retirement. In no event may a Director NQSO be exercised more than 10 years from the date of grant.

EMPLOYMENT AGREEMENTS


     Andrew Craig, Randy K. Dzierzawski, Carl L. Cohen and Robert E. Hollander currently have employment agreements with the Company. Pursuant to the terms of the agreements, Messrs. Craig and Dzierzawski have agreed to serve as full-time employees of the Company until December 2000. Mr. Cohen has agreed to serve as a full-time employee of CART until May 1999, and Mr. Hollander has agreed to serve as a full-time employee of CART Licensed products until September 2001.



     In the event there is a change in control in the Company, the Company will pay Messrs. Craig and Dzierzawski, upon termination for any reason, a lump sum equal to a multiple of their respective base salaries in effect at termination. Neither Mr. Cohen nor Mr. Hollander have change of control provisions in their employment agreements. If the change of control provisions were applied at the present time, Messrs. Craig and Dzierzawski would receive $1.5 million and $450,000, respectively.


COMPENSATION COMMITTEE INTERLOCKS AND INSIDER PARTICIPATION


     Prior to the Reorganization in December 1997, all matters concerning executive officer compensation were determined by the Compensation Committee of CART. No executive officer of the Company was a director of CART during 1994, 1995, 1996 or 1997. In connection with the Reorganization, the Board of Directors has established a Compensation Committee to deliberate upon matters concerning executive compensation, the issuance of options under the Stock Option Plan and other benefits payable to the Company's executive officers. The members of the Compensation Committee are Messrs. Haas, Patrick, Forsythe and Walker.


                 CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS


     CART has entered into, and the Company will continue to enter into, transactions with entities that are affiliated with the Company's stockholders and directors and with affiliates of its race teams (the "Race Teams"). Race Teams that participate in the CART Championship and are franchise members have received certain payments and reimbursements from CART. In addition, Race Teams receive purse distributions on a per race basis and from the year end point fund which amounts have been paid based solely upon their performance in specific races.


     Penske Motorsports, Inc. ("PMI"), a public company controlled indirectly by Roger S. Penske, a Race Team owner, has entered into Promoter Agreements with CART with respect to PMI's race tracks in Brooklyn, Michigan, Nazareth, Pennsylvania, and Fontana, California. Pursuant to the terms thereof, and subject to such agreement's extension or renewal, a CART Championship race will be held at the Brooklyn and Nazareth facilities through 1998, and at the Fontana facilities in each year through 1999. The sanction fees payable to CART pursuant to these agreements vary from year to year and track to track and are similar to sanction fees paid by independent third parties. Pursuant to existing Promoter Agreements, PMI has paid or will pay sanction fees to CART in the aggregate amount of $3.4 million, $3.7 million and $1.1 million in 1997, 1998 and 1999, respectively. In 1997, PMI also acquired a 40% interest in the race track at Homestead, Florida. Pursuant to the Promoter Agreement for Homestead, CART will sanction a race through 2000 and will be paid a sanction fee in the amount of $1.3 million, $1.37 million and $1.43 million in 1998, 1999 and 2000, respectively. See "Business -- Racing Events and Sanction Fees."

     In May 1996, CART leased PMI's Michigan facility, the Michigan International Speedway, at which CART organized, promoted and staged the U.S.
500. CART paid PMI a total lease payment of $1.2 million.

     Carl A. Haas, a director of the Company and a Race Team owner, is a principal owner of Carl Haas Racing Teams, Ltd. and Texaco Houston Grand Prix L.L.C., each of which have entered into Promoter Agreements with respect to CART Championship races at the Wisconsin State Park Speedway in West Allis, Wisconsin and at a temporary road course to be constructed in Houston, Texas. Pursuant to the terms thereof, a CART Championship race will be held in West Allis through 1998, and in Houston through 2003. The sanction fees payable to CART under these agreements are similar to those paid by independent race promoters. Pursuant to existing Promoter Agreements, entities affiliated with Mr. Haas have paid or will pay sanction fees to CART in the aggregate amount of $792,200, $2.0 million, $1.4 million, $1.9 million, $2.4 million, $2.7 million and $2.7 million in 1997, 1998, 1999, 2000, 2001, 2002 and 2003, respectively. See
"Business -- Racing Events and Sanction Fees."


     Gerald Forsythe, a director of the Company and a Race Team owner, is a principal of North American Touring Car Championship, L.L.C. ("NATCC"). In 1997, NATCC entered into an agreement with CART which provided that CART would sanction the NATCC racing series held in conjunction with certain CART Championship races for a fee of $200,000. The term of the agreement commenced in the 1997 season. At the end of the 1997 racing season, NATCC decided to terminate its racing activities and subsequently the agreement between NATCC and CART was terminated by mutual agreement.


     ARS, the organizer of the Indy Lights Championship, is controlled indirectly by U.E. Patrick, a director of the Company and a Race Team owner. ARS has entered into an agreement with CART that provides that ARS will be the "Official Development Series of the CART Championship", that its racing activities will be sanctioned by CART and for the sharing of sanction fees, television revenues and costs. In connection with this agreement, CART has paid ARS $269,625, $120,406 and $593,693 for the fiscal year ended December 31, 1995, 1996 and 1997, respectively. In addition, the Company has entered into a binding letter of intent to purchase all of the stock of ARS and certain assets of BP for a total purchase price of $10.0 million and the grant of 100,000 options to purchase Common Stock at the initial public offering price. At the time of the Offering, the shareholders of ARS and BP will be granted the right to purchase 67,000 of the shares being sold in the Offering at the initial public offering price. Mr. Patrick did not participate in or vote upon the approval of the Indy Lights Acquisition.


     Mr. Michael J. Mills, secretary of the Company, is a principal in a law firm which received fees for legal services from the Company in the amount of $111,540, $128,660 and $133,200 during 1995, 1996 and 1997, respectively.


     Each of the current directors is affiliated with entities engaged in various levels of business activity with CART, however, the Company intends to add two independent directors as soon as possible after the Offering. These and other transactions of the Company with officers, directors, employees, principal stockholders or affiliates have been or will be (i) made in the ordinary course of business, (ii) on substantially the same terms as those prevailing at the time for comparable transactions with unrelated persons, and (iii) such that did not or do not involve more than normal levels of risk or present other unfavorable features. In order to avoid conflicts of interest, directors of the Company who are affiliated with an entity that is entering into a transaction with the Company will not vote on any matter related to such transaction, and may, in certain circumstances, refrain from participating in any discussions related to such transaction.

                       PRINCIPAL AND SELLING STOCKHOLDERS


     The following table sets forth information, as of January 31, 1998, with respect to the beneficial ownership of the Common Stock by (i) each director,
(ii) each of the Named Officers, (iii) all directors and executive officers as a group, (iv) each person or entity known by the Company to be the beneficial owner of more than five percent of the outstanding shares of Common Stock, and
(v) each of the Selling Stockholders.



                                                   SHARES BENEFICIALLY          NUMBER OF           SHARES BENEFICIALLY
                                                          OWNED                  SHARES                    OWNED
          NAME OF BENEFICIAL OWNER(1)               PRIOR TO OFFERING         BEING OFFERED            AFTER OFFERING
------------------------------------------------ -----------------------      -------------      --------------------------
                                                  NUMBER         PERCENT                          NUMBER         PERCENT(2)
                                                 ---------       -------                         ---------       ----------
Gerald Forsythe(3)..............................   400,000          3.9%              --           400,000            2.8%
Chip Ganassi(4).................................   800,000          7.8           80,000           720,000            5.0
Carl A. Haas(5).................................   800,000          7.8               --           800,000            5.5
Bruce R. McCaw(6)...............................   800,000          7.8               --           800,000            5.5
U.E. Patrick(7).................................   800,000          7.8               --           800,000            5.5
Robert W. Rahal(8)..............................   800,000          7.8               --           800,000            5.5
Derrick Walker(9)...............................   400,000          3.9           40,000           360,000            2.5
Andrew Craig(10)................................        --           --               --                --             --
Randy K. Dzierzawski(10)........................        --           --               --                --             --
Robert E. Hollander(10).........................        --           --               --                --             --
Dennis Swan(10).................................        --           --               --                --             --
J. Kirk Russell(10).............................        --           --               --                --             --
All executive officers and directors as a group
  (12) persons)................................. 4,800,000         47.1          120,000         4,680,000           32.2

All American Racers, Inc........................   466,666          4.6           46,666           360,000            2.5
Arciero-Wells Racing, Ltd., LLC.................   400,000          3.9           40,000           360,000            2.5
Arciero-Wells Racing II, Ltd., LLC..............    66,666            *               --            66,666              *
Bettenhausen Motorsports, Inc. .................   400,000          3.9               --           400,000            2.8
Dale Coyne Racing(11)...........................   800,000          7.8           80,000           720,000            5.0
Davis Racing, Inc. .............................   400,000          3.9               --           400,000            2.8
Della Penna Motorsports, Inc. ..................   400,000          3.9               --           400,000            2.8
Hogan Racing, L.L.C. ...........................   400,000          3.9               --           400,000            2.8
Penske Racing, Inc.(12).........................   800,000          7.8               --           800,000            5.5
Project Indy....................................    66,666            *               --            66,666              *
Tasman Motorsports Group(13)....................   800,000          7.8               --           800,000            5.5
Team Green, Inc.................................   400,000          3.9           40,000           360,000            2.5


---------------

  * Less than 1%.



 (1) Unless otherwise noted, each beneficial owner has sole voting and dispositive power with respect to the shares.



 (2) Assumes no exercise of the overallotment option for 699,000 shares granted to the Underwriters by the Company.



 (3) The shares are held of record by Forsythe Racing, Inc.



 (4) The shares are held of record by Chip Ganassi Racing Teams, Inc. The address for Chip Ganassi Racing Teams, Inc. and Mr. Ganassi is 3821 Industrial Boulevard, Indianapolis, Indiana 46254. Mr. Ganassi is a director of the Company.



 (5) The shares are held of record by Newman/Haas Racing. The address for Newman/Haas Racing and Mr. Haas is 500 Tower Parkway, Lincolnshire, Illinois 60069.



 (6) The shares are held of record by PacWest Racing Group. The address for PacWest Racing Group and Mr. McCaw is 4601 Methanol Lane, Indianapolis, Indiana 46268.



 (7) The shares are held of record by Patrick Racing, Inc. The address for Patrick Racing, Inc. and Mr. Patrick is 8431 Georgetown Road, Indianapolis, Indiana 46268.

 (8) The shares are held of record by Team Rahal, Inc. The address for Team Rahal, Inc. and Mr. Rahal is 4601 Lyman Drive, Hilliard, Ohio 43026.



 (9) The shares are held of record by Derrick Walker Racing, Inc. Mr. Walker is a director of the Company.



(10) In connection with the Offering Messrs. Craig, Dzierzawski, Hollander, Swan and Russell will be granted options to purchase 600,000, 300,000, 0, 20,000, and 40,000, shares, respectively. The exercise price of such options will be equal to the initial public offering price and 33 1/3% of such options will vest on each anniversary of their grant.



(11) The address for Dale Coyne Racing is 13400 Budler Road, Plainfield, Illinois 60544.



(12) The address for Penske Racing, Inc. is 366 Penske Plaza, Reading, Pennsylvania 19603.



(13) The address for Tasman Motorsports Group is 4192 Weaver Court, Hilliard, Ohio 43026.

                          DESCRIPTION OF CAPITAL STOCK


     The authorized capital stock of the Company consists of 50,000,000 shares of Common Stock, par value $.01 per share, and 5,000,000 shares of Preferred Stock, par value $.01 per share. On January 31, 1998, a total of 10,200,000 shares of Common Stock were issued and outstanding and such shares were held by 19 stockholders. No shares of Preferred Stock were outstanding. Upon completion of the Offering, there will be 14,533,334 shares of Common Stock (15,232,334 shares if the Underwriters' over-allotment option is exercised in full) and no shares of Preferred Stock issued and outstanding.


     The following summary description of the Company's capital stock does not purport to be complete and is qualified in its entirety by this reference to the Company's Certificate of Incorporation and By-laws, copies of which have been filed as exhibits to the Registration Statement of which this Prospectus is a part.

COMMON STOCK

     All outstanding shares of Common Stock are, and the shares offered hereby will be, duly authorized, validly issued, fully paid and nonassessable. Holders of Common Stock are entitled to receive dividends, when and if declared by the Board of Directors, out of funds legally available therefor and, subject to the prior rights of holders of any Preferred Stock then outstanding, to share ratably in the net assets of the Company upon liquidation. The payment by the Company of dividends, if any, rests with the Board of Directors and will depend upon the Company's results of operation, financial condition and capital expenditure plans, as well as other factors considered relevant by the Board of Directors. Holders of Common Stock do not have preemptive or other rights to subscribe for additional shares, nor are there any redemption or sinking fund provisions associated with the Common Stock.

     Holders of Common Stock are entitled to one vote per share on all matters requiring a vote of stockholders. Since the Common Stock does not have cumulative voting rights in electing directors, the holders of more than a majority of the outstanding shares of Common Stock voting for the election of directors can elect all of the directors whose terms expire that year, if they choose to do so.

PREFERRED STOCK

     Under the Company's Certificate of Incorporation ("Certificate"), the Board of Directors has the power, without further action by the holders of the Common Stock, to designate the relative rights and preferences of the Preferred Stock, when and if issued. The Board of Directors are authorized to issue up to 5,000,000 shares of Preferred Stock in one or more series. The rights and preferences could include preferences as to liquidation, redemption and conversion rights, voting rights, dividends or other preferences, any of which may be dilutive to the interests of the holders of Common Stock. The issuance of Preferred Stock may have the effect of delaying or preventing a change in control of the Company and may have an adverse effect on the rights of the holders of Common Stock.

     The issuance of any series of Preferred Stock, and the relative powers, preferences, rights, qualifications, limitations and restrictions of such series, if and when established, will depend upon, among other things, the future capital needs of the Company, then-existing market conditions and other factors that, in the judgment of the Board of Directors, might warrant the issuance of Preferred Stock. At the date of this Prospectus, there are no plans, agreements or understandings relative to the issuance of any shares of Preferred Stock.

DELAWARE LAW AND CERTAIN CHARTER AND BY-LAW PROVISIONS

     Certain provisions of the General Corporation Law of the State of Delaware (the "DGCL")and of the Company's Certificate of Incorporation and By-laws, summarized in the following paragraphs, may be considered to have an anti-takeover effect and may delay, deter or prevent a tender offer, proxy contest or other takeover attempt that a stockholder might consider to be in such stockholder's best interest, including such an attempt as might result in payment of a premium over the market price for shares held by stockholders.


     Anti-Greenmail. The Certificate of Incorporation prohibits redemption by the Company of any of its securities held by a person holding 5% or more of its securities at a price in excess of the securities' then fair market value unless certain conditions are met, including stockholder approval or a comparable offer to all stockholders.


     Other Voting Requirements. The Certificate of Incorporation requires the approval of 67% of the Company's voting securities for an amendment of certain provisions of the Certificate of Incorporation, unless 2/3 of the Board of Directors first approve the matter. The Certificate of Incorporation also requires either the approval of 67% of the Company's voting securities or a vote of not less than a majority of the Board of Directors to amend the By-Laws.

     Delaware Anti-Takeover Law. The Company, a Delaware corporation, is subject to the provisions of the General Corporation Law of the State of Delaware, including Section 203 thereof. In general, Section 203 prohibits a public Delaware corporation from engaging in a "business combination" with an "interested stockholder" for a period of three years after the date of the transaction in which such person became an interested stockholder unless: (i) prior to such date, the Board of Directors approved either the business combination or the transaction which resulted in the stockholder becoming an interested stockholder; or (ii) upon becoming an interested stockholder, the stockholder then owned at least 85% of the voting stock, as defined in Section 203; or (iii) subsequent to such date, the business combination is approved by both the Board of Directors and by holders of at least 66 2/3% of the corporation's outstanding voting stock, excluding shares owned by the interested stockholder. For these purposes, the term "business combination" includes mergers, asset sales and other similar transactions with an "interested stockholder." An "interested stockholder" is a person who together with affiliates and associates, owns (or, within the prior three years, did own) 15% or more of the corporation's voting stock. Although Section 203 permits a corporation to elect not to be governed by its provisions, to date the Company has not made this election.

     Special Meetings of Stockholders; No Action Without Meeting. The Company's By-laws provide that special meetings of stockholders may be called only by the Chairman, the President or the Board of Directors. The Company's Certificate of Incorporation and By-laws also provide that no action required to be taken or that may be taken at any annual or special meeting of stockholders may be taken without a meeting. Additionally, the power of stockholders to consent in writing, without a meeting, to the taking of any action is specifically denied. These provisions may make it more difficult for stockholders to take action opposed by the Board of Directors.

     Advance Notice Requirements for Stockholder Proposals and Director Nominations. The Company's By-laws provide that stockholders seeking to bring business before an annual or special meeting of stockholders, or to nominate candidates for election as directors at an annual or a special meeting of stockholders, must provide timely notice thereof in writing. To be timely, a stockholder's notice must be delivered to, or mailed and received at, the principal executive office of the Company (i) with respect to business to be considered at the annual meeting of the stockholders of the Company not less than 90 days prior to the anniversary date of the immediately preceding annual meeting of stockholders of the Company, and (ii) with respect to business to be considered at a special meeting of stockholders of the Company not later than the close of business on the 10th day following the day on which notice of the date of the special meeting was mailed to stockholders of the Company, or public disclosure of the date of the special meeting was made, whichever first occurs. These provisions may preclude some stockholders from making nominations for directors at an annual or special meeting or from bringing other matters before the stockholders at a meeting.

RIGHTS AGREEMENT


     The Company and a rights agent will enter into a Rights Agreement which will provide for the distribution of a right to purchase one share of Common Stock to the holder of each share of Common Stock. The holders of rights do not have any voting rights and are not entitled to dividends. Prior to the distribution date (the "Distribution Date"), the rights will be evidenced by certificates representing the shares of Common Stock to which they are attached and may be transferred with, and only with, shares of Common Stock. The Distribution Date will occur, if at all, upon the earlier of (a) the tenth day following a public announcement that a person has acquired or obtained the right to acquire, beneficial ownership of 15% or more of the outstanding shares of Common Stock, or (b) the tenth business day (or such later date as determined by the board of Directors) following the commencement of or the first public announcement of intent of a tender offer or exchange for 15% or more of the outstanding shares of Common Stock (other than by the Company or certain related entities). The rights are not exercisable until the Distribution Date and will expire at the close of business on December 22, 2007, unless earlier redeemed by the Company.


     After the Distribution Date, the rights may either "flip-in" or "flip-over," allowing a stockholder to acquire the common stock or the voting equity securities of the acquiring person, respectively, at a 50% discount. Once any person (other than the Company or certain related entities) becomes a 15% beneficial owner of the outstanding shares of Common Stock, the rights (other than rights beneficially owned by the acquiring person which would become null and void) automatically flip-in, unless the Board of Directors has decided to exchange the rights for shares of Common Stock.

If, after the Distribution Date, the Company consolidates or merges with, or transfers a majority of its assets to, any person, the rights will flip-over.

     The rights may have certain anti-takeover effects. The rights are designed to cause substantial dilution to a person or group that attempts to acquire the Company on terms not approved by the Board of Directors. The rights will not interfere with any merger or other business combination approved by the Board because the rights may be redeemed by the Company at $.01 per right at any time prior to a 15% acquisition. The Rights Agreement may be amended, without limitation prior to the distribution of the Rights, by the Board of Directors without the approval of the holders of the rights.

TRANSFER AGENT


     The transfer agent and registrar of the Common Stock is Norwest Shareowner Services.


                        SHARES ELIGIBLE FOR FUTURE SALE


     Upon completion of the Offering, the Company will have outstanding 14,533,334 shares of Common Stock (15,232,334 shares if the Underwriters' over-allotment option is exercised in full). Of such outstanding shares, the 4,660,000 shares (5,359,000 shares if the over-allotment option is exercised in full) sold in the Offering will be freely transferable after the Offering and may be resold without further registration under the Securities Act. The remaining 9,873,334 shares outstanding are restricted shares and the holders will be entitled to resell them only pursuant to a registration statement under the Securities Act or an applicable exemption from registration thereunder, such as an exemption provided by Rule 144. None of the current stockholders have any registration rights with respect to the outstanding shares of Common Stock. In addition, the Company has reserved an additional 2,000,000 and 100,000 shares of Common Stock for issuance pursuant to the Stock Option Plan and Directors Option Plan, respectively, which shares will be registered under the Securities Act and will be freely transferable upon issuance.



     In general, under Rule 144 as currently in effect, a person (or persons whose shares are aggregated) who has beneficially owned "restricted securities" for at least one year may, under certain circumstances, resell within any three-month period such number of shares as does not exceed the greater of one percent of the then-outstanding shares or the average weekly trading volume during the four calendar weeks prior to such resale. Rule 144 also permits, under certain circumstances, the resale of shares without any quantity limitation by a person who has satisfied a two-year holding period and who is not, and has not been for the preceding three months, an affiliate of the Company. In addition, holding periods of successive non-affiliate owners are aggregated for purposes of determining compliance with these one- and two-year holding period requirements. The availability of shares for sale or actual sales under Rule 144 may have an adverse effect on the market price of the Common Stock. Sales under Rule 144 also could impair the Company's ability to market additional equity securities.



     Upon completion of the Offering, 8,480,000 of the restricted shares will have been held for at least one year and may be resold pursuant to Rule 144 three months after the date of this Prospectus.



     The Company and all of its stockholders, executive officers and directors have each agreed not to offer for sale, sell or otherwise dispose of any shares of Common Stock or other securities convertible into or exchangeable for Common Stock for a period of 180 days after the date of this Prospectus without the prior written consent of the representatives of the Underwriters. In addition, each of the current stockholders have entered into an agreement which restricts the resale of shares of Common Stock for a period of one year from the date of this Prospectus.

                                  UNDERWRITING

     Subject to the terms and conditions set forth in the Underwriting Agreement, the Company and the Selling Stockholders have severally agreed to sell to the underwriters named below (the "Underwriters"), for whom Jefferies & Company, Inc. ("Jefferies") and A.G. Edwards & Sons, Inc. are acting as representatives (the "Representatives"), and the Underwriters have severally agreed to purchase, the number of shares of Common Stock set forth opposite their respective names in the table below at the public offering price less the underwriting discount set forth on the cover page of this Prospectus:


                                                                                         NUMBER OF
                                        UNDERWRITERS                                      SHARES
     ----------------------------------------------------------------------------------  ---------
     Jefferies & Company, Inc..........................................................
     A.G. Edwards & Sons, Inc..........................................................

                                                                                         ---------
               Total...................................................................  4,660,000
                                                                                         =========


     The Underwriting Agreement provides that the obligation of the Underwriters to purchase the shares of Common Stock offered hereby is subject to certain conditions. The Underwriters are committed to purchase all of the shares of Common Stock offered hereby (other than those covered by the over-allotment option described below), if any are purchased.

     The Underwriters propose to offer the Common Stock initially at the public offering price set forth on the cover page of this Prospectus and to certain
dealers at such price less a concession not in excess of $          per share.
The Underwriters may allow, and such dealers may reallow, a discount not in
excess of $          per share to certain other dealers. After the initial
public offering of Common Stock, the public offering price, concession to selected dealers and reallowance to other dealers may be changed by the Representatives.


     The Company has granted the Underwriters an option, exercisable for 30 days from the date of this Prospectus, to purchase up to 699,000 additional shares of Common Stock at the initial public offering price, less the underwriting discount. The Underwriters may exercise this option solely for the purpose of covering over-allotments, if any, made in connection with the shares of Common Stock offered by this Prospectus. To the extent such option is exercised, each Underwriter will become obligated, subject to certain conditions, to purchase additional shares of Common Stock proportionate to such Underwriters' initial commitment as indicated in the preceding table.


     The Company, the Selling Stockholders and the directors and executive officers of the Company have agreed not to offer for sale, sell or otherwise dispose of any shares of Common Stock or options, right or warrants to acquire any

Common Stock, or any securities convertible into or exchangeable for Common Stock, for a period of 180 days from the date of this Prospectus, without the prior written consent of Jefferies.

     The Representatives have informed the Company that they do not expect the Underwriters to confirm sales of shares of Common Stock offered by this Prospectus to any accounts over which they exercise discretionary authority.


     The Company and the Selling Stockholders have agreed to indemnify the Underwriters against certain liabilities that may be incurred in connection with the Offering, including liabilities under the Securities Act, or to contribute to payments the Underwriters may be required to make in respect thereof.



     In order to facilitate the Offering of the Common Stock, the Underwriters may engage in transactions that stabilize, maintain or otherwise affect the price of the Common Stock. Specifically, the Underwriters may overallot in connection with the Offering, creating a short position in the Common Stock for their own account. In addition, to cover over-allotments or to stabilize the price of the Common Stock, the Underwriters may bid for, and purchase, the Common Stock in the open market. Finally, the underwriting syndicate may reclaim selling concessions allowed to an Underwriter or a dealer in distributing the Common Stock in the Offering if the syndicate repurchases previously distributed shares of Common Stock in transactions to cover syndicate short positions, in stabilization transactions or otherwise. Any of these activities may stabilize or maintain the market price of the Common Stock above independent market levels. The Underwriters are not required to engage in these activities and may end any of these activities at any time.



     The Common Stock has been approved for listing on the New York Stock Exchange under the symbol "OPW". The Underwriters have undertaken to sell the shares of Common Stock in the Offering in such a manner as to ensure that the New York Stock Exchange distribution standards will be met.



     The Underwriters have reserved for sale, at the initial public offering price, up to 302,900 shares of Common Stock being sold in the Offering for certain employees, directors and business associates of, and certain other persons designated by, the Company who have expressed an interest in purchasing such shares of Common Stock. The number of shares available for sale to the general public in the Offering will be reduced to the extent such persons purchase such reserved shares. Any reserved shares not so purchased will be offered to the general public on the same basis as other shares offered hereby.


     Prior to the Offering, there has been no public trading market for the Common Stock and there can be no assurance that an active trading market will develop or be sustained upon the completion of the Offering. The initial public offering price of the Common Stock will be determined by negotiations among the Company, the Selling Stockholders and the Representatives. The material factors considered in determining such public offering price will be the history of and the prospects for the industry in which the Company competes, an assessment of the Company's management, the Company's past and present operations, the Company's past and present earnings and the trend of its earnings, the general condition of the securities markets at the time of the Offering and the price-earnings ratio and market prices of publicly traded securities of companies that the Company and the Representatives believe to be comparable to the Company.


                                 LEGAL MATTERS


     Certain legal matters related to this Offering will be passed upon for the Company and the Selling Stockholders by Kegler, Brown, Hill & Ritter Co., L.P.A., Columbus, Ohio. Certain legal matters related to this Offering will be passed upon for the Underwriters by Vinson & Elkins L.L.P., Houston, Texas.

                                    EXPERTS

     The Consolidated Financial Statements of the Company included in this Prospectus and the Consolidated Financial Statements from which the Selected Consolidated Financial Data included in this Prospectus have been derived, have been audited by Deloitte & Touche LLP, independent auditors, as stated in their report appearing herein. Such Consolidated Financial Statements and Selected Consolidated Financial Data have been included herein in reliance upon the report of such firm given upon their authority as experts in accounting and auditing.


     The Combined Financial Statements of American Racing Series, Inc. and BP Automotive, Inc. as of December 31, 1996 and 1997 and for the two-year period ended December 31, 1997, included in this Prospectus, have been audited by Deloitte & Touche LLP, independent auditors, as stated in their report appearing herein and have been so included in reliance upon the report of such firm given their authority as experts in accounting and auditing.


                             ADDITIONAL INFORMATION

     The Company has filed with the Securities and Exchange Commission, Washington, D.C. 20549 (the "SEC"), a registration statement on Form S-1 under the Securities Act of 1933 with respect to the shares of Common Stock offered hereby. This Prospectus does not contain all of the information set forth in the Registration Statement and the exhibits thereto. For further information with respect to the Company and the Common Stock, reference is made to the Registration Statement, including the exhibits filed as a part thereof. Statements contained in this Prospectus as to the contents of any contract or any other document are not necessarily complete, and, in each such instance, reference is hereby made to the contract or document filed as an exhibit to the Registration Statement, each such statement being qualified in all respects by this reference thereto. The Registration Statement, together with its exhibits, may be inspected at the Public Reference Section of the SEC at 450 Fifth Street, N.W., Washington, D.C. 20549, and at the regional offices of the SEC located at 7 World Trade Center, Suite 1300, New York, New York 10048 and at 500 West Madison Street, Suite 1400, Chicago, Illinois 60661. Copies of all or any part of such materials may be obtained from any such office upon the payment of the fees prescribed by the SEC, or through the Internet at www.sec.gov. The Company intends to furnish its stockholders with annual reports containing financial statements audited by its independent public accountants and to announce publicly its quarterly results for the first three quarters of each fiscal year.

                      CHAMPIONSHIP AUTO RACING TEAMS, INC.

         INDEX TO UNAUDITED PRO FORMA CONDENSED CONSOLIDATED FINANCIAL
              INFORMATION, CONSOLIDATED FINANCIAL STATEMENTS, AND
                         COMBINED FINANCIAL STATEMENTS


                                                                                                  PAGE
                                                                                                  ----
CHAMPIONSHIP AUTO RACING TEAMS, INC. UNAUDITED PRO FORMA CONDENSED CONSOLIDATED FINANCIAL
INFORMATION
  Unaudited Pro Forma Condensed Consolidated Financial Information.............................    F-2
  Unaudited Pro Forma Condensed Consolidated Balance Sheet as of December 31, 1997.............    F-3
  Unaudited Pro Forma Condensed Consolidated Statement of Operations for the Year Ended
  December 31, 1997............................................................................    F-4
  Notes to Unaudited Pro Forma Condensed Consolidated Financial Information....................    F-5
CHAMPIONSHIP AUTO RACING TEAMS, INC.
  Independent Auditors' Report.................................................................    F-7
  Consolidated Balance Sheets as of December 31, 1996 and 1997.................................    F-8
  Consolidated Statements of Operations for the Years Ended December 31, 1995, 1996 and 1997...    F-9
  Consolidated Statements of Stockholders' Deficit for the Years Ended December 31, 1995, 1996
  and 1997.....................................................................................   F-10
  Consolidated Statements of Cash Flows for the Years Ended December 31, 1995, 1996 and 1997...   F-11
  Notes to Consolidated Financial Statements...................................................   F-12
AMERICAN RACING SERIES, INC. AND BP AUTOMOTIVE, INC.
  Independent Auditors' Report.................................................................   F-19
  Combined Balance Sheets as of December 31, 1996 and 1997.....................................   F-20
  Combined Statements of Income for the Years Ended December 31, 1996 and 1997.................   F-21
  Combined Statements of Stockholders' Equity (Deficit) for the Years Ended December 31, 1996
  and 1997.....................................................................................   F-22
  Combined Statements of Cash Flows for the Years Ended December 31, 1996 and 1997.............   F-23
  Notes to Combined Financial Statements.......................................................   F-24

                      CHAMPIONSHIP AUTO RACING TEAMS, INC.

        UNAUDITED PRO FORMA CONDENSED CONSOLIDATED FINANCIAL INFORMATION


The unaudited pro forma condensed consolidated balance sheet as of December 31, 1997 gives effect to (i) the Reorganization and the elimination of certain payments to franchise members (See "Business -- Franchise System and Race Teams"), (ii) the Indy Lights Acquisition (See "Business -- PPG Dayton Indy Lights Championship") and (iii) the Offering and application of the net proceeds from the Offering (after deducting underwriting discounts and commissions and estimated expenses of the Offering, but excluding the underwriters' over-allotment option), as if each had occurred as of December 31, 1997. The following unaudited pro forma condensed consolidated statement of operations for the year ended December 31, 1997 give effect to each of the above transactions as if each had occurred as of January 1, 1997. Pro forma adjustments are described in the accompanying notes.



     The unaudited pro forma condensed consolidated financial information should be read in conjunction with "Capitalization" and "Management's Discussion and Analysis of Financial Condition and Results of Operations" and with the Consolidated and Combined Financial Statements and the Notes thereto included elsewhere in this Prospectus. The unaudited pro forma condensed consolidated statement of operations is not necessarily indicative of the actual results of operations that would have been reported if the events described above had occurred as of January 1, 1997, nor does such statement propose to indicate the results of future operations of the Company. Furthermore, the pro forma results do not give effect to cost savings or incremental costs, if any, which may occur as a result of the integration and consolidation of the Indy Lights Acquisition or the investment of cash balances available from the Offering. In the opinion of management, all adjustments necessary to present fairly such unaudited pro forma condensed consolidated financial statements have been made.

                      CHAMPIONSHIP AUTO RACING TEAMS, INC.

            UNAUDITED PRO FORMA CONDENSED CONSOLIDATED BALANCE SHEET


                               DECEMBER 31, 1997


                             (DOLLARS IN THOUSANDS)


                                                                 PRO FORMA FOR ACQUISITION OF INDY
                                                                               LIGHTS
                                                               --------------------------------------
                                                                  INDY                     PRO FORMA    ADJUSTMENTS
                                                                 LIGHTS      PRO FORMA      FOR INDY      FOR THE
                                                 HISTORICAL    HISTORICAL   ADJUSTMENTS      LIGHTS      OFFERING      PRO FORMA
                                                 -----------   ----------   -----------    ----------   -----------    ---------
ASSETS
CURRENT ASSETS:
  Cash and cash equivalents.....................   $ 1,164       $  451      $ (10,000)(A)  $ (8,836)    $  (9,500)(A)  $41,364
                                                                                  (451)(A)                  59,700(B)
  Accounts receivable...........................     3,156        1,354           (410)(A)     4,100            --        4,100
  Inventory.....................................        --           54             --            54            --           54
  Prepaid expenses..............................       751          149           (112)(A)       788          (554)(B)      234
  Deferred tax asset............................     4,687           --             --         4,687            --        4,687
                                                   -------       ------        -------       -------       -------      -------
         Total current assets...................     9,758        2,008        (10,973)          793        49,646       50,439
PROPERTY AND EQUIPMENT -- Net...................     2,236          957           (476)(A)     4,599            --        4,599
                                                                                 1,882(A)
INTANGIBLES.....................................       141           --          7,459(A)      7,600            --        7,600
OTHER ASSETS....................................       217            3             --           220            --          220
                                                   -------       ------        -------       -------       -------      -------
TOTAL ASSETS....................................   $12,352       $2,968      $  (2,108)     $ 13,212     $  49,646      $62,858
                                                   =======       ======        =======       =======       =======      =======
LIABILITIES AND STOCKHOLDERS' EQUITY (DEFICIT)
CURRENT LIABILITIES:
  Accounts payable..............................   $ 1,890       $  746      $    (746)(A)  $  1,890     $    (154)(B)  $ 1,736
  Accrued liabilities...........................    10,707          398            (94)(A)    11,011        (9,500)(A)    1,511
  Unearned revenue..............................     2,352          556             --         2,908            --        2,908
  Current portion of notes payable..............       130          200           (200)(A)       130            --          130
                                                   -------       ------        -------       -------       -------      -------
         Total current liabilities..............    15,079        1,900         (1,040)       15,939        (9,654)       6,285
NOTES PAYABLE...................................       314           --             --           314            --          314
MINORITY INTEREST...............................        --           --             --            --            --           --
COMMITMENTS AND CONTINGENCIES...................        --           --             --            --            --           --
STOCKHOLDERS' EQUITY (DEFICIT)..................    (3,041)       1,068           (660)(A)    (3,041)       59,300(B)    56,259
                                                        --           --           (408)(A)        --                         --
                                                   -------       ------        -------       -------       -------      -------
TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY
  (DEFICIT).....................................   $12,352       $2,968      $  (2,108)     $ 13,212     $  49,646      $62,858
                                                   =======       ======        =======       =======       =======      =======


The accompanying notes are an integral part of these unaudited pro forma condensed consolidated financial statements.

                      CHAMPIONSHIP AUTO RACING TEAMS, INC.

       UNAUDITED PRO FORMA CONDENSED CONSOLIDATED STATEMENT OF OPERATIONS


                      FOR THE YEAR ENDED DECEMBER 31, 1997


                (DOLLARS IN THOUSANDS, EXCEPT PER SHARE AMOUNTS)


                                                                    PRO FORMA FOR ACQUISITION
                                                                         OF INDY LIGHTS
                                                             ---------------------------------------
                                                                INDY                      PRO FORMA    ADJUSTMENTS
                                                               LIGHTS       PRO FORMA        FOR         FOR THE
                                              HISTORICAL     HISTORICAL    ADJUSTMENTS   INDY LIGHTS    OFFERING       PRO FORMA
                                             -------------   ----------    -----------   -----------   -----------     ---------
REVENUES:
  Sanction fees.............................   $  24,248       $   --         $  --        $24,248      $      --       $24,248
  Sponsorship revenue.......................       7,221        2,962          (594)(D)      9,589             --         9,589
  Television revenue........................       4,991           --            --          4,991             --         4,991
  Engine leases, rebuilds and wheel sales...          --        2,926            --          2,926             --         2,926
  Other revenue.............................       5,360          144            --          5,504             --         5,504
                                                --------       ------         -----        -------                     --------
         Total revenues.....................      41,820        6,032          (594)        47,258             --        47,258
EXPENSES:
  Race and franchise fund payments..........      28,939          722            --         29,661        (16,980)(E)    12,681
  Race expenses.............................       6,970        1,135          (594)(D)      7,511         (2,219)(E)     5,292
  Cost of engine rebuilds and wheel sales...          --          888            --            888             --           888
  Administrative and indirect expenses......      14,341        1,802            --         16,143           (214)(E)    15,929
  Compensation expense (H)..................       1,483           --            --          1,483             --         1,483
  Depreciation and amortization.............         549          329            25(C)         903             --           903
  Minority interest.........................        (232)          --            --           (232)            --          (232)
                                                --------       ------         -----        -------        -------      --------
         Total expenses.....................      52,050        4,876          (569)        56,357        (19,413)       36,944
                                                --------       ------         -----        -------        -------      --------
INCOME (LOSS) BEFORE INCOME TAXES...........     (10,230)       1,156           (25)        (9,099)        19,413        10,314
INCOME TAX EXPENSE (BENEFIT)................      (3,427)          --           405(F)      (3,022)         6,795(F)      3,773
                                                --------       ------         -----        -------        -------      --------
NET INCOME (LOSS)...........................   $  (6,803)      $1,156         $(430)       $(6,077)     $  12,618       $ 6,541
                                                ========       ======         =====        =======        =======      ========
EARNINGS (LOSS) PER SHARE (G)...............   $    (.67)                                                               $   .45
                                                ========                                                               ========


The accompanying notes are an integral part of these unaudited pro forma condensed consolidated financial statements.

                      CHAMPIONSHIP AUTO RACING TEAMS, INC.

              NOTES TO UNAUDITED PRO FORMA CONDENSED CONSOLIDATED
                             FINANCIAL INFORMATION


     BALANCE SHEET -- In December 1997, the Company entered into a binding letter of intent to acquire all of the outstanding shares of stock of ARS and certain of the assets of BP (entities related through certain common ownership) for $10,000,000 in cash and options to purchase 100,000 shares of the Company's Common Stock at the initial public offering price. ARS operates Indy Lights and BP provides certain equipment to the participants of Indy Lights. The excess of the purchase price over the net book value of the net assets acquired of Indy Lights has been allocated to the tangible and intangible assets based on the Company's estimate of the fair market value of the net assets acquired. The allocation of the purchase price paid for Indy Lights is as follows:



                                                                                    (IN THOUSANDS)
        Fair market value of net assets acquired.................................      $  2,541
        Allocation of purchase price in excess of acquired assets--Goodwill......         7,459
                                                                                         ------
             Total Purchase Price................................................      $ 10,000
                                                                                         ======



     The accompanying unaudited pro forma condensed consolidated balance sheet as of December 31, 1997 has been prepared as if the Offering, the Indy Lights Acquisition and the Reorganization had been consummated as of December 31, 1997 and includes:


          (A) a pro forma adjustment has been made to:


          - record the write-up to fair market value of assets acquired ($1,882,000) and goodwill related to the Indy Lights Acquisition ($7,459,000);



          - repay accrued point awards of $9,500,000;


          - present the Indy Lights Acquisition for $10,000,000 in cash;


          - eliminate Indy Lights historical equity balances ($660,000) and the net assets and liabilities (net amount of $408,000) that will be distributed to the stockholders of ARS and BP immediately prior to the Indy Lights Acquisition.



          (B) a pro forma adjustment has been recorded to present the application of the net proceeds ($59,300,000) of the Offering, assuming Offering expenses of $1,150,000 ($554,000 prepaid, $154,000 accrued at December 31, 1997).



     STATEMENT OF OPERATIONS -- The accompanying unaudited pro forma condensed consolidated statement of operations for the year ended December 31, 1997 presents the results as though the Offering, the Indy Lights Acquisition and the Reorganization had been consummated on January 1, 1997.



     The accompanying unaudited pro forma condensed consolidated statement of operations for the year ended December 31, 1997 has been prepared by combining the historical results for the Company and Indy Lights for such period and includes the following adjustments:



          (C) Adjustments for the year ended December 31, 1997 have been made to increase depreciation and amortization by $25,000 related to the Indy Lights Acquisition (which has been primarily allocated to property and equipment and goodwill) as if the Indy Lights Acquisition had occurred as of January 1, 1997. Property and equipment are depreciated over their estimated useful lives of 5 to 15 years. Goodwill is amortized over 40 years. The Company intends to periodically evaluate the recoverability of goodwill based upon future profitability and undiscounted operating cash flows of the Indy Lights Acquisition.


          (D) Represents the elimination of inter-entity revenues and expenses based upon agreements between the Company and Indy Lights.

          (E) Pro forma adjustments for the period presented have been made to reduce certain benefits paid to franchise members, including reimbursement of travel expenses, director fees and other race related payments, to discontinue specific expenses that would not have been incurred had the Offering, the Indy Lights Acquisition and the Reorganization occurred as of January 1, 1997. Effective January 1, 1998, the Company and the existing franchise members entered into an agreement whereby reimbursements for travel expenses, director fees and race related payments will be discontinued. Such agreement expires in December 2000. Because each franchise member is also a stockholder of the Company, and as such, has an interest in the success of the Offering, the agreement constitutes a related party transaction. Management does not intend to resume making such payments to franchise members in the foreseeable future. See "Risk
     Factors -- Elimination of Certain Payments in Connection with the Reorganization." Additional cost savings that the Company expects to realize through the integration of the Indy Lights Acquisition have not been included.



          (F) Prior to the Indy Lights Acquisition, ARS and BP were S-Corporations and, accordingly, were not subject to federal income taxes. The pro forma provision for income taxes has been computed as if the Indy Lights Acquisition was subject to federal income taxes for the period presented based on the statutory tax rate then in effect. Additionally, the pro forma adjustments have been tax effected at a 35% federal rate.



          (G) Pro forma earnings per share is computed by dividing pro forma net income by the weighted average common shares outstanding and the shares offered hereby. Pro forma common shares outstanding for the year ended December 31, 1997 were 14,533,334 shares.



          (H) Total expenses for the historical and pro forma year ended December 31, 1997 include compensation expense of $1,483,000 related to the issuance of Common Stock to franchise race teams below its fair value, on the date the common stock became eligible for purchase.

                          INDEPENDENT AUDITORS' REPORT

To the Board of Directors and Stockholders of Championship Auto Racing Teams, Inc.:


     We have audited the accompanying consolidated balance sheets of Championship Auto Racing Teams, Inc. (the "Company") as of December 31, 1996 and 1997, and the related consolidated statements of operations, stockholders' deficit, and cash flows for each of the three years in the period ended December 31, 1997. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.


     We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the consolidated financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall consolidated financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.


     In our opinion, such consolidated financial statements present fairly, in all material respects, the consolidated financial position of the Company as of December 31, 1996 and 1997, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 1997, in conformity with generally accepted accounting principles.



Deloitte & Touche LLP

Detroit, Michigan

January 31, 1998

                      CHAMPIONSHIP AUTO RACING TEAMS, INC.

                          CONSOLIDATED BALANCE SHEETS

                             (DOLLARS IN THOUSANDS)


                                                                                       DECEMBER 31,
                                                                                    -------------------
                                                                                     1996        1997
                                                                                    -------     -------
ASSETS
CURRENT ASSETS:
  Cash and cash equivalents.......................................................  $   630     $ 1,164
  Accounts receivable (no allowance for doubtful accounts deemed necessary in
     1996 and 1997)...............................................................    2,302       3,156
  Inventory.......................................................................       16          --
  Prepaid expenses................................................................      423         751
  Deferred income taxes...........................................................       12       4,687
                                                                                     ------     -------
          Total current assets....................................................    3,383       9,758
PROPERTY AND EQUIPMENT -- Net.....................................................    1,929       2,236
DEFERRED INCOME TAXES.............................................................    1,042          --
TRADEMARKS (Net of accumulated amortization of $0 in 1996 and $24 in 1997)........      101         141
OTHER ASSETS......................................................................      145         217
                                                                                     ------     -------
TOTAL ASSETS......................................................................  $ 6,600     $12,352
                                                                                     ======     =======
LIABILITIES AND STOCKHOLDERS' DEFICIT
CURRENT LIABILITIES:
  Accounts payable................................................................  $   931     $ 1,890
  Accrued liabilities:
     Race expenses and point awards...............................................       --       9,500
     Payroll......................................................................      195         431
     Taxes........................................................................      250         491
     Other........................................................................       70         285
  Unearned revenue................................................................    2,331       2,352
  Current portion of long-term debt...............................................      130         130
                                                                                     ------     -------
     Total current liabilities....................................................    3,907      15,079
LONG-TERM DEBT....................................................................      444         314
MEMBERSHIP DEPOSITS...............................................................      960          --
FRANCHISE FUND LIABILITY..........................................................    1,440          --
COMMITMENTS AND CONTINGENCIES (Note 7)............................................       --          --
MINORITY INTEREST IN SUBSIDIARIES.................................................       --          --
STOCKHOLDERS' DEFICIT:
  Preferred Stock, $.01 par value; 5,000,000 shares authorized, none issued and
     outstanding at December 31, 1996 and 1997....................................       --          --
  Common stock, $.01 par value; 50,000,000 shares authorized, 8,000,000 and
     10,200,000 shares issued and outstanding at December 31, 1996 and 1997,
     respectively.................................................................       80         102
  Additional paid-in capital......................................................    1,367       5,258
  Accumulated deficit.............................................................   (1,598)     (8,401)
                                                                                     ------     -------
          Total stockholders' deficit.............................................     (151)     (3,041)
                                                                                     ------     -------
TOTAL LIABILITIES AND STOCKHOLDERS' DEFICIT.......................................  $ 6,600     $12,352
                                                                                     ======     =======


The accompanying notes are an integral part of the consolidated financial statements.

                      CHAMPIONSHIP AUTO RACING TEAMS, INC.

                     CONSOLIDATED STATEMENTS OF OPERATIONS


                   (IN THOUSANDS, EXCEPT EARNINGS PER SHARE)



                                                                             YEAR ENDED DECEMBER 31,
                                                                         --------------------------------
                                                                          1995        1996         1997
                                                                         -------     -------     --------
REVENUES:
  Sanction fees........................................................  $18,708     $21,078     $ 24,248
  U.S. 500.............................................................       --       7,054           --
  Sponsorship revenue..................................................    4,780       5,501        7,221
  Television revenue...................................................    3,177       4,139        4,991
  Other revenue........................................................    3,312       3,682        5,360
                                                                         -------     -------      -------
          Total revenues...............................................   29,977      41,454       41,820
EXPENSES:
  Race and franchise fund payments.....................................   18,446      17,198       28,939
  U.S. 500.............................................................       --       8,246           --
  Race expenses........................................................    4,612       6,055        6,970
  Administrative and indirect expenses.................................    5,832       8,620       14,341
  Compensation expense.................................................       --       1,167        1,483
  Depreciation and amortization........................................      306         685          549
  Minority interest in loss of subsidiaries............................       --          --         (232)
                                                                         -------     -------      -------
          Total expenses...............................................   29,196      41,971       52,050
                                                                         -------     -------      -------
INCOME (LOSS) BEFORE INCOME TAXES......................................      781        (517)     (10,230)
INCOME TAX BENEFIT.....................................................      204         179        3,427
                                                                         -------     -------      -------
NET INCOME (LOSS)......................................................  $   985     $  (338)    $ (6,803)
                                                                         =======     =======      =======
EARNINGS (LOSS) PER SHARE..............................................  $   .10     $  (.04)    $   (.67)
                                                                         =======     =======      =======
WEIGHTED AVERAGE SHARES OUTSTANDING....................................   10,200       9,400       10,200
                                                                         =======     =======      =======


The accompanying notes are an integral part of the consolidated financial statements.

                      CHAMPIONSHIP AUTO RACING TEAMS, INC.

                CONSOLIDATED STATEMENTS OF STOCKHOLDERS' DEFICIT


                                 (IN THOUSANDS)



                                                COMMON STOCK     ADDITIONAL      NOTE
                                               ---------------    PAID-IN     RECEIVABLE-   ACCUMULATED   STOCKHOLDERS'
                                               SHARES   AMOUNT    CAPITAL     STOCKHOLDER     DEFICIT        DEFICIT
                                               ------   ------   ----------   -----------   -----------   -------------
BALANCES, JANUARY 1, 1995...................    8,800   $  88      $  282       $    --       $(2,245)       $(1,875)
  Net income................................       --      --          --            --           985            985
  Stock redemption..........................   (1,600)    (16)       (464)           --            --           (480)
  Issuance of note receivable to
     stockholder............................       --      --          --          (600)           --           (600)
  Stock issuance............................    1,600      16         704            --            --            720
                                                -----   -----        ----       -------         -----        -------
BALANCES, DECEMBER 31, 1995.................    8,800      88         522          (600)       (1,260)        (1,250)
  Net loss..................................       --      --          --            --          (338)          (338)
  Compensation expense......................       --      --       1,167            --            --          1,167
  Stock redemption and repayment of note
     receivable.............................   (2,000)    (20)       (940)          600            --           (360)
  Stock issuance............................    1,200      12         618            --            --            630
                                                -----   -----        ----       -------         -----        -------
BALANCES, DECEMBER 31, 1996.................    8,000      80       1,367            --        (1,598)          (151)
  Net loss..................................       --      --          --            --        (6,803)        (6,803)
  Compensation expense......................       --      --       1,483            --            --          1,483
  Stock redemption..........................     (400)     (4)       (206)           --            --           (210)
  Stock issuance............................    2,600      26       2,614            --            --          2,640
                                                -----   -----        ----       -------         -----        -------
BALANCES, DECEMBER 31, 1997.................   10,200   $ 102      $5,258       $    --       $(8,401)       $(3,041)
                                                =====   =====        ====       =======         =====        =======


   The accompanying notes are an integral part of this consolidated financial statements.

                      CHAMPIONSHIP AUTO RACING TEAMS, INC.

                     CONSOLIDATED STATEMENTS OF CASH FLOWS

                             (DOLLARS IN THOUSANDS)


                                                                                                     DECEMBER 31,
                                                                                            -------------------------------
                                                                                             1995        1996        1997
                                                                                            -------     -------     -------
CASH FLOWS FROM OPERATING ACTIVITIES:
  Net income (loss).....................................................................    $   985     $  (338)    $(6,803)
  Adjustments to reconcile net income to net cash provided by (used in) operating activities:
    Depreciation........................................................................        292         671         525
    Amortization........................................................................         14          14          24
    Compensation expense................................................................         --       1,167       1,483
    Net gain from sale of property and equipment........................................        (77)       (133)        160
    Write-off of trademark..............................................................         --          88          --
    Deferred income taxes...............................................................       (471)       (226)     (3,633)
    Minority interest in loss of subsidiaries...........................................         --          --        (232)
    Changes in assets and liabilities that provided (used) cash:
      Accounts receivable...............................................................       (447)     (1,481)       (854)
      Prepaid expenses..................................................................        (34)       (302)       (328)
      Inventory.........................................................................        (65)         37          16
      Other assets......................................................................        (11)        (70)        (72)
      Accounts payable..................................................................        192         134         959
      Accrued liabilities...............................................................        198          65      10,192
      Unearned revenue..................................................................      1,233        (253)         21
                                                                                            -------     -------     -------
        Net cash provided by (used in) operating activities.............................      1,809        (627)      1,458
                                                                                            -------     -------     -------
CASH FLOWS FROM INVESTING ACTIVITIES:
  Acquisition of property and equipment.................................................     (1,365)     (1,094)       (999)
  Proceeds from sale of property and equipment..........................................        177         194          13
  Acquisition of trademark..............................................................         --        (101)        (63)
                                                                                            -------     -------     -------
        Net cash used in investing activities...........................................     (1,188)     (1,001)     (1,049)
CASH FLOWS FROM FINANCING ACTIVITIES:
  Note receivable from stockholder......................................................       (600)         --          --
  Proceeds from long-term debt..........................................................         --         650          --
  Payments on long-term debt............................................................         --         (76)       (130)
  Redemption of common stock............................................................       (480)       (360)       (210)
  Issuance of common stock..............................................................        720         630       2,640
  Proceeds from membership deposit......................................................        480         360         360
  Payments on membership deposits.......................................................       (240)         --      (1,320)
  Payments on franchise fund liability..................................................       (240)       (600)     (1,440)
  Capital contributions to subsidiaries by minority stockholder.........................         --          --         225
  Advances (Payments) on line of credit.................................................        392        (392)         --
                                                                                            -------     -------     -------
        Net cash provided by financing activities.......................................         32         212         125
                                                                                            -------     -------     -------
NET INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS....................................        653      (1,416)        534
CASH AND CASH EQUIVALENTS AT BEGINNING OF PERIOD........................................      1,393       2,046         630
                                                                                            -------     -------     -------
CASH AND CASH EQUIVALENTS AT END OF PERIOD..............................................    $ 2,046     $   630     $ 1,164
                                                                                            =======     =======     =======
SUPPLEMENTAL DISCLOSURES OF CASH FLOW INFORMATION:
  Cash paid during the period for:
  Income taxes..........................................................................    $    --     $    23     $    15
                                                                                            =======     =======     =======
  Interest..............................................................................    $    --     $    50     $    43
                                                                                            =======     =======     =======



SUPPLEMENTAL DISCLOSURES OF NONCASH INVESTING AND FINANCING ACTIVITIES -- During 1995, 1996 and 1997 the Company received property and equipment worth approximately $110, $75 and $79, respectively, in exchange for sponsorship privileges to the providers. In 1996, the Company redeemed 800,000 shares of common stock for $600,000 (including $240,000 representing a refund of membership deposits or franchise fund liability), which was used to offset a note receivable from a stockholder.


   The accompanying notes are an integral part of the Consolidated Financial
                                  Statements.

                      CHAMPIONSHIP AUTO RACING TEAMS, INC.

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES


     Organization. CART, Inc., ("CART") (a Michigan Corporation) was organized as a not-for-profit corporation in 1978, with its main purpose being to promote the sport of automobile racing, primarily open-wheel type racing cars. As of January 1, 1992, the entity became a profit corporation and continued to use the CART name.



     In December 1997, Championship Auto Racing Teams, Inc., a Delaware corporation was formed to serve as a holding company for the Company and its subsidiaries (the "Reorganization"). Each outstanding share of common stock of CART was acquired in exchange for 400,000 shares of common stock of the Company. References to the "Company" mean Championship Auto Racing Teams, Inc. and its subsidiaries.



     The Company has a total of 19 stockholders at December 31, 1997. These stockholders are team owners who participate in the Company's sanctioned events and certain of these stockholders are members of the Board of Directors. Certain team owners are franchise members of CART ("Franchise Members") and also serve as promoters of the Company's sanctioned events.


     As of January 1, 1997, the consolidated financial statements include the financial statements of the Company and its wholly owned subsidiary corporations CART Properties, Inc. and CART Licensed Products, Inc. In addition, the consolidated financial statements include the financial statements of CART Licensed Products, L.P., a 55% owned subsidiary. All significant intercompany balances and transactions have been eliminated in consolidation.

     Operations and Major Customer. The Company is the sanctioning body responsible for organizing, marketing and staging each of the racing events for the open-wheeled motorsports series in North America -- the CART Championship. The Company stages events at four different types of tracks, including superspeedways, ovals, temporary road courses and permanent road courses, each of which require different skills and disciplines from the drivers and teams.


     Substantially all of the Company's revenue is derived from sanction fees, sponsorship revenues, television revenues and licensing royalties, each of which is dependent upon continued fan support and interest in CART race events. Sanction fee revenues are fees paid to the Company by track promoters to sanction a CART event at the race venue, and to provide the necessary race management. The Company receives sponsorship revenues from companies who desire to receive brand and product exposure in connection with CART races. Pursuant to broadcast agreements, the Company generates revenues for the right to broadcast the races, with revenues based upon viewership with a minimum guarantee. The Company also receives revenues from royalty fees paid for licenses to use servicemarks of the Company, various drivers, teams, tracks and industry sponsors for merchandising programs and product sales.



     The Company has one sponsor which accounted for approximately 13% of the Company's total revenues for the year ended December 31, 1995. There was no other sponsor or major customer that accounted for more than 10% of total revenues for 1996 and 1997.


     Inventory. Inventory consists of merchandise which is stated at the lower of cost or market on a first-in, first-out (FIFO) basis.


     Property and Equipment. Property and equipment are stated at cost and are depreciated using the straight-line and accelerated methods over their estimated useful lives which range from 3 to 20 years. Leasehold improvements are amortized over the life of the related lease.


     Revenue Recognition. Recognition of revenue from race sanction agreements is deferred until the event has occurred. Sponsorship revenue is recognized during the racing season to which the sponsorship agreement relates. Television revenue is recognized ratably over the race schedule. Other revenue includes membership and entry fees, contingency awards money, royalty income and other revenue and are recognized as earned.

     Cash and Cash Equivalents. Cash and cash equivalents include investments with original maturities of three months or less at the date of original acquisition.

                      CHAMPIONSHIP AUTO RACING TEAMS, INC.

     Trademarks. The Company has incurred costs during 1996 and 1997 relating to the development of a new corporate logo and trademarks. These costs are being amortized on a straight-line basis over 10 years. The unamortized costs associated with the previous corporate logo were written-off in 1996.



     Earnings (Loss) Per Share. Earnings (loss) per share are based on the weighted average number of common shares outstanding. The weighted average common shares used in the computation of earnings (loss) per share were 10,200,000, 9,400,000 and 10,200,000, respectively, for the years ended December 31, 1995, 1996 and 1997, respectively. All per share information included in these financial statements have been restated to reflect the effect of the Reorganization of the Company and the issuance of 1,400,000 shares on December 19, 1997.



     Fair Value of Financial Instruments. Statement of Financial Accounting Standards ("SFAS") No. 107, "Disclosures About Fair Value of Financial Instruments", requires disclosures about the fair value of financial instruments whether or not such instruments are recognized on the balance sheet. Due to the short-term nature of the Company's financial instruments, other than debt, fair values are not materially different from their carrying values. Based on the borrowing rates available to the Company, the carrying value of debt approximated fair value as of December 31, 1996 and 1997.



     Membership Deposits and Franchise Fund Liability. Any Franchise Member who acquired stock subsequent to December 31, 1991 was required to make a conditionally refundable deposit. The deposit amount was determined annually by the Board of Directors and was $120,000 at December 31, 1996 ("New Member"). Any Franchise Member who acquired his stock prior to January 1, 1992 was not required to make such a deposit ("Old Member"). All Franchise Members must sign an agreement which obligates the member to participate, as defined by the Board of Directors, in all of the Company's events. If the participation requirement is met in a given year and the Franchise Member elects to sell his stock to the Company prior to signing the following year's participation agreement, the Franchise Member is entitled to a final "Franchise Fund Payment" (the "Payment"). The amount of the Payment is determined annually by the Board of Directors. For New Members, the minimum Payment represents a return of the membership deposit though such amount may exceed the original deposit. Incremental increases, as determined by the Board of Directors, in the Payment amount are charged to expense annually. Franchise Members forfeit their rights to return of the membership deposit and/or payment of the franchise fund liability if the minimum participation requirement is not met.



     In December 1997, in connection with the Reorganization and the Company's planned underwritten public offering of common shares (the "Offering"). Membership Deposits and Franchise Fund Liability amounts due to the Franchise Members were paid to the Franchise Members.



     Management Estimates. The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at December 31, 1996 and 1997, and the reported amounts of revenues and expenses during the periods presented. The actual outcome of the estimates could differ from the estimates made in the preparation of the financial statements.



     Accounting Pronouncements. In February 1997, Statement of Financial Accounting Standards ("SFAS") No. 128, "Earnings per Share" was issued by the Financial Accounting Standards Board ("FASB"). SFAS No. 128 establishes standards for computing and presenting earnings per share ("EPS") and applies to all entities with publicly-held common shares or potential common shares. SFAS No. 128 replaces the presentation of primary EPS and fully-diluted EPS with a presentation of basic EPS and diluted EPS, respectively. Basic EPS excludes dilution and is computed by dividing earnings available to common shareholders by the weighted-average number of common shares outstanding for the period. Similar to fully diluted EPS, diluted EPS reflects the potential dilution of securities that could share in the earnings.


     In June 1997, SFAS No. 131, "Disclosures about Segments of an Enterprise and Related Information was issued by the FASB. SFAS No. 131 establishes standards for the way that public business enterprises report financial and descriptive information about its reporting operating segments. The Company has not determined the impact on the Company's financial statement disclosure. SFAS No. 131 is effective for the Company's financial statements for the year ending December 31, 1998.

                      CHAMPIONSHIP AUTO RACING TEAMS, INC.

2. INCOME TAXES


     Deferred income tax assets and liabilities are computed annually for differences between the financial statement and tax bases of assets and liabilities that will result in taxable or deductible amounts in the future based on enacted tax laws and rates applicable to the periods in which the differences are expected to affect taxable income. Valuation allowances are established when necessary to reduce deferred tax assets to the amount expected to be realized. Income tax expense is the tax payable or refundable for the period plus or minus the change during the period in deferred tax assets and liabilities.

     Realization of the Company's deferred tax assets is dependent on generating sufficient taxable income. Although realization is not assured, management believes it is more likely than not that all of the deferred tax assets will be realized. The amount of the deferred tax asset considered realizable, however, could be reduced in the near term if estimates of future taxable income are reduced.

     The tax effects of temporary differences giving rise to deferred tax assets (liabilities) at December 31 are as follows:

                                                                               1996       1997
                                                                              ------     ------
                                                                               (IN THOUSANDS)
        Deferred tax assets (liabilities):
          Franchise fund liability..........................................  $  522         --
          Accrued race expense and points award.............................      --      3,446
          Compensation expense..............................................     415         --
          Net operating loss carryforwards..................................      15      1,190
          Alternative minimum tax credit carryforwards......................      83         44
          Pension liability.................................................       2          8
          Membership deposits...............................................       7         --
          State taxes.......................................................     (12)       (22)
          Other.............................................................      22         21
                                                                               -----      -----
             Total..........................................................   1,054      4,687
          Current portion...................................................      12      4,687
                                                                               -----      -----
        Noncurrent portion..................................................  $1,042     $    0
                                                                               =====      =====

     The provision (credit) for income taxes consists of the following at December 31:


                                                                   1995       1996        1997
                                                                   -----     -------     -------
                                                                          (IN THOUSANDS)
        Current..................................................  $ 267     $    25     $   158
        Deferred.................................................   (471)       (204)     (3,585)
                                                                   -----       -----       -----
        Total....................................................  $(204)    $  (179)    $(3,427)
                                                                   =====       =====       =====



     The Company had net operating loss carryforwards of approximately $3,501,000 as of December 31, 1997 which are available to offset future taxable income through 2012. The Company also has tax credit carryforwards of approximately $44,000 as of December 31, 1997, which have an indefinite carryforward period.

                      CHAMPIONSHIP AUTO RACING TEAMS, INC.

     The reconciliation of income tax expense (benefit) computed at the U.S. federal statutory tax rate to the Company's effective income tax rate is as follows:


                                                                      1995       1996       1997
                                                                     ------     ------     ------
        Tax at U.S. federal statutory rate.........................    34.0%     (34.0)%    (34.0)%
        Meals and entertainment....................................     2.3        6.5        0.3
        Change in valuation allowance..............................   (62.1)        --         --
        Other......................................................    (0.3)      (7.1)       0.2
                                                                      -----      -----      -----
        Total......................................................   (26.1)%    (34.6)%    (33.5)%
                                                                      =====      =====      =====



     The change in the valuation allowance during 1995 and 1996 is primarily due to utilization of net operating loss carryforwards.


3. DEBT


     At December 31, 1997, the Company had an unused bank line of credit of $1,500,000. There were no amounts outstanding at December 31, 1996 and 1997. Advances on the line of credit are payable on demand, with interest at the bank's prime rate. The line of credit is secured by the Company's deposits with the bank.



     At December 31, 1997, the Company has a five-year note payable to a bank with an original face value of $650,000, with interest at 8.25%; payable in monthly installments of $11,000, plus interest through May 2001. The note payable is secured by the Company's mobile medical unit. Future payments under the above agreement are as follows:



                                                                                   (IN THOUSANDS)
        1998.....................................................................       $130
        1999.....................................................................        130
        2000.....................................................................        130
        2001.....................................................................         54
                                                                                        ----
          Total..................................................................        444
        Less current portion.....................................................        130
                                                                                        ----
        Long-term portion........................................................       $314
                                                                                        ====


4. EMPLOYEE BENEFIT PLANS


     During 1991, the Company indicated its intent to terminate its defined benefit pension plan. The plan assets were frozen and remain in trust at December 31, 1997. The outstanding accrued liability (frozen benefit obligation of $291,000 less fair value of plan assets of $270,000) at December 31, 1997 was approximately $21,000.



     In addition, the Company began a 401(k) savings plan (the "plan") in 1991 to which it contributes 25% of the participating employee's contribution. The Company's contributions to the plan were approximately $18,000, $25,000 and $50,000 in 1995, 1996 and 1997, respectively.


5. OPERATING LEASES


     The Company has entered into various noncancelable operating leases for office space and equipment which expire through 2002. Total rent expense was approximately $159,000, $194,000 and $345,000 for 1995, 1996 and 1997,
respectively.

                      CHAMPIONSHIP AUTO RACING TEAMS, INC.

     Approximate future minimum lease payments under noncancelable operating leases are as follows:


                                                                                   (IN THOUSANDS)
        Year ending December 31:
          1998...................................................................      $  370
          1999...................................................................         372
          2000...................................................................         394
          2001...................................................................         398
          2002...................................................................         116
                                                                                       ------
        Total....................................................................      $1,650
                                                                                       ======


6. PROPERTY AND EQUIPMENT

     Property and equipment consists of the following at December 31:


                                                                             1996        1997
                                                                            -------     -------
                                                                              (IN THOUSANDS)
        Equipment.........................................................  $ 1,045     $ 1,570
        Vehicles..........................................................    1,421       1,616
        Furniture and fixtures............................................      174         329
        Leasehold improvements............................................       56           1
        Construction in progress..........................................       --          65
        Pop-off valves....................................................      303         162
                                                                            -------     -------
          Total...........................................................    2,999       3,743
        Less accumulated depreciation and amortization....................   (1,070)     (1,507)
                                                                            -------     -------
        Property and equipment -- net.....................................  $ 1,929     $ 2,236
                                                                            =======     =======



     During 1996 and 1997, the Company received vehicles worth approximately $75,000 and $79,000, respectively, in exchange for sponsorship privileges to the providers.


7. COMMITMENTS AND CONTINGENCIES

     Television Agreements. The Company has entered into multi-year television arrangements with ESPN and ESPN International for the production, sales and worldwide distribution of the Company's events. ESPN has guaranteed the Company a rights fee payable through 2001. In addition, the Company receives 50% of the annual net revenues derived from ESPN's distribution of the Company's events.

     The Company has also entered into multi-year television arrangements with Molstar for the distribution of the Company's events in Canada, Fittipaldi USA in Brazil and Gold Coast Motor Events in Australia. The Company receives a fixed rights fee for these territories that are contracted for outside of the ESPN agreement.

     Insurance. The Company is self-insured for the deductible amount ($50,000) on an insurance policy which provides accident medical expense benefits for participants of CART sanctioned races. Losses above the deductible amount are covered by the insurance policy.

     Promoter Agreements. The Company has entered into promoter contracts that extend through the year 2000 racing season, whereby it is obligated to sanction CART Championship racing events and provide related race management functions.


     Employment Agreements. The Company has employment agreements with its President and Chief Executive Officer, Executive Vice President and Chief Financial Officer, Executive Vice President of Marketing and President of

                      CHAMPIONSHIP AUTO RACING TEAMS, INC.

CART Licensed Products, L.P. The employment agreements expire at various dates through September 2001. Certain of the employment agreements provide for a multiple of the individual's base salary in the event there is a termination of their employment as a result of a change in control in the Company.



     Capital Stock. During 1995, the Company redeemed 1,600,000 shares of common stock for $960,000 (including $480,000 representing a refund of Membership Deposits or Franchise Fund Liability).


     During 1996, the Company redeemed 2,000,000 shares of common stock for $1,440,000 (including $480,000 representing a refund of Membership Deposits or Franchise Fund Liability), and sold 1,200,000 shares of common stock for $990,000 (including $360,000 representing Membership Deposits). A total of 800,000 of the shares of common stock were redeemed for $600,000 (including $240,000 representing a refund of Membership Deposits or Franchise Fund Liability), which was used to offset a note receivable from a stockholder as of December 31, 1995.


     In January 1997, CART redeemed 400,000 shares of common stock for $330,000 (including $120,000 representing a refund of Membership Deposits or Franchise Fund Liability). In January and February 1997, the Company issued 1,200,000 shares of common stock for $1,200,000 (including $360,000 representing Membership Deposits). In December 1997, the Company issued 1,400,000 shares for $1,800,000.



     In January 1996, a lawsuit was filed against the Company by one of its shareholders and a related company. The lawsuit alleged antitrust and anticompetitive violations as well as damage of reputation. In December 1996, the Company settled the lawsuit and other related litigation. Included in the settlement amount was the redemption of common stock and related Franchise Fund Liability. Expenses incurred in 1996 and included in administrative and indirect expenses include approximately $1,734,00 related to litigation expense and the settlement of lawsuits.



     SFAS No. 123 "Accounting for Stock Based Compensation" was issued in October 1995 and was effective for years beginning after December 15, 1995. That standard requires the recognition of compensation expense for equity investments that are issued for consideration other than employee services based upon the fair value of the common stock issued. The fair value of the Company's Common Stock has been measured on the date New Franchise Members become eligible to acquire such stock. Compensation expense of $1,167,000 and $1,483,000 has been recorded for the years ended 1996 and 1997, respectively, related to certain shares that became eligible for purchase based upon eligibility requirements met during 1996 and 1997.


8. RELATED PARTY TRANSACTIONS


     The Company receives sanction fees from two entities related through certain common ownership. Total sanction fee revenue related to these entities for 1995, 1996 and 1997 was approximately $2,800,000, $3,100,000 and $4,200,000, respectively.


     The Company rented track facilities from an entity related through certain common ownership. Total track rental expense related to this entity for 1996 was approximately $1,200,000.


     The Company has entered into an agreement with an entity related through certain common ownership whereby the Company has agreed to sanction the Indy Lights Championship. The agreement provides for sharing of sanction fees, television revenues and costs. The Company incurred expenses of $270,000, $120,000 and $594,000 for 1995, 1996 and 1997, respectively.



     At December 31, 1996 and 1997, the Company has accounts receivable of approximately $194,000 and $266,000, respectively, due from entities related through certain common ownership.



     The Company receives entry fees to participate in the CART Championship from certain franchise members. Such fees received from certain franchise members amounted to $76,500, $80,000 and $150,000 in 1995, 1996 and 1997,
respectively.



     An officer of the Company is a principal in a law firm which received fees for legal services provided to the Company. Such fees amounted to approximately $111,500, $128,700 and $133,200 in 1995, 1996 and 1997, respectively.

                      CHAMPIONSHIP AUTO RACING TEAMS, INC.

     In connection with the Reorganization, effective January 1, 1998, the Company and the existing franchise race teams entered into an agreement on December 19, 1997 whereby reimbursements for travel expenses, directors fees and race-related payments will be discontinued. These payments approximated $9,000,000, $8,500,000 and $19,400,000 for the years 1995, 1996 and 1997, respectively. Such agreement expires in December 2000. Because each franchise member is also a stockholder of the Company, and as such, has an interest in the success of the Offering, the agreement constitutes a related party transaction. Management does not intend to resume making such payments to franchise members in the foreseeable future.



9. INITIAL PUBLIC OFFERING



     On December 23, 1997, the Company filed a registration statement with the Securities and Exchange Commission to register shares of common stock for sale in an underwritten public offering.



     In December 1997 the Company entered into a binding letter of intent to acquire all of the outstanding shares of stock of American Racing Series, Inc. ("ARS") and certain of the assets of BP Automotive, Inc. ("BP") (entities related through certain common ownership) for $10,000,000 in cash and options to purchase 100,000 shares of the Company's Common Stock at the initial public offering price, (the "Indy Light Acquisition"). ARS operates Indy Lights and BP provides certain equipment to participants of Indy Lights. The Indy Lights Acquisition is anticipated to close concurrently with the Offering and a portion of the proceeds from the Offering will be used to fund the Indy Lights Acquisition.



     In December 1997, the Board of Directors of the Company (the "Board") authorized, and the stockholders of the Company approved, a stock incentive plan for executive and key management employees of the Company and its subsidiaries, including a limited number of outside consultants and advisors, effective as of the completion of the Offering (the "Stock Option Plan"). Under the Stock Option Plan, key employees, outside consultants and advisors (the "Participants") of the Company and its subsidiaries (as defined in the Stock Option Plan) may receive awards of stock options (both Nonqualified Options and Incentive Options, as defined in the Stock Option Plan). A maximum of 2,000,000 shares of Common Stock will be subject to the Stock Option Plan. The purpose of the Stock Option Plan is to provide key employees (including officers and directors who are also key employees) and key non-employee consultants and advisors of the Company and its subsidiaries ("employees") with an increased incentive to make significant contributions to the long-term performance and growth of the Company and its subsidiaries. There were no options granted or outstanding during 1997.

                          INDEPENDENT AUDITORS' REPORT

To the Board of Directors of
American Racing Series, Inc.
and BP Automotive, Inc.:


We have audited the accompanying combined balance sheets of American Racing Series, Inc. and BP Automotive, Inc. (the "Companies") (entities related through common ownership) as of December 31, 1996 and 1997, and the related combined statements of income, stockholders' equity (deficit), and cash flows for each of the two years in the period December 31, 1997. These combined financial statements are the responsibility of the Companies' management. Our responsibility is to express an opinion on these combined financial statements based on our audits.


We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the combined financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the combined financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall combined financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.


In our opinion, such combined financial statements present fairly, in all material respects, the financial position of the Companies' as of December 31, 1996 and 1997, and the results of their operations and their cash flows for each of the two years in the period December 31, 1997, in conformity with generally accepted accounting principles.



Deloitte & Touche LLP

Detroit, Michigan

January 31, 1998

              AMERICAN RACING SERIES, INC. AND BP AUTOMOTIVE, INC.

                            COMBINED BALANCE SHEETS

                             (DOLLARS IN THOUSANDS)


                                                                                        DECEMBER 31,
                                                                                      -----------------
                                                                                       1996       1997
                                                                                      ------     ------
ASSETS
CURRENT ASSETS:
  Cash and cash equivalents.........................................................  $  229     $  451
  Accounts receivable (less allowance of $26 and $81 as of 1996 and 1997,
     respectively)..................................................................     519      1,354
  Inventory.........................................................................      20         54
  Note receivable...................................................................      --         58
  Prepaid expenses and other current assets.........................................      51         91
                                                                                      ------     ------
          Total current assets......................................................     819      2,008
PROPERTY AND EQUIPMENT -- Net.......................................................     856        957
OTHER ASSETS........................................................................       1          3
                                                                                      ------     ------
TOTAL ASSETS........................................................................  $1,676     $2,968
                                                                                      ======     ======
LIABILITIES AND STOCKHOLDERS' EQUITY (DEFICIT)
CURRENT LIABILITIES:
  Accounts payable..................................................................  $  415     $  746
  Accrued liabilities...............................................................      86         86
  Purse Awards payable..............................................................      --          8
  Deposits..........................................................................     107        304
  Distribution payable..............................................................     135         --
  Unearned revenue..................................................................     280        556
  Bank lines of credit..............................................................      --        200
  Notes payable to related party....................................................     750         --
                                                                                      ------     ------
          Total current liabilities.................................................   1,773      1,900
COMMITMENTS AND CONTINGENCIES (NOTE 5)
STOCKHOLDERS' EQUITY (DEFICIT):
  Common stock......................................................................      46         46
  Retained earnings (deficit).......................................................     (11)     1,078
  Notes receivable -- stockholders..................................................    (132)       (56)
                                                                                      ------     ------
     Total stockholders' equity (deficit)...........................................     (97)     1,068
                                                                                      ------     ------
TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY (DEFICIT)................................  $1,676     $2,968
                                                                                      ======     ======


The accompanying notes are an integral part of the combined financial statements.

              AMERICAN RACING SERIES, INC. AND BP AUTOMOTIVE, INC.

                         COMBINED STATEMENTS OF INCOME

                             (DOLLARS IN THOUSANDS)


                                                                                         YEAR ENDED
                                                                                        DECEMBER 31,
                                                                                      -----------------
                                                                                       1996       1997
                                                                                      ------     ------
REVENUES:
  Engine leases.....................................................................  $1,129     $1,293
  Engine rebuilds and wheel sales...................................................   1,218      1,633
  Sponsorship and commissions.......................................................   2,416      2,962
  Other revenue.....................................................................     160        144
                                                                                      ------     ------
          Total revenues............................................................   4,923      6,032
EXPENSES:
  Race expenses.....................................................................     818      1,135
  Race distributions................................................................     731        722
  Cost of engine rebuilds and wheels sold...........................................     898        888
  Television........................................................................       4         88
  Administrative and indirect expenses..............................................   1,686      1,714
  Depreciation and amortization.....................................................     397        329
                                                                                      ------     ------
     Total expenses.................................................................   4,534      4,876
                                                                                      ------     ------
NET INCOME..........................................................................  $  389     $1,156
                                                                                      ======     ======


The accompanying notes are an integral part of the combined financial statements.

              AMERICAN RACING SERIES, INC. AND BP AUTOMOTIVE, INC.

             COMBINED STATEMENTS OF STOCKHOLDERS' EQUITY (DEFICIT)

                             (DOLLARS IN THOUSANDS)


                                                     COMMON STOCK        RETAINED        NOTE         STOCKHOLDERS'
                                                   -----------------     EARNINGS     RECEIVABLE-        EQUITY
                                                   SHARES     AMOUNT     (DEFICIT)    STOCKHOLDER       (DEFICIT)
                                                   ------     ------     --------     -----------     -------------
BALANCES, JANUARY 1, 1996........................    475       $ 47      $     34        $  --           $    81
  Net income.....................................     --         --           389           --               389
  Stock redemption...............................    (90)        (1)         (299)          --              (300)
  Distributions to stockholders..................     --         --          (135)          --              (135)
  Issuance of notes receivable -- stockholders...     --         --            --         (132)             (132)
                                                     ---        ---          ----         ----              ----
BALANCES, DECEMBER 31, 1996......................    385         46           (11)        (132)              (97)
  Net income.....................................     --         --         1,156           --             1,156
  Distributions to stockholders..................     --         --           (67)          --               (67)
  Repayment of notes
     receivable -- stockholders..................     --         --            --           76                76
                                                     ---        ---          ----         ----              ----
BALANCES, DECEMBER 31, 1997......................    385       $ 46      $  1,078        $ (56)          $ 1,068
                                                     ===        ===          ====         ====              ====


The accompanying notes are an integral part of the combined financial statements.

              AMERICAN RACING SERIES, INC. AND BP AUTOMOTIVE, INC.

                       COMBINED STATEMENTS OF CASH FLOWS

                             (DOLLARS IN THOUSANDS)


                                                                                        YEAR ENDED
                                                                                       DECEMBER 31,
                                                                                    -------------------
                                                                                     1996        1997
                                                                                    -------     -------
CASH FLOWS FROM OPERATING ACTIVITIES:
  Net income......................................................................  $   389     $ 1,156
  Adjustments to reconcile net income to net cash provided by operating activities:
     Depreciation and amortization................................................      397         329
     Net loss from disposal of property and equipment.............................      200          --
     Changes in assets and liabilities that provided (used) cash:
       Accounts receivable........................................................       31        (835)
       Inventory..................................................................        5         (40)
       Note receivable............................................................       --         (58)
       Prepaid expenses and other current assets..................................      (29)        (40)
       Other assets...............................................................       --          (2)
       Accounts payable...........................................................       74         331
       Accrued liabilities........................................................      (11)         --
       Deposits...................................................................      (25)        197
       Distribution payable.......................................................      135        (135)
       Purse payable..............................................................       --           8
       Unearned revenue...........................................................      190         276
                                                                                    -------     -------
          Net cash provided by operating activities...............................    1,356       1,187
CASH FLOWS FROM INVESTING ACTIVITIES:
  Acquisition of property and equipment...........................................     (453)       (424)
  Issuance of notes receivable -- stockholders....................................     (132)         --
  Payment of notes receivable -- stockholders.....................................       --          76
                                                                                    -------     -------
          Net cash used in investing activities...................................     (585)       (348)
CASH FLOWS FROM FINANCING ACTIVITIES:
  Payment for stock redemption....................................................     (300)         --
  Proceeds from note payable to related party.....................................    1,100         720
  Payments on notes payable to related party......................................     (875)     (1,470)
  Advances on lines of credit.....................................................                  200
  Payments on lines of credit.....................................................     (400)         --
  Distributions to stockholders...................................................     (135)        (67)
                                                                                    -------     -------
          Net cash used in financing activities...................................     (610)       (617)
                                                                                    -------     -------
NET INCREASE IN CASH AND CASH EQUIVALENTS.........................................      161         222
CASH AND CASH EQUIVALENTS AT BEGINNING OF PERIOD..................................       68         229
                                                                                    -------     -------
CASH AND CASH EQUIVALENTS AT END OF PERIOD........................................  $   229     $   451
                                                                                    =======     =======
SUPPLEMENTAL DISCLOSURES OF CASH FLOW INFORMATION
  Cash paid during the year for interest..........................................  $    22     $    67
                                                                                    =======     =======


The accompanying notes are an integral part of the combined financial statements.

              AMERICAN RACING SERIES, INC. AND BP AUTOMOTIVE, INC.

                     NOTES TO COMBINED FINANCIAL STATEMENTS
1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

     NATURE OF OPERATIONS -- American Racing Series, Inc. ("ARS") was incorporated in 1985 and is a racing league for Indy Lights cars which race in the PPG Dayton Indy Lights Championship (the "Championship"). ARS leases engines and provides engine rebuild services to the teams that race in the Championship. The leases for the engines are for a period of 1 year and are subject to annual renewal.

     BP Automotive ("BP") was incorporated in 1988 and provides wheels and parts for teams in the Indy Lights series.

     ARS and BP (the "Companies") (entities related through common ownership) conduct their business in the United States and Canada.

     PRINCIPLES OF COMBINATION -- The accompanying combined financial statements include the assets, liabilities and operations associated with ARS and BP. All significant inter-entity balances and transactions have been eliminated in combination.

     CASH EQUIVALENTS include investments with original maturities of three months or less at the date of original acquisition.

     INVENTORY consists of wheels and parts and are stated at the lower of cost or market on a first-in, first-out (FIFO) basis.


     PROPERTY AND EQUIPMENT are stated at cost and are depreciated using accelerated methods over their estimated useful lives which range from five to seven years.


     REVENUE RECOGNITION -- Recognition of revenue from engine leases and sponsorship and commissions are recognized during the year to which the leases and sponsorship agreements relate. Engine rebuilds and wheel sales are recognized as earned. Other revenue includes rental income (related party), testing fees, interest income and other revenue and are recognized as earned.


     INCOME TAXES -- The Companies have elected by consent of its stockholders to be taxed under the provisions of Subchapter S of the Internal Revenue Code. Under those provisions, the Companies will not pay federal corporate income tax on its taxable income; rather, the individual stockholders are liable for federal income tax on their respective share of the Company's taxable income.



     FAIR VALUE OF FINANCIAL INSTRUMENTS -- Statement of Financial Accounting Standards ("SFAS") No. 107, "Disclosures About Fair Value of Financial Instruments," requires disclosures about the fair value of financial instruments whether or not such instruments are recognized on the balance sheet. Due to the short-term nature of the Companies financial instruments, other than debt, fair values are not materially different from their carrying values. Based on the borrowings rates available to the Companies, the carrying value of debt approximated fair value as of December 31, 1996 and 1997.



     MANAGEMENT ESTIMATES -- The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at December 31, 1996 and 1997, and the reported amounts of revenues and expenses during the periods presented. The actual outcome of the estimates could differ from the estimates made in the preparation of the financial statements.

              AMERICAN RACING SERIES, INC. AND BP AUTOMOTIVE, INC.

2. PROPERTY AND EQUIPMENT


     Property and equipment consists of the following at December 31:


                                                                                   1996       1997
                                                                                  ------     ------
                                                                                  (IN THOUSANDS)
     Engines....................................................................  $1,123     $1,508
     Airplane and hanger........................................................   1,062      1,062
     Machinery and office equipment.............................................      84        126
     Vehicles...................................................................     213        213
     Molds and other............................................................     134        137
                                                                                  ------     ------
               Total............................................................   2,616      3,046
     Less accumulated depreciation and amortization.............................  (1,760)    (2,089)
                                                                                  ------     ------
     Property and equipment -- net..............................................  $  856     $  957
                                                                                  ======     ======



3. BANK LINES OF CREDIT



     The Companies have a bank line of credit of $300,000 and a revolving credit facility of $600,000. At December 31, 1997, $200,000 had been advanced on the line of credit. The line of credit is unsecured and is payable on demand, with monthly interest at the bank's prime rate (8.50% at December 31, 1997). The revolving credit facility is secured by certain assets of the Companies and is payable on demand, with monthly interest at the bank's prime rate. There are no amounts outstanding on the revolving credit facility at December 31, 1997. The line of credit and revolving credit facility are guaranteed by a stockholder of the Companies. There were no amounts outstanding on the bank line of credit and revolving credit facility at December 31, 1996.



4. OPERATING LEASES



     The Companies have entered into a noncancelable operating lease for office space, vehicles and office equipment which expire on various dates through 1999. Total lease expense was approximately $52,000 and $34,000 for 1996 and 1997, respectively.


     Approximate future minimum lease payments under noncancelable operating leases are as follows:


                                                                         (IN THOUSANDS)
                    Year ending December 31:
                      1998.............................................       $ 34
                      1999.............................................         14
                                                                               ---
                              Total....................................       $ 48
                                                                               ===



5. COMMITMENTS AND CONTINGENCIES



     ARS has employment agreements with its President and Chief Executive Officer (CEO) and a key management employee. The employment agreements expire September 1, 1999 for the President and CEO and November 1, 1999 for its key management employee unless earlier terminated as provided in the agreements. The President and CEO and key management employee are entitled to receive annual base salaries which at December 31, 1997 were $240,000 and $100,000, respectively, plus certain fringe benefits. The key management employee has agreed not to compete with ARS during specified periods.

              AMERICAN RACING SERIES, INC. AND BP AUTOMOTIVE, INC.

6. RELATED PARTY TRANSACTIONS



     At December 31, 1996 and 1997, the Companies have accounts receivable of approximately $2,000 and $373,000, respectively, due from entities related through certain common ownership. At December 31, 1997, the Companies have accounts payable to an entity related through certain common ownership of approximately $25,000.



     The Companies have notes payable due to related parties of $750,000 at December 31, 1996. The amounts were repaid in full during 1997.



     The Companies have notes receivable due from stockholders of $132,000 and $56,000 at December 31, 1996 and 1997, respectively. The notes are due on demand and interest accrues at a rate of 6% per annum.



     ARS receives rental income for the use of its airplane and hanger from an entity related through certain common ownership. Total rental income for 1996 and 1997 was approximately $64,000 and $68,000, respectively.



     ARS pays management and consulting fees to an entity related through certain common ownership and certain stockholders. Total management and consulting fees for both 1996 and 1997 was approximately $276,000.



7. PENDING ACQUISITION



     In December 1997, the Companies entered into a binding letter of intent to sell to Championship Auto Racing Teams, Inc. all of the outstanding shares of stock of ARS and certain of the assets of BP for $10,000,000 in cash and options to purchase 100,000 shares of CART common stock at the initial public offering (the "Offering") price (the "Indy Lights Acquisition"). The Indy Lights Acquisition is anticipated to close concurrently with the Offering and a portion of the proceeds from the Offering will be used to fund the Indy Lights Acquisition.

                      [THIS PAGE INTENTIONALLY LEFT BLANK]

                      [THIS PAGE INTENTIONALLY LEFT BLANK]

                  1998 FEDEX CHAMPIONSHIP SERIES RACE SCHEDULE

======================================================


NO DEALER, SALESPERSON, OR OTHER PERSON HAS BEEN AUTHORIZED TO GIVE ANY INFORMATION OR TO MAKE ANY REPRESENTATIONS IN CONNECTION WITH THE OFFERING OTHER THAN THOSE CONTAINED OR INCORPORATED BY REFERENCE IN THIS PROSPECTUS, AND, IF GIVEN OR MADE, SUCH OTHER INFORMATION OR REPRESENTATIONS MUST NOT BE RELIED ON AS HAVING BEEN AUTHORIZED BY THE COMPANY OR THE UNDERWRITERS. THIS PROSPECTUS DOES NOT CONSTITUTE AN OFFER TO SELL OR A SOLICITATION OF AN OFFER TO BUY ANY SECURITIES OTHER THAN THE REGISTERED SECURITIES TO WHICH IT RELATES IN ANY STATE TO ANY PERSON TO WHOM IT IS UNLAWFUL TO MAKE SUCH OFFER OR SOLICITATION IN SUCH STATE. NEITHER THE DELIVERY OF THIS PROSPECTUS NOR ANY SALE MADE HEREUNDER SHALL, UNDER ANY CIRCUMSTANCES, CREATE ANY IMPLICATION THAT THERE HAS BEEN NO CHANGE IN THE AFFAIRS OF THE COMPANY SINCE THE DATE HEREOF OR THAT THE INFORMATION CONTAINED OR INCORPORATED BY REFERENCE HEREIN IS CORRECT AS OF ANY TIME SUBSEQUENT TO ITS DATE.


                            ------------------------

                               TABLE OF CONTENTS


                                                PAGE
                                                ----
Prospectus Summary..........................      3
Risk Factors................................      7
Use of Proceeds.............................     13
Capitalization..............................     14
Dividend Policy.............................     14
Dilution....................................     15
Selected Consolidated Financial Data........     16
Management's Discussion and Analysis of
  Financial Condition and Results of
  Operations................................     18
Auto Racing Industry Overview...............     25
Business....................................     27
Management..................................     38
Certain Relationships and Related
  Transactions..............................     45
Principal and Selling Stockholders..........     47
Description of Capital Stock................     49
Shares Eligible for Future Sale.............     51
Underwriting................................     52
Legal Matters...............................     53
Experts.....................................     54
Additional Information......................     54
Index to Unaudited Pro Forma Condensed
  Consolidated Financial Information,
  Consolidated Financial Statements, and
  Combined Financial Statements.............    F-1


                            ------------------------
UNTIL           , 1998 (25 DAYS AFTER THE COMMENCEMENT OF THE OFFERING), ALL
DEALERS EFFECTING TRANSACTIONS IN THE COMMON STOCK OFFERED HEREBY, WHETHER OR NOT PARTICIPATING IN THIS DISTRIBUTION, MAY BE REQUIRED TO DELIVER A PROSPECTUS. THIS DELIVERY REQUIREMENT IS IN ADDITION TO THE OBLIGATION OF DEALERS TO DELIVER A PROSPECTUS WHEN ACTING AS UNDERWRITERS AND WITH RESPECT TO THEIR UNSOLD ALLOTMENTS OR SUBSCRIPTIONS.
======================================================
======================================================

                                4,660,000 SHARES


                                  [CART LOGO]

                               CHAMPIONSHIP AUTO

                               RACING TEAMS, INC.
                                  COMMON STOCK
                                   PROSPECTUS
                           JEFFERIES & COMPANY, INC.

                           A.G. EDWARDS & SONS, INC.
                                           , 1998
======================================================

                                    PART II
                     INFORMATION NOT REQUIRED IN PROSPECTUS

ITEM 13.  OTHER EXPENSES OF ISSUANCE AND DISTRIBUTION.

The following is an estimated statement of expenses payable in connection with the issuance and sale of the securities being registered, other than underwriting discounts and commissions:


    Securities and Exchange Commission Registration Fee                                  $   25,295
    National Association of Securities Dealers, Inc. Fee                                      9,504
    Accounting Fees and Expenses                                                            350,000
    Printing and Engraving Expenses                                                         200,000
    Blue Sky Filing Fees                                                                     15,000
    New York Stock Exchange Fees                                                            170,000
    Legal Fees and Expenses                                                                 250,000
    Miscellaneous                                                                           130,201
                                                                                         ----------
              TOTAL                                                                      $1,150,000
                                                                                          =========


ITEM 14.  INDEMNIFICATION OF DIRECTORS AND OFFICERS.

     Under provisions of the Certificate of Incorporation and By-laws of the Company, each person who is or was a director or officer of the Company shall be indemnified by the Company as a matter of right to the full extent permitted by law. The effects of the Certificate of Incorporation, By-laws and General Corporation Law of Delaware may be summarized as follows:

          (a) Under Delaware law, to the extent that such a person is successful on the merits in defense of a suit or proceeding brought against him by reason of the fact that he is a director or officer of the Company, he shall be indemnified against expenses (including attorneys' fees) reasonably incurred in connection with such action.

          (b) If unsuccessful in defense of a third-party civil suit or a criminal suit, or if such suit is settled, such person shall be indemnified under such law against both (1) expenses (including attorneys' fees) and
     (2) judgments, fines and amounts paid in settlement if he acted in good faith and in a manner he reasonably believed to be in, or not opposed to, the best interests of the Company, and with respect to any criminal action, had no reason to believe his conduct was unlawful.

          (c) If unsuccessful in a defense of a suit brought by or in the right of the Company, or if such suit is settled, such a person shall be indemnified under such law only against expenses (including attorneys' fees) incurred in the defense or settlement of such suit if he acted in good faith and in a manner he reasonably believed to be in, or not opposed to, the best interests of the Company except that if such a person is adjudged to be liable in a suit in the performance of his duty to the Company, he cannot be made whole even for expenses unless the court determines that he is fairly and reasonably entitled to indemnify for such expenses.

          (d) The Company may not indemnify a person in respect of a proceeding described in (b) or (c) above unless it is determined that indemnification is permissible because the person has met the prescribed standard of conduct by any one of the following: (i) the Board of Directors, by a majority vote of a quorum consisting of directors not at the time parties to the proceeding, (ii) if a quorum of directors not parties to the proceeding cannot be obtained, or, if obtainable but the quorum so directs, by independent legal counsel selected by the Board of Directors or the committee thereof, or (iii) by the stockholders.

ITEM 15. RECENT SALES OF UNREGISTERED SECURITIES.

     During the past three years, the Registrant has sold shares of its Common Stock and redeemed shares of its Common Stock. The following table sets forth the dates of sales, title and amounts of securities sold during the past three years by the Registrant:

     SHARES ISSUANCES (THE SHARES ISSUED REFLECT THE 400,000 FOR ONE SHARE EXCHANGE ON DECEMBER 19, 1997):


                                                AMOUNT OF          PRINCIPAL
 NUMBER OF SHARES          DATE OF SALE       CONSIDERATION       UNDERWRITER                   EXEMPTION
-------------------    --------------------   --------------    ---------------   --------------------------------------
  10,200,000            December 19, 1997              N/A           None         3(a)(9)--
                                                                                  Share exchange in connection with
                                                                                  corporate reorganization
   1,200,000            December 19, 1997       $1,200,000           None         4(2)--
                                                                                  Sale to 3 accredited investors
     200,000            December 19, 1997       $  600,000           None         4(2)--
                                                                                  Sale to 3 accredited investors
   1,200,000             January 29, 1997       $  840,000           None         4(2)--
                                                                                  Sale to 3 accredited investors
   1,200,000            February 16, 1996       $  630,000            N/A         4(2)--
                                                                                  Sale to 3 accredited investors
   1,600,000              March 13, 1995        $  720,000            N/A         4(2)--
                                                                                  Sale to 4 accredited investors


ITEM 16. EXHIBITS AND FINANCIAL STATEMENT SCHEDULES.


(a)      Exhibits

1.1      Form of Underwriting Agreement*
2.1      Letter of Intent dated December 22, 1997 regarding the acquisition of American Racing Series,
         Inc. and the assets of BP Automotive, Inc.*
3.1      Certificate of Incorporation of the Company filed December 8, 1997*
3.2      Bylaws of the Company *
4.1      Form of Common Stock Certificate
5.1      Legal Opinion of Kegler, Brown, Hill & Ritter Co., L.P.A.
10.1     1997 Stock Option Plan*
10.2     Director Stock Option Plan*
10.3     Employment Agreement with Andrew Craig dated December 22, 1997*
10.4     Employment Agreement with Randy K. Dzierzawski dated December 22, 1997*
10.5     Form of Promoter Agreement*
10.6     Promoter Agreement with Wisconsin State Park Speedway related to West Allis, Wisconsin dated
         June 5, 1996*
10.7     Promoter Agreement with Texaco Houston Grand Prix L.L.C. related to Houston, Texas dated July
         28, 1997*
10.8     Sanction Agreement with American Racing Series, Inc. dated December 22, 1995*
10.9     Loan Agreement with Comerica Bank dated April 30, 1997*
10.10    Loan Agreement with Comerica Bank dated May 1,1996*
10.11    Form of Sponsorship Agreement*
10.12    Employment Agreement with Carl L. Cohen
10.13    Employment Agreement with Robert E. Hollander dated June 21, 1997

10.14    ESPN, Inc. Agreement (Portions have been omitted pursuant to a request for confidential treatment. Confidential portions have been filed separately with the Securities and Exchange
         Commission.)
23.1     Consent of Deloitte & Touche LLP
23.2     Consent of Kegler, Brown, Hill & Ritter Co., L.P.A. (included in Exhibit 5.1)
24.1     Powers of Attorney*
24.2     Power of Attorney of the Company*
27.1     Financial Data Schedule

(b)      Financial Statement Schedules
         None


---------------


* Filed as an Exhibit with the initial filing of this Registration Statement No. 333-43141.


ITEM 17. UNDERTAKINGS.


     The undersigned registrant hereby undertakes to provide to the underwriter at the closing specified in the underwriting agreements certificates in such denomination and registered in such names as required by the underwriter to permit prompt delivery to each purchaser.


     The undersigned registrant hereby undertakes that:

          (1) For purposes of determining any liability under the Securities Act of 1933, the information omitted from the form of prospectus filed as part of a registration statement in reliance upon Rule 430A and contained in the form of prospectus filed by the registrant pursuant to Rule 424(b)(1) or
     (4) or 497(h) under the Securities Act shall be deemed to be part of the registration statement as of the time it was declared effective.

          (2) For the purposes of determining any liability under the Securities Act of 1933, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

     Insofar as indemnification for liabilities arising under the Securities Act of 1933 (the "Act") may be permitted to directors, officers and controlling persons of the Registrant pursuant to the foregoing provisions, or otherwise, the Registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a director, officer or controlling person of the Registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

                                   SIGNATURES


     Pursuant to the requirements of the Securities Act of 1933, as amended, the Registrant has duly caused this Amendment No. 1 to the Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Detroit, State of Michigan, on the 6th day of February, 1998.


                                      CHAMPIONSHIP AUTO RACING TEAMS, INC.

                                      By: /s/  ANDREW CRAIG

                                        ----------------------------------------
                                        Andrew Craig, Chief Executive Officer


     Pursuant to the requirements of the Securities Act of 1933, as amended, this Amendment No. 1 to the Registration Statement has been signed on February 6, 1998 by the following persons in the capacities indicated:


                  SIGNATURE                                             TITLE
---------------------------------------------  --------------------------------------------------------

/s/  ANDREW CRAIG                              Chief Executive Officer and Director
---------------------------------------------
Andrew Craig
/s/  RANDY K. DZIERZAWSKI                      Chief Financial and Accounting Officer
---------------------------------------------
Randy K. Dzierzawski

/s/  GERALD FORSYTHE*                          Director
---------------------------------------------
Gerald Forsythe

/s/  CHIP GANASSI*                             Director
---------------------------------------------
Chip Ganassi

/s/  CARL A. HAAS*                             Director
---------------------------------------------
Carl A. Haas

/s/  BRUCE R. MCCAW*                           Director
---------------------------------------------
Bruce R. McCaw

/s/  U.E. PATRICK*                             Director
---------------------------------------------
U.E. Patrick

/s/  ROBERT W. RAHAL*                          Director
---------------------------------------------
Robert W. Rahal

/s/  DERRICK WALKER*                           Director
---------------------------------------------
Derrick Walker

* Signed pursuant to a
  power of attorney

/s/  RANDY K. DZIERZAWSKI
---------------------------------------------
Randy K. Dzierzawski,
Attorney-in-Fact